
05009487

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Saputo Inc.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34670 FISCAL YEAR 3-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dlw

DAT : 7/6/05

CRAFTING OUR FUTURE

2005 ANNUAL REPORT



Saputo

CUMULATIVE TOTAL RETURN SINCE MARCH 31, 2000

The following graph compares, on a yearly basis, the total cumulative shareholder return of $100 invested in the Saputo Common Shares with the S&P/TSX Composite Total Return Index of the TSX during the five fiscal years ending March 31, 2005.



March 31, 2000 = $100
$300
$250
$200
$150
$100
$50
03/31/00
03/31/01
03/31/02
03/31/03
03/31/04
03/31/05
Saputo
S&P/TSX Composite Total Return Index



Revenues
(in millions of dollars)
3,883.1
3,398.1
3,570.2
2003
2004
2005
EBITDA(1)
(in millions of dollars)
407.8
352.8
403.3
2003
2004
2005
Net earnings
(in millions of dollars)
232.1
173.7
212.4
2003
2004
2005
Cash flow generated by operations
(in millions of dollars)
276.5
223.5
287.6
2003
2004
2005

All amounts in this report are in Canadian dollars, unless otherwise stated.

Table of Contents

HIGHLIGHTS

Years ended March 31 (in thousands of dollars, except per share amounts and ratios)	2005	2004	2003
Revenues			
Dairy Products Sector			
Canada and Other	$ 2,415,541	$ 2,161,852	$ 2,017,383
United States	1,308,735	1,240,954	1,212,810
	3,724,276	3,402,806	3,230,193
Grocery Products Sector	158,793	167,384	167,919
	$ 3,883,069	$ 3,570,190	$ 3,398,112
Earnings before interest, income taxes, depreciation and amortization (EBITDA)[1]			
Dairy Products Sector			
Canada and Other	$ 244,161	$ 209,855	$ 199,561
United States	137,043	160,887	120,069
	381,204	370,742	319,630
Grocery Products Sector	26,555	32,515	33,165
	$ 407,759	$ 403,257	$ 352,795
Net earnings	$ 232,145	$ 212,365	$ 173,728
Cash flows generated by operations	$ 276,485	$ 287,572	$ 223,532
Working capital	$ 452,635	$ 297,202	$ 269,326
Total assets	$ 2,133,072	$ 2,069,548	$ 1,970,686
Long-term debt (including current portion)	$ 302,521	$ 371,911	$ 521,135
Shareholders' equity	$ 1,315,850	$ 1,156,829	$ 1,016,504
Per share			
Net earnings			
Basic	$ 2.23	$ 2.05	$ 1.68
Diluted	$ 2.20	$ 2.03	$ 1.66
Dividends declared	$ 0.60	$ 0.48	$ 0.40
Book value	$ 12.59	$ 11.15	$ 9.83
Financial ratios			
Interest bearing debt[2]/Shareholders' equity	0.21	0.39	0.53
Return on average shareholders' equity	18.8 %	19.5 %	18.1 %

[1] **Measurement of results not in accordance with generally accepted accounting principles**
The Company assesses its financial performance based on its EBITDA, this being earnings before interest, income taxes, depreciation and amortization. EBITDA is not a measurement of performance as defined by generally accepted accounting principles in Canada, and consequently may not be comparable to similar measurements presented by other companies.
[2] Net of cash

Transformation

Every day our employees demonstrate that not only do they know how to transform raw materials into cheese, yogurt or snack cakes, but also, and most importantly, that they have what it takes to transform challenges into opportunities. It was through this invaluable ability that the little family company transformed itself into a leader in its industry. Today, Saputo is the largest dairy processor and the largest snack cake manufacturer in Canada, one of the most important cheese producers in North America and the third largest dairy processor in Argentina. Recognizing the important role that our employees play in our daily success, we consciously strive to create a working environment that is as stimulating as possible, where employees have the opportunity of transforming their jobs into continuously evolving careers.



Innovation

TO INNOVATE is to introduce something new.

Thanks to the daily contribution of our employees, innovation lies at the heart of the entrepreneurial culture that is our greatest source of pride. Passion is transmitted from generation to generation, at every level of the Company. Since the very beginning, we have always considered it a duty to offer our customers the flexibility required to respond to their specific needs. This constant concern with innovation motivates us not only to create new products, but also to think continuously about new ways of improving our day-to-day activities.


SOURCE DE FER
0 g
Gras trans
Trans Fat
Par portion/Per serving
SOURCE OF IRON
etits fruits -Mi

Growth

TO GROW is to become stronger, more numerous, more pervasive.

At Saputo, we are firmly committed to growth. In taking careful steps on consolidating our resources at every stage, we are getting closer to our goal of becoming a world-class dairy processor. Our employees are the driving force of this growth. Our commitment is to provide them with an environment conducive to self-fulfilment, in which they can develop along with the organization. In applying this winning recipe we have turned our Company into one that is traded publicly with sales of close to four billion dollars, a company that is now leaving its mark from one end of the Americas to the other. Saputo today has approximately 8,500 employees bringing their talents, skills and passion to its 46 plants and its distribution centres.


MayWest

Transform and innovate to grow

MESSAGE FROM THE CHAIRMAN OF THE BOARD



As you know, I have been shouldering the responsibilities of Chairman of the Board for more than a year since Lino Saputo, Jr. has been appointed President and Chief Executive Officer. Before, I was overseeing the day-to-day operations of the Company. Today my new role has given me a different perspective. It has made me realize how much progress has been made in the Company that my family and I founded over 50 years ago.

Saputo has grown at more than one level. As satisfied as I am with our financial results, which have enjoyed steady improvement since our founding, I am equally proud of the working environment we have succeeded in creating. The family spirit that prevails at our Company is the embodiment of our values and our business culture, and this remains the source of my greatest pride.

Our business approach, although it may have evolved over the years, has remained fundamentally the same. At all levels of the Company, our actions are considered on a daily basis. As true and enthusiastic entrepreneurs, we take care to always act quickly and always in the best interests of our shareholders, our customers and our employees.

I take pleasure in reporting the activities of the Board during the course of the past fiscal year.

The Board of Directors is responsible for overseeing the stewardship of the Company affairs to ensure that its resources are managed so as to increase share value and create economic wealth.

The Company believes in the importance of sound corporate governance and considers that the interest held by its majority shareholder ensures that its interests are in line with those of the other shareholders. The Company's Board of Directors is composed of a majority of unrelated and independent directors and the two Board committees are composed solely of unrelated and independent directors. The positions of Chairman of the Board and President and Chief Executive Officer are separate and the Board also has a Lead Director whose responsibilities include holding quarterly meetings of the unrelated and independent directors.

During the year, the Board of Directors and its committees fulfilled their mandates and oversaw the application of many policies and procedures adopted last year in light of the new regulatory requirements. In addition, consistent with the process adopted last fiscal year, we conducted our first formal evaluation of the performance of the Board of Directors, its committees and its directors. We also adopted a formal evaluation process of the performance of the President and Chief Executive Officer, which will be implemented this fiscal year.

The Board is pleased with the corporate governance practices in place within the Company and continues to monitor changes in legislation and in market trends to determine whether additional measures should be implemented. Please refer to the Information Circular dated June 6, 2005 for additional information on Board and committee mandates and accomplishments as well as corporate governance practices.

My thanks

I wish to thank the members of the Board of Directors for their invaluable advice throughout the past fiscal year.

Secondly, my most heartfelt thanks go out to our customers and to the consumers of our products, who have appreciated us for over 50 years. We will continue to make good on the same promise of quality, in terms of both products and service, and at a competitive price.

Lastly, as you know so well, we are all one big family at Saputo. And at the heart of that family are about 8,500 men and women who devote themselves day after day to the success of our Company. The passion and the commitment that characterize their daily work remain for me the greatest source of pride, and once again I wish to extend my warmest thanks to them.

In closing, my colleagues on the Board of Directors and I intend to carry on with the same efforts in fiscal 2006 to assist the Company in its growth.

Lino Saputo
Chairman of the Board

MESSAGE FROM THE PRESIDENT AND CHIEF EXECUTIVE OFFICER

We are proud to present net earnings of $232.1 million for the fiscal year ended March 31, 2005, up 9.3% compared to last fiscal year. Total revenues for fiscal 2005 amounted to $3.883 billion, up 8.8% over the preceding fiscal year.

Building on a very solid base supported by strong values and a defined corporate culture, I have had the privilege to take over the responsibilities as President and CEO on April 1, 2004, the very same year that marked our 50th anniversary.

Our storied past and humble beginnings remind us every day, that the true pillars of our foundations are the men and women in our organization that remain the driving force behind our consistent progress.

As the global dairy industry undergoes an evolution through consolidation, and with world consumption of dairy products growing at historical rates of one to two percent per year, our quest of becoming an increasingly important dairy player, remains unchanged. In the United States, we still remain active towards potential acquisitions of cheese operations. The industry is still fragmented and we believe that there are good opportunities for our Company. We will also continue to seek out opportunities in countries that could provide us a solid platform by which we would be able to increase our presence as a dairy player on a world-wide scale, very much as we have done in Argentina, our first foray outside of North America.

It is very important for us to remain a company that is not spoiled by past success. Although we have posted strong financial results, prior to and since our entrance into the public domain, we cannot rest on our laurels. We cannot, and we will not, allow ourselves to become complacent.

As such, our commitment to dairy products innovation is stronger than ever. Be it in diverse cheese and milk technologies, dairy solids enhancements, or by-products extensions, we will explore new avenues that further improve our product variety and manufacturing efficiencies, consistent with, and capitalizing on, the ever-changing desires of our customers and consumers. I recently established a team of individuals reporting directly to me whose mandate is to seek innovation at a quicker pace. Their support and commitment will allow our Company to become a leader in dairy initiatives and innovation.

Notwithstanding, every individual business unit will maintain the focus on product quality, cost effectiveness, and commitment to service that continues to distinguish our Company from the rest.

This being said, fiscal 2005 was another great year for Saputo.

In our Dairy Products Division (Canada), we have worked towards the final stages of the integration of our two former Cheese and Milk divisions into one single unit. Both our cheese and milk activities have seen increases in their sales volumes. We also started to see the benefits from the rationalization project we undertook in this division. As well, after the fiscal year-end, we concluded the acquisition of the activities of Fromage Côté S.A. and Distributions Kingsey Inc., Québec-based companies specializing in both fresh curds and specialty cheeses. The specialty cheese category has seen interesting growth in fiscal 2005 and we expect that this trend will continue as consumers are increasingly looking for specialty products.

In Argentina, we have successfully completed the integration of the division into Saputo's systems and values. As we have mentioned during the last fiscal year, we invested significant capital in new technologies and equipment that will allow us to extend our product offering and improve our profitability. We also experienced growth in both our national and international sales. For us, Argentina is a significant step in our goal to become a world-class dairy processor. We are learning everyday and this knowledge is already bearing fruit and will continue to do so in the future.

In the United States, our Cheese Division performed well considering the ever-changing and volatile market conditions. Overall, we experienced a decrease in our sales volumes, as the average block market per pound of cheese, as traded daily on the Chicago Mercantile Exchange (CME), was US$0.28 higher this fiscal year over the prior fiscal year. The majority of the volume decline was concentrated in commodity type cheeses where the industry struggled with over-capacity issues. Volumes in the string cheese, hard cheese and other cheese categories all experienced increases over the prior fiscal year. In order to capitalize on the string cheese popularity, we announced in May 2005, the acquisition of the activities of Schneider Cheese, Inc., a manufacturer of string cheese and cheese sticks under the *Schneider* brand name and other private labels. We see great opportunities in the United States both from internal growth, where innovation is a key factor, as well as growth through acquisitions.



In the Bakery Division, we increased the base selling price for our economy- and family-size products, which resulted in a slight decrease in our sales volumes. Despite the volume decrease, we believe the decision was necessary to ensure the continued profitability of the division. This division evolves in a competitive industry where innovation drives most of the growth. We have made a commitment towards the development of this division. In that regard, we have initiated the introduction of products with reduced or no trans fat content, thus pursuing our leadership in the snack cake and cereal bar categories.

For fiscal 2006, we intend to increase our revenues, EBITDA and net earnings. This increase will be through organic initiatives in each division supported through capital investments. In Argentina, we will solidify our position by dedicating specific capital investments to increase production capacity as well as to optimize our by-products derived from cheese manufacturing. For our Bakery Division, fiscal 2006 will mark the first year of our three-year investment plan for which we committed approximately $20 million in February 2004. This investment should be covered by additional profitability generated within the same three-year period. In addition, we are evaluating potential cheese operations acquisitions in the United States.

Looking at all the projects we are working on at the beginning of fiscal 2006, I am reminded of all the possibilities and promise the future holds for our Company. Given our financial stability and strength, we control our destiny. In the coming year, we will make the appropriate decisions and take all necessary actions to continue our successful ways, which all stakeholders have been accustomed to for over half a century.

Day after day, we are crafting our future.

Lino Saputo, Jr.
President and Chief Executive Officer

CORPORATE MANAGEMENT



From left to right, in the back:

Dino Dello Sbarba, President and Chief Operating Officer, Cheese Division (USA)
Carmine De Somma, President and Chief Operating Officer, Dairy Products Division (Argentina)
Randy Williamson, President and Chief Operating Officer, Dairy Products Division (Canada)
Lino Saputo, Jr., President and Chief Executive Officer

From left to right, in the front:

Pierre Leroux, Executive Vice President, Human Resources and Corporate Affairs
Louis-Philippe Carrière, Executive Vice President, Finance and Administration

SAPUTO AT A GLANCE



Solid foundations, a commitment to excellence and dedication to growth are the keystones that have enabled Saputo to evolve as the largest dairy processor in Canada, one of the most important cheese producers in North America, the third largest dairy processor in Argentina and the largest snack cake manufacturer in Canada. Our products, manufactured in 46 plants that stretch from one end of the Americas to the other, are marketed under such well-known brand names as *Saputo, Armstrong, Caron, Cayer, Kingsey, Dairyland, Baxter, Nutrilait, Stella, Frigo, Dragone, Treasure Cave, La Paulina, Ricrem* and *Vachon*. Saputo Inc. is a public company whose shares are listed on the Toronto Stock Exchange under the symbol SAP. Propelled by the same sense of dedication that motivates our 8,500 employees to surpass themselves day after day, we will continue to successfully craft our future.






0g
Gras trans
Trans Fat
PAR PORTION
PER SERVING


HOP&GO!
Bouchées
Bite Size

GROCERY PRODUCTS SECTOR

Revenues (%) per market segment


Mainly
retail


Revenues
(in millions of dollars)
158.8
167.9
167.4
2003
2004
2005
EBITDA[1]
(in millions of dollars)
26.6
33.2
32.5
2003
2004
2005

BAKERY DIVISION




Vachon
Saputo


Vachon


Jos. Louis


May West


Ah Caramel!


LUNE 2 MOON


PASSION FLAKIE


HOP&GO!


Grannys

Types of products

Snack Cakes, Tarts, Cereal Bars

Sales

- Largest snack cake manufacturer in Canada and one of the leaders in the cereal bar market in Québec

Distribution

- Direct-to-store delivery

Activities

- Dominant market share in all regions of Canada
- Excess production capacity of 31%


Jos. Louis


LUNE 2 MOON


Brownies
Triple Fudge


HOP&GO!



US DAIRY PRODUCTS SECTOR

Sales volumes (%) per market segment

44 Foodservice

26 Industrial

30 Retail

Revenues (in millions of dollars)

2003	2004	2005
1,212.8	1,241.0	1,308.7

EBITDA[1] (in millions of dollars)

2003	2004	2005
120.1	160.9	137.0


Frigo
Cheese Heads
100% NATURAL STRING CHEESE
HIGH IN CALCIUM

(2)

CHEESE DIVISION (USA)


SAPUTO

STELLA

TREASURE CAVE

DRAGONE

Frigo

GARDENIA

Types of products

Mozzarella, String Cheese, Asiago, Blue, Whey Protein Concentrate, Feta, Fontinella, Gorgonzola, Kasseri, Sweetened Condensed Milk, Eggnog, Condensed Whey, Whey Powder, Parmesan, Provolone, Ricotta, Romano, Swiss

Sales

- Large range of products and well-balanced sales segmentation

Distribution

- Independent regional and national distributors
- 3 distribution centres: East, Midwest, West

Activities

- Producing 6% of all natural cheese manufactured in the United States
- Excess production capacity of 10%

[2] *Crayola*, *Twistables*, chevron, and serpentine are registered trademarks, smile design is a trademark of Binney & Smith.


TREASURE CAVE
FETA CHEESE

STELLA
FRESHLY SHAVED
PARMESAN CHEESE

100% NATURAL CHEESE
Snack Sticks

SAPUTO

CANADIAN AND OTHER DAIRY PRODUCTS SECTOR

Revenues (%) per market segment
Canadian Cheese Activities

Retail

Foodservice



Industrial

Revenues (%) per market segment
Canadian Fluid Milk Activities


Retail



Foodservice

Revenues (%) per geographic segment
Dairy Products Division (Argentina)

International



Domestic

DAIRY PRODUCTS DIVISION (CANADA)


Saputo

Armstrong
CHEESE


BARI




Dairyland


Nutrilait

Baxter

MILK
2GO

LAITS
GO

cayer

Types of products
Mozzarella, Cheddar, Fluid Milk, Butter, Blue, Bocconcini, Brick, Brie, Caciocavallo, Camembert, Colby, Cream, Flavoured Coffee Creamers, Sour Cream, Farmer, Feta, Friulano, String Cheese, Cottage Cheese, Goat Cheese, Havarti, Juices and Drinks, Milk Powder, Evaporated Milk, Lactose, Margarine, Monterey Jack, Munster, Parmesan, Pastorella, Whey Protein, Provolone, Ricotta, Romano, Swiss, Trecce, Dips, Tuma, Yogurt

Sales
- Diversified range of dairy products
- Leader in supplying the pizzeria market
- Wide variety of specialty cheeses

Distribution
- Direct delivery in all regions of Canada
- The largest dairy product distribution infrastructure in Canada

Activities
- Producing 38% of all natural cheese manufactured in Canada
- Processing 20% of all fluid milk in Canada
- Excess production capacity of 18% for cheese activities
- Excess production capacity of 31% for fluid milk activities

DAIRY PRODUCTS DIVISION (ARGENTINA)


La Paulina

Ricrem

molfino

Taluhet

Senda

Types of products
Mozzarella, Parmesan, Milk Powder, Butter, Cheddar, Cream, *Dulce de Leche* (Caramelized Milk), Edam, Emmenthal, Gouda, Goya, Monterey Jack, Soft Cheeses, Swiss, UHT Milk, Prato, Reggianito

Sales
- Nearly 44% of sales are in the domestic market
- Cheese and milk powder exported to over 30 countries

Distribution
Independent distribution network comprising 150 distributors in 9 branches

Activities
- Processing 5% of all milk in Argentina
- Excess production capacity of 20%

SAPUTO AT A GLANCE

CONSOLIDATED FINANCIAL INFORMATION



Revenues
(in millions of dollars)
3,883.1
3,398.1
3,570.2
2003 2004 2005
EBITDA(1)
(in millions of dollars)
407.8
352.8
403.3
2003 2004 2005
Net earnings
(in millions of dollars)
232.1
173.7
212.4
2003 2004 2005

(1) **Measurement of results not in accordance with generally accepted accounting principles**
The Company assesses its financial performance based on its EBITDA, this being earnings before interest, income taxes, depreciation and amortization. EBITDA is not a measurement of performance as defined by generally accepted accounting principles in Canada, and consequently may not be comparable to similar measurements presented by other companies.



Number of employees per sector*
1,100
Grocery Products Sector
5,300
Canadian and Other Dairy Products Sector
2,100
US Dairy Products Sector
*Approximate number
Number of plants per sector
1
Grocery Products Sector
30
Canadian and Other Dairy Products Sector
15
US Dairy Products Sector
Revenues (%) per sector
4
Grocery Products Sector
62
Canadian and Other Dairy Products Sector
34
US Dairy Products Sector

Visit us at *www.saputo.com*.



La Paulina
Pategras



CANADIAN AND OTHER DAIRY PRODUCTS SECTOR

Revenues
(in millions of dollars)

2003	2004	2005
2,017.4	2,161.9	

EBITDA[1]
(in millions of dollars)

2003	2004	2005
199.6	209.9	







La Paulina
Leche en Polvo



Nutrilait
Plus
2%



Saputo
Mozzarina



Saputo
Part Skim
Mozzarella

MANAGEMENT'S ANALYSIS

The goal of the present management report is to provide a better understanding of our activities and should be read while referring to our audited consolidated financial statements and the accompanying notes, which are prepared in accordance with Canadian Generally Accepted Accounting Principles. In addition to containing an analysis of the year ended March 31, 2005, this report addresses any material element to be considered between March 31, 2005 and June 6, 2005, the date on which this report was approved by the Board of Directors of Saputo Inc. (the "Company" or "Saputo"). Additional information about the Company, including the Annual Information Form for the year ended March 31, 2005, can be obtained on SEDAR at www.sedar.com.

This disclosure document contains management's analysis on forward-looking statements. Caution should be used in the interpretation of management's analysis and statements, since management often makes reference to objectives and strategies that contain a certain element of risk and uncertainty. Due to the nature of our business, the risks and uncertainties associated with it could cause the results to differ materially from those stated in such forward-looking statements.

GLOBAL OVERVIEW

Fiscal 2005 marked Saputo's first full year of operations as a major player in both the North and South American dairy industry. Saputo's operations are carried out in 46 plants and numerous distribution centres across Canada, United States, and Argentina. Saputo is proud to employ approximately 8,500 employees whose efforts and dedication have enabled the Company to excel.

Saputo is active in two sectors: dairy products, which accounts for 95.9% of consolidated revenues, and grocery products, with 4.1% of consolidated revenues. Saputo manufactures almost all of the products it commercializes.

Our Dairy Products Sector consists of the following: Canadian and Other Dairy Products Sector and US Dairy Products Sector. The Canadian and Other Dairy Products Sector consists of our Dairy Products Division (Canada) and our Dairy Products Division (Argentina). The US Dairy Products Sector consists of our Cheese Division (USA). Saputo's dairy products are available in all segments of the food market: retail, foodservice and industrial. Saputo is the largest dairy processor in Canada, among the top five in the United States and the third largest in Argentina.

The **retail** segment accounts for 51% of total revenues within the Dairy Products Sector. Sales are made to supermarket chains, independent retailers, warehouse clubs and specialty cheese boutiques under our own brand names as well as under private labels. Products manufactured and sold in this segment include dairy products as well as non-dairy products such as non-dairy creamers, juices and drinks.

The **foodservice** segment accounts for 33% of total revenues within the Dairy Products Sector. Sales are made to distributors of both specialty cheeses and complete product lines as well as to restaurants and hotels under our own brand names and under various private labels. Through our Canadian distribution network, we also offer non-dairy products manufactured by third parties. We also produce dairy blends for fast-food chains.

The **industrial** segment accounts for 16% of total revenues within the Dairy Products Sector. Sales are made to food processors that use our products as ingredients to manufacture their products. In Canada, we supply cheese to frozen pizza manufacturers while in the United States, we supply cheese to numerous large food manufacturers.

Our Canadian and US cheese manufacturing facilities also produce by-products such as lactose, whey powder and whey protein. Through our Canadian industrial segment, we sell cheese, lactose, whey powder, ice cream mixes and whey protein to numerous international clients. Our Argentina facilities also supply many international clients primarily with milk powder and cheese.

Our Grocery Products Sector consists of our Bakery Division which manufactures and markets snack cakes, tarts and cereal bars. Our products are sold almost exclusively in the Canadian retail segment, through supermarket chains, independent retailers, and warehouse clubs. On a smaller scale, the Bakery Division is also present in the northeastern United States. Saputo is the largest snack cake manufacturer in Canada and a leader in Québec's cereal bar market.

Revenues (%) per market segment
Dairy Products Sector


51
Retail
33
Foodservice
16
Industrial

Elements to Consider when Reading Management's Analysis for Fiscal 2005

During fiscal 2005, we experienced solid financial performance:

- Net earnings totalled $232.1 million, up 9.3%
- Earnings before interest, income taxes, depreciation and amortization (EBITDA)[1] totalled $407.8 million, up 1.1%
- Revenues reached $3.883 billion, up 8.8%
- Cash flows generated by operations of $276.5 million, slightly lower compared to last fiscal year

The improved performance in fiscal 2005 is the result of increased volumes and savings achieved from rationalization activities undertaken in prior fiscal years in our Dairy Products Division (Canada), as well as the inclusion of a full year of results from our operations in Argentina compared to only 18 weeks in the previous fiscal year.

The continued rise of the Canadian dollar affected fiscal 2005 results. During fiscal 2005, the appreciation of the Canadian dollar eroded approximately $3 million in net earnings, $8 million in EBITDA, and $70 million in revenues.

In the United States, we were affected by a less favourable relationship between the average block market[2] per pound of cheese and the cost of milk as raw material. The higher average block market per pound of cheese in the United States had a positive effect of approximately $148 million on revenues. The overall average block market per pound of cheese of US$1.67 this fiscal year was higher compared to US$1.39 last fiscal year. This benefited the EBITDA this fiscal year by providing a better basis of absorption for our fixed costs, while a less favourable relationship between the average block market per pound of cheese and the cost of milk as raw material was observed this fiscal year compared to last fiscal year. With regards to inventories, we started the fiscal year with a block market per pound of cheese at US$2.09 and ended the year at US$1.62, causing an unfavourable impact on the realization of inventories. These combined factors had a negative impact of $29.7 million on EBITDA.

The Company also benefited from a one-time tax reduction to adjust future tax balances, due to a reduction in US tax rates, thus increasing net earnings by $3.5 million.

Financial Orientation

Over the years, Saputo has been synonymous with financial stability and performance growth. This is due to the strong foundations instilled in every facility in Canada, United States, and more recently, Argentina. Our sound business model has enabled the Company to grow both organically and through acquisitions, while maintaining profit margins.

Our goal of creating value for our employees and shareholders remains our most important objective. Our discipline and thorough approach has enabled us to achieve this goal. This approach is present in all facets of our business. From manufacturing to sales activities, Saputo employees' belief in this approach is the cornerstone to the Company's success.

The Company continually monitors and questions financial results in order to ensure that optimal results are achieved. The strong financial stability of the Company is a result of such actions. In fiscal 2005, Saputo fully repaid the long-term debt relating to the Dairyworld acquisition (February 2001). Our balance sheet is stronger than ever.

Our goal of becoming a world-class dairy processor remains intact. Whether it be via organic growth or future acquisitions, Saputo will continue to apply the same principles and methodologies that have proven to be successful.

[1] Measurement of results not in accordance with generally accepted accounting principles
The Company assesses its financial performance based on its EBITDA, this being earnings before interest, income taxes, depreciation and amortization. EBITDA is not a measurement of performance as defined by generally accepted accounting principles in Canada, and consequently may not be comparable to similar measurements presented by other companies.

[2] "Average block market" is the average daily price of a 40 pound block of Cheddar cheese traded on the Chicago Mercantile Exchange (CME), used as the base price for the cheese.

Selected Consolidated Financial Information

Years ended March 31 (in thousands of dollars, except per share amounts and ratios)		2005	2004	2003
Statement of earnings data				
Revenues	Dairy Products Sector			
	Canada and Other	$ 2,415,541	$ 2,161,852	$ 2,017,383
	United States	1,308,735	1,240,954	1,212,810
		3,724,276	3,402,806	3,230,193
	Grocery Products Sector	158,793	167,384	167,919
		$ 3,883,069	$ 3,570,190	$ 3,398,112
Cost of sales, selling and administrative expenses				
	Dairy Products Sector			
	Canada and Other	$ 2,171,380	$ 1,951,997	$ 1,817,822
	United States	1,171,692	1,080,067	1,092,741
		3,343,072	3,032,064	2,910,563
	Grocery Products Sector	132,238	134,869	134,754
		$ 3,475,310	$ 3,166,933	$ 3,045,317
EBITDA	Dairy Products Sector			
	Canada and Other	$ 244,161	$ 209,855	$ 199,561
	United States	137,043	160,887	120,069
		381,204	370,742	319,630
	Grocery Products Sector	26,555	32,515	33,165
		$ 407,759	$ 403,257	$ 352,795
	EBITDA margin (%)	*10.5%*	*11.3%*	*10.4%*
Depreciation of fixed assets				
	Dairy Products Sector			
	Canada and Other	29,743	29,854	29,697
	United States	31,175	31,550	35,704
		60,918	61,404	65,401
	Grocery Products Sector	5,147	4,634	5,488
		66,065	66,038	70,889
Operating income				
	Dairy Products Sector			
	Canada and Other	214,418	180,001	169,864
	United States	105,868	129,337	84,365
		320,286	309,338	254,229
	Grocery Products Sector	21,408	27,881	27,677
		341,694	337,219	281,906
Interest on long-term debt		28,026	34,792	43,672
Other interest, net of interest income		1,064	1,218	(1,351)
Earnings before income taxes		312,604	301,209	239,585
Income taxes		80,459	88,844	65,857
Net earnings		$ 232,145	$ 212,365	$ 173,728
Net earnings margin (%)		*6.0%*	*5.9%*	*5.1%*
Net earnings per share		$ 2.23	$ 2.05	$ 1.68
Diluted net earnings per share		$ 2.20	$ 2.03	$ 1.66
Dividends declared per share		$ 0.60	$ 0.48	$ 0.40
Balance sheet data				
Total assets		$ 2,133,072	$ 2,069,548	$ 1,970,686
Long-term debt (including current portion)		$ 302,521	$ 371,911	$ 521,135
Shareholders' equity		$ 1,315,850	$ 1,156,829	$ 1,016,504
Statement of cash flows data				
Cash flows generated by operations		$ 276,485	$ 287,572	$ 223,532
Amount of additions to fixed assets, net of proceeds on disposal		$ 76,345	$ 84,520	$ 66,531

Saputo's **consolidated revenues** totalled $3.883 billion, an increase of $313.0 million or 8.8% compared to $3.570 billion posted in fiscal 2004. The increase is attributed to our Dairy Products Division (Canada), as a result of increased sales volumes and higher selling prices, along with the inclusion of a full year of activity from our Dairy Products Division (Argentina) compared to only 18 weeks in fiscal 2004. These two factors contributed approximately $254 million of additional revenues in fiscal 2005. Our US Dairy Products Sector benefited from a US$0.28 higher average block market per pound of cheese, increasing revenues by approximately $148 million compared to last fiscal year. However, the appreciation of the Canadian dollar eroded about $70 million in revenues. Furthermore, a 3% decrease in sales volumes in our US Dairy Products Sector negatively affected revenues. The Grocery Products Sector revenues were approximately $9 million or 5.1% lower compared to fiscal 2004.

Earnings before interest, income taxes, depreciation and amortization amounted to $407.8 million, an increase of $4.5 million compared to $403.3 million in fiscal 2004. The increase is attributed to our Canadian and Other Dairy Products Sector. Increased sales volumes and the benefit of the rationalization activities undertaken in fiscal 2004 from our Dairy Products Division (Canada) combined with the benefit from a full year of results from our Dairy Products Division (Argentina) contributed approximately $34 million in additional EBITDA. Our US Dairy Products Sector EBITDA decreased by approximately $24 million in fiscal 2005. The overall average block market per pound of cheese of US$1.67 this fiscal year was higher compared to US$1.39 last fiscal year. This benefited the EBITDA this fiscal year by providing a better basis of absorption for our fixed costs, while a less favourable relationship between the average block market per pound of cheese and the cost of milk as raw material was observed this fiscal year compared to fiscal 2004. With regards to inventories, we started the fiscal year with a block market per pound of cheese at US$2.09 and ended the year at US$1.62, causing an unfavourable impact on the realization of inventories. These combined factors had a negative impact of $29.7 million on EBITDA. The appreciation of the Canadian dollar also eroded approximately $8 million of EBITDA in fiscal 2005. These factors offset an increase of approximately $12 million in our US Dairy Products Sector EBITDA generated by continued improvements in our manufacturing processes, price increases implemented on fixed price items and better product mix within the retail segment. The EBITDA for our Grocery Products Sector decreased by $5.9 million in fiscal 2005 caused by the reduced revenues, additional pension charges as well as increased ingredient and labour costs.

EBITDA margin decreased from 11.3% in fiscal 2004 to 10.5% in fiscal 2005, mainly as a result of reduced margins in our US Dairy Products Sector. The US Dairy Products Sector was affected negatively in terms of the relationship between the average block market per pound of cheese and the cost of milk as raw material, which decreased by US$0.063 per pound of cheese this fiscal year compared to fiscal 2004.

Depreciation expense totalled $66.1 million, stable compared to $66.0 million for the last fiscal year. The increase attributed to the inclusion of a full year depreciation from our Argentina operations was offset by a decrease in our Cheese Division (USA) depreciation caused by the appreciation of the Canadian dollar.

Net interest expense decreased to $29.1 million in fiscal 2005 from $36.0 million in fiscal 2004. The reduction is attributed to the decrease in interest on long-term debt following repayments made. The appreciation of the Canadian dollar also reduced the interest expense on our US dollar debt.

Income taxes totalled $80.5 million for an effective tax rate of 25.7%, compared to 29.5% in fiscal 2004. The following two factors explain the change in the effective tax rate. Firstly, a greater portion of our taxable earnings was generated in Canada, which is subject to lower tax rates than the United States. Secondly, the Company benefited from a one-time tax reduction to adjust future tax balances, due to a reduction in US tax rates, thus reducing income taxes by $3.5 million.

For the year ended March 31, 2005, **net earnings** amounted to $232.1 million, a 9.3% increase over $212.4 million in fiscal 2004. The appreciation of the Canadian dollar eroded net earnings by approximately $3 million, while the one-time tax adjustment added $3.5 million to net earnings. Excluding these two factors, net earnings would have risen by 9.0% compared to fiscal 2004.

Net earnings
(in millions of dollars)

Diluted net earnings per share ○
Dividends declared per share ◇
(in dollars)



232.1
173.7
212.4
2003 2004 2005
2.20
1.66
2.03
0.60
0.40
0.48
2003 2004 2005

INFORMATION BY SECTOR

Canadian and Other Dairy Products Sector

The sector consists of our Dairy Products Division (Canada) and our Dairy Products Division (Argentina).

Revenues (Canadian and Other Dairy Products Sector)

Revenues of the Canadian and Other Dairy Products Sector amounted to $2.416 billion, an increase of $254 million or 11.7% over the $2.162 billion in revenues for the previous fiscal year. Of the $254 million increase in revenues in fiscal 2005, approximately 58% or $148 million stems from our Dairy Products Division (Canada), representing a 7% increase over last fiscal year. The remainder of approximately $106 million is attributed to our Dairy Products Division (Argentina), which contributed a full year to the revenues in fiscal 2005 compared to only 18 weeks in fiscal 2004.

Relating to the $148 million increase in revenues from our Dairy Products Division (Canada), approximately $49 million relate to higher selling prices as a result of the increase in the cost of milk as raw material. The rest is mainly related to volume growth in our cheese, yogurt, cream and juice categories compared to the previous fiscal year.

Saputo is the leader in cheese production in Canada, with about 38% of all the natural cheese manufactured in the country. On the fluid milk side, Saputo's production accounts for approximately 20% of the Canadian total, while in Argentina the Company ranks third among dairy processors.

As for our **Canadian cheese activities,** our volumes showed a good increase for fiscal 2005, driven by sales of specialty cheeses that continued to grow. This fiscal year the specialty cheese sales volumes rose by almost 10%. We are paying special attention to this category by focusing on promotions and by continuing to support our brands. We believe that consumer interest for these specialty products will continue and we are dedicating our energies and resources in such a way as to capitalize on opportunities in the current market.

Our sales in the **retail** segment grew at the same pace as our overall volumes, notably in Québec with our specialty and string cheeses. The retail segment accounts for 48% of the revenues in our Canadian cheese activities, the same as the previous fiscal year.

Our cheese marketing activities focused on building strong national brands, and driving sales of higher margin specialty cheeses. In Canada, our flagship cheese brands include *Saputo, Cheese Heads, Armstrong, Cayer* and *Caron.* All of these brands received significant advertising and promotional support in fiscal 2005. This included the use of television, print and radio advertising at both the regional and national levels. One of our most successful television campaigns aired in the first quarter in the Québec market, and reinforced *Saputo* as a leader of Italian cheeses. We also utilized a wide variety of promotional vehicles to support our cheese brands, including in-pack promotions, demos, coupons and promotions customized for specific grocery banners. We launched a number of new cheese products in fiscal 2005, focusing on Italian, Canadian and French specialty cheeses. Our specialty products continue to be recognized for outstanding quality. For example, *Cayer Bleubry* was the *Blue Cheese Category Champion* at the *2004 Canadian Cheese Grand Prix.* Moreover, eight of our cheeses finished first in their respective categories at the *British Empire Cheese Competition* held in Ontario in November 2004.

We maintained our predominance in the **foodservice** segment. Sales growth in the segment is the result of the addition of new clients during the course of the fiscal year and higher selling prices caused by the increase in the cost of milk as raw material. This segment accounts for 39% of the revenues in the Canadian cheese activities, same as the previous fiscal year. In fiscal 2005, we increased our specialty cheese market share in this segment. We are pursuing opportunities in specialty cheeses through our national accounts.

Revenues (%) **per market segment**
Dairy Products Division (Canada)


62
Retail
31
Foodservice
7
Industrial

Revenues (in millions of dollars)
Canadian and Other Dairy Products Sector


2,415.5
2,017.4
2,161.9
2003
2004
2005

At close to 13% of revenues from our Canadian cheese activities, our **industrial** segment consists of cheese and by-product sales. The increase in our revenues is attributed to more favourable prices on the international by-product market and to the additional sales of skim milk powder, since we serve as a processor of last resort for all excess milk in the three most western Canadian provinces.

Our **Canadian fluid milk activities** enjoyed a slight volume increase over fiscal 2004. The bulk of the increase in revenues is derived from the production and commercialization of *Sunny Delight*[3] drinks under license for the total Canadian market. This commercialization began in the final quarter of last fiscal year, and we therefore benefited from a full year's contribution to revenues in fiscal 2005.

Our fluid milk and cream market share has remained relatively stable in the Canadian provinces, with the exception of Québec and Ontario, where we are continuing to increase our presence. Breakdown of our revenues remains stable between the retail segment (80%) and the foodservice segment (20%).

Our milk marketing resources are deployed in order to maximize our profitability. More precisely, our value-added products such as our yogurts, non-dairy creamers, functional milks and flavoured milks received significant advertising and promotional support. Some examples of such products include *Milk 2 Go / Lait's Go, Dairyland Plus / Nutrilait Plus, Dairyland* yogurts and *International Delight*[3] non-dairy creamers.

We continue to focus on product innovation to enhance our reputation as a market leader and to drive incremental revenue and profit. For example, *Dairyland Cottage Cheese Combos* was launched in the first quarter of fiscal 2005 and is the first and only flavoured single-serve cottage cheese available in Canada. Similarly, *Dairyland Li'l Ones Yogurt,* launched in the fourth quarter of fiscal 2005, is the first Canadian yogurt specifically formulated for babies and toddlers.

In fiscal 2005, we continued with our vending-machine program, with over 500 machines in service across Canada. We intend to pursue the growth potential and increase the number of vending-machines throughout Canada into appropriate locations.

The dairy products market in Canada is both stable and competitive. No trend was observed in the market that would necessitate alternate ways of managing either our prices, rebates or discounts.

In **Argentina,** our activities continue to develop at an interesting pace. Revenues from these activities for fiscal 2005 amounted to $150.3 million, surpassing the revenue trend for the division at the acquisition date. Strong product demand from the international market has allowed us to grow our export revenues throughout the fiscal year. Our domestic market also benefited from strong local conditions. These factors were the major contributors allowing the division to achieve the fiscal 2005 revenues.

Revenues (%) per geographic segment
Dairy Products Division (Argentina)


56
International
44
Domestic

EBITDA (Canadian and Other Dairy Products Sector)

At March 31, 2005, our earnings before interest, income taxes, depreciation and amortization (EBITDA) totalled $244.2 million, as compared to $209.9 million a year earlier, an increase of $34.3 million or 16.3%. The EBITDA margin in this sector climbed from 9.7% in the previous fiscal year to 10.1% in fiscal 2005. Our Argentina activities throughout the fiscal year have continued to improve their EBITDA margins, although inferior to comparable Canadian activities. Included in our EBITDA for fiscal 2005 is a $2.6 million gain on disposal of fixed assets held for sale.

The increase in the EBITDA is attributed to several factors. In fiscal 2005, we worked on further consolidating our manufacturing operations in response to the rationalization measures implemented during fiscal 2004. Important changes were implemented so that we would be in a position to secure the savings that were anticipated from those rationalization measures. These savings began to materialize in the second quarter, and amounted to roughly $5 million for fiscal 2005. We have improved our operational efficiencies and expect to generate annual savings of approximately $7 million. Fiscal 2004 EBITDA included rationalization expenses of $7.8 million. In addition, the increase in our cheese volumes contributed to the EBITDA. Furthermore, serving as a processor of last resort for all excess milk in the three most western Canadian provinces, we had access to milk surpluses that enabled us to increase our sales volumes of skim milk powder, which contributed to the results but do not generate the same EBITDA margins as our cheese revenues. Also our EBITDA benefited from a full year's contribution of *Sunny Delight*[3] drinks, which began commercialization in the final quarter of last fiscal year. Finally, during fiscal 2005 the market for by-products, although volatile, had a favourable impact of $1.3 million compared with fiscal 2004.

Despite the delay in the realization of savings relative to certain rationalization measures, the Canadian and Other Dairy Products Sector performed well. The progress made in sales volumes of our cheeses, juices, yogurts and flavoured milks enabled the sector to

(3) Trademarks used under license.

EBITDA (in millions of dollars)
Canadian and Other Dairy Products Sector


244.2
199.6
209.9
2003 2004 2005
Saputo
Mozzarina
Mediterraneo

strongly position the Company in the Canadian market. We believe there are other opportunities for growth in the market, especially in Québec and in Ontario, where we have a relatively small presence.

Furthermore, the merger of the former Cheese and Milk divisions (Canada) into a single operating unit, enabled us to identify certain opportunities that should generate additional savings both in administrative terms and at the logistics, transportation and distribution levels. We are currently working on taking full advantage of every targeted opportunity.

Outlook (Canadian and Other Dairy Products Sector)

The consumer excitement over specialty cheeses observed in fiscals 2004 and 2005 prompted us to redefine the positioning of those products in our operations. We plan to take advantage of that consumer enthusiasm by increasing our marketing support through redefining our packaging and brand names among other things. Our manufacturing processes being stable, reliable and efficient, we believe that we are in a position to expand the Company through this developing niche.

The recent acquisition of the activities of Fromage Côté S.A and Distributions Kingsey Inc. will complement our specialty cheese business and provide opportunities for growth. The acquisition will add approximately $110 million to revenues. The purchase price was $52.9 million on a debt-free basis. We will, in the coming fiscal year, prepare an action plan covering all aspects of this operation.

As for our Canadian fluid milk activities, we will be concentrating on developing our customer base, with our juice, yogurt and flavoured milk products generating more favourable EBITDA margins. At the same time, our manufacturing efficiency remains a priority and we will continue to be a low-cost processor. We are also carrying on with our vending-machine program as well as with our efforts to increase our market share in Québec and in Ontario.

During fiscal 2005, certain fixed asset investments were completed in our Dairy Products Division (Canada) in relation to plant capacity. These capital investments started in fiscal 2004. Taking into consideration that sales volumes have increased both in the cheese and fluid milk activities, our excess production capacity went from 20% to 18% in our Canadian cheese activities and from 32% to 31% in our fluid milk activities.

For our Argentina activities, great progress has been made this current fiscal year. We were successful in integrating the Saputo systems and values. Capital investments have been made with the installation of new technologies and equipment that will allow us to extend our product offering and improve our profitability. We are committed in the following fiscal year to continue the capital investments required to make this division a success. We plan to add $30 million of capital investments for our Argentina operations in fiscal 2006. This will allow the Company to manage its by-products and take full advantage of the opportunities, on both the international and domestic markets.


MILK
2GO
BANANA
BLAST




La Paulina


Saputo
Mozzarella

US Dairy Products Sector

Our Cheese Division (USA) performed well under difficult conditions in fiscal 2005. Although the division experienced a more favourable average block market per pound of cheese, it was negatively affected by the relationship between the average block market per pound of cheese and the cost of milk as raw material.

In fiscal 2005, we were able to maintain a good balance among our three market segments: retail, foodservice and industrial.

Revenues (US Dairy Products Sector)

Fiscal 2005 revenues totalled $1.309 billion, an increase of $68 million or 5.5% over the $1.241 billion in revenues attained in fiscal 2004. The higher average block market per pound of cheese this fiscal year had a positive impact of $148 million on the revenues we generated in the United States. The average block market per pound of cheese during fiscal 2005 was US$1.67, a US$0.28 increase over the average US$1.39 in fiscal 2004.

The high market at the end of fiscal 2004 along with early price increases implemented on fixed price items took their toll on overall volumes in fiscal 2005. Overall sales volumes declined by 3.0% for the fiscal year. Most of the decline took place within the fiscal 2005 second quarter following the effect of a high block market along with price increases. The majority of the volume decline was concentrated in commodity type cheeses where the industry struggled with over-capacity issues. Retail volumes suffered slightly in light of the higher prices during the fiscal year. On the other hand, volumes in the string cheese, hard cheese and other specialty cheese categories all experienced increases over the previous fiscal year.

The appreciation of the Canadian dollar throughout the fiscal year negatively affected revenues by approximately $70 million.

We market our products in three market segments: retail, foodservice and industrial. Our pricing, rebating and discounting practices in all three segments were unchanged throughout the fiscal year.

The **retail** segment accounts for 30% of our total sales volume in the United States, same as the previous fiscal year. In the last fiscal year, we concentrated our marketing efforts on supporting our brands with distinctive promotions to increase market share in several highly competitive retail cheese categories. *Frigo Cheese Heads* remains the number one brand of string cheese in the United States. This brand is supported with consumer promotion, utilizing on-pack offers, coupon distribution, and Web and print advertising. In the summer we offered the *Crayola Twistables*[4] crayon promotion and followed up in the fall with a *Simpsons*[5] promotion. Several new line extensions were introduced to take advantage of consumer trends within the cheese category such as *Frigo Cheese Heads Snack Sticks* containing mild Cheddar and Colby jack stick cheeses to complement our *Cheese Heads* line. *Stella Shaved Parmesan Deli Cups* were introduced in a format that helps satisfy consumers' desires for a restaurant-quality dining experience at home, as salads topped with shaved Parmesan have been featured on many restaurant menus. We also launched a line extension of flavoured fetas under the *Treasure Cave* brand including tomato and basil, garden herb and reduced fat. Feta cheese consumption continues to grow and new flavours broaden consumer trial and repeat purchasing. Our marketing efforts were recognized at the *International Dairy Foods Association 2005 Achieving Excellence Awards* by winning *Best Overall Promotion, Best Overall Website, Best New Cheese Product, Best Cheese Package Redesign,* and *Best Cheese Package Design.*

Sales volumes (%) **per market segment**
US Dairy Products Sector

Revenues (in millions of dollars)
US Dairy Products Sector



44
Foodservice
30
Retail
26
Industrial
1,308.7
1,212.8
1,241.0
2003
2004
2005

[4] *Crayola, Twistables,* chevron, and serpentine are registered trademarks, smile design is a trademark of Binney & Smith.
[5] *THE SIMPSONS*™ & ©2004 Twentieth Century Fox Film Corporation. All Rights Reserved.

The **foodservice** segment accounts for 44% of our total sales volume in the United States, a slight increase compared to last fiscal year. We experienced volume growth in this segment due to the quality of our products, the quality of our customer service, and the quality of our people at every level throughout the organization. During the fiscal year we concentrated on national accounts and were successful in landing new customers in that channel. At the same time, we worked hand in hand with our distributors to enhance their sales.

The **industrial** segment represents 26% of our total sales volume in the United States, a slight decrease compared to last fiscal year. Market volatility and excess production capacity in the industry inhibited our ability to meet our volume growth targets for this segment. The price-sensitive, large industrial customer typical to this segment is an attractive target for companies looking to fill idle capacity quickly. In the short run, we do not sacrifice profitability for the sake of market share. In the longer term however, we work to develop more effective formulations that meet larger customers' expectations for product performance and price. Products in the industrial segment also include whey by-products, sweetened condensed milk and eggnog. Prices of by-products in the international market rebounded in fiscal 2005.

EBITDA (US Dairy Products Sector)

During fiscal 2005, earnings before interest, income taxes, depreciation and amortization totalled $137.0 million, a $23.9 million or 14.9% decrease compared to $160.9 million posted in fiscal 2004. Fiscal 2005 was a volatile year. The overall average block market per pound of cheese of US$1.67 this fiscal year was higher compared to US$1.39 last fiscal year. This benefited the EBITDA this fiscal year by providing a better basis of absorption for our fixed costs, while a less favourable relationship between the average block market per pound of cheese and the cost of milk as raw material was observed this fiscal year compared to last fiscal year. Fiscal 2004 started with a block market per pound of cheese of US$1.08 and ended with US$2.09, setting the stage for major declines from that peak and extreme volatility in fiscal 2005 which ended the year at US$1.62. The margin is compressed in a declining market because the milk cost follows the block market on a delayed basis. In theory, these are timing differences which balance out over time. There is no guarantee however, that the balancing will occur within any particular fiscal year. Moreover, the balancing depends on volume remaining relatively constant throughout the period. With regards to inventories, we started the fiscal year with a block market per pound of cheese at US$2.09 and ended the year at US$1.62, causing an unfavourable impact on the realization of inventories. These combined factors had a negative impact of $29.7 million on EBITDA. Prices of by-products on the international markets rebounded in fiscal 2005, generating a positive impact on EBITDA of $1.4 million. However, the appreciation of the Canadian dollar created a shortfall in EBITDA of $7.6 million. These factors offset an increase of approximately $12 million in our EBITDA generated by continued improvements in our manufacturing processes, price increases implemented on fixed price items and better product mix within the retail segment.

Outlook (US Dairy Products Sector)

US Dairy Product Sector continues to produce quality products that meet the needs of our clientele. During the past fiscal year, we are particularly proud to have increased our sales in specialty and branded products such as string cheeses, Parmesan cheeses, Asiago cheese and others. This is a testimony to the continuous quality of products and services provided by Saputo people from plant floor right up to the customer's location. We are looking forward to the upcoming fiscal year with optimism as we are poised to launch several new products to complement our *Frigo Cheese Heads* line, our specialty *Stella* hard and blue cheeses. We also embrace the new fiscal year with a mandate to be innovative at every level. First at the operations level as we will apply innovative processes and techniques to diminish the impact of raw material and overhead cost increases, then at the marketing level with innovative promotions, product creation and packaging, and

EBITDA (in millions of dollars)
US Dairy Products Sector


137.0
160.9
120.1
2003
2004
2005


100% NATURAL CHEESE
SNACK STICKS


TREASURE CAVE
FETA CHEESE


STELLA
PARMESAN CHEESE


SAPUTO

at the sales level to enhance service to our clients and finally, internally, to continually improve the training of our employees.

The recent acquisition of the activities of Schneider Cheese, Inc. in May 2005 will further increase our presence in the string cheese category. These assets will complement our current cheese-making activities in the United States. The acquisition will add approximately US$40 million to revenues. The purchase price was US$24.4 million on a debt-free basis. During fiscal 2006, we will prepare an action plan covering all aspects of this operation in order to bring added-value to its activities.

During fiscal 2005, we completed projects that increased our capacity in certain manufacturing locations and enhanced the production capabilities of our specialty plants for greater efficiency and quality so that we can remain competitive despite rising energy, ingredients and other manufacturing costs. In the upcoming fiscal year, we will continue to evaluate our operations and will accordingly invest in projects that will enhance our profitability and better serve the needs of our clients. We are currently running at 90% capacity after having completed the investment projects. If necessary, we could add additional manufacturing capacity to our plants with minimal capital investments.

Once again in fiscal 2005, the fluctuations in the pricing of dairy products on the Chicago Mercantile Exchange (CME) significantly affected the results of our Cheese Division (USA). As mentioned in prior fiscal years, base prices are set according to daily transactions conducted at the CME. The CME acts as an auction market for certain commodity products where brokers represent buyers and sellers. Cheese is bought and sold on a daily basis, whereas butter is traded three days a week. The prices established at the end of a session serve as the reference price for most cheese and butter sales made in the United States. The CME market for Cheddar cheese blocks began fiscal 2005 at US$2.09, ranged from a low of US$1.36 to a high of US$2.20 during fiscal 2005, and closed at US$1.62 at March 31, 2005. These fluctuations in the cheese block market have had a significant effect on the results of our Cheese Division (USA). To remain successful, we must continually monitor the cheese block market and react accordingly. We are sensitive to the situation and we will actively search for permanent solutions that could provide more stability.

For a second consecutive fiscal year, the appreciation of the Canadian dollar negatively affected our results in fiscal 2005. It is extremely difficult to predict fluctuations in the US or Canadian currencies as exchange rates can be affected by many factors.



Grocery Products Sector

The Grocery Products Sector consists of the Bakery Division and accounts for 4.1% of the Company's revenues.

Revenues (Grocery Products Sector)

Revenues from the Grocery Products Sector totalled $158.8 million for the fiscal year ended March 31, 2005, down $8.6 million in comparison with the previous fiscal year. During fiscal 2005, sales volumes also fell by 4.9% in comparison with the previous fiscal year.

The decrease in volume is attributable to several factors. In the third quarter of fiscal 2005, we took over the distribution network in the Maritimes, which was previously operated by a third party. Although a positive step, it had a slight downward effect on our revenues due to the transition period. In addition, the arrival of Easter in April 2004 and March 2005 this fiscal year, has negatively affected our revenues twice, since this is traditionally a slower period for us. Finally, on February 7, 2005, we increased the base selling price for our economy- and family-size products, which affected some of our volumes.

Throughout the fiscal year, we were active in supporting our brand names. The category in which we operate requires innovation and new features on a regular and a seasonal basis. New products were introduced for the Christmas and Easter holiday periods, namely *Brownies Dominoël, Ah Caramel! Black Forest, Mini 1/2 Moon Strawberry-Vanilla* and the *Ah Caramel! Easter Eggs*. Other items targeting younger consumers, like *Dynamite* brand cakes, were introduced as permanent products.

With the aim of offering our customers the products they seek, we introduced at the end of fiscal 2005 the new trans-fat-free *Hop&Go!* line, backed by an advertising campaign on television and magazines which started at the beginning of fiscal 2006. Our leader brands *Jos. Louis, Ah Caramel!, 1/2 Moon* and *Brownies* are now offered either in a trans-fat-reduced or trans-fat-free formula.

In Canada, despite an increasingly competitive market, the division was able to retain its market share.

With regards to the US market, there was no material fluctuation in sales during the fiscal year. The introduction of our products to this market remains a small-scale undertaking, proceeding a step at a time and in well defined areas.

EBITDA (Grocery Products Sector)

EBITDA for the fiscal year ended March 31, 2005, amounted to $26.6 million, a drop of $5.9 million from that of the previous fiscal year. The EBITDA profit margin dipped from 19.4% in fiscal 2004 to 16.7% in fiscal 2005. Several elements account for these declines. Firstly, the drop in revenues in fiscal 2005 compared to fiscal 2004, as mentioned in the revenues section above, created a reduction in EBITDA. Secondly, compared to the same period last fiscal year, we were subject to certain manufacturing cost increases during fiscal 2005, including increases in raw material and packaging costs, as well as labour costs. Moreover, as mentioned in our fiscal 2004 annual report, the division incurred additional expenses during fiscal 2005 related to the pension plan of approximately $2.3 million as compared to fiscal 2004. Throughout fiscal 2004 and fiscal 2005, fixed-asset investments have enabled us to improve our production efficiency by switching to the use of robotization in certain operations. These increased efficiencies, however, were not sufficient to preserve our EBITDA margin.

Outlook (Grocery Products Sector)

Fiscal 2005 has turned out to be a highly constructive year, enabling the Bakery Division to identify the various market growth potentials in Canada.

In order to offset the impact of various cost increases, we announced an increase in the base price of our family- and economy-size products. Even if in the short term, this price increase had an effect on our sales volumes, we are confident that the sales volumes will resume to normal levels. We already practice

Revenues (in millions of dollars)
Grocery Products Sector


158.8
167.9
167.4
2003
2004
2005
HOP&GO
Bouchées
Bite Size

EBITDA (in millions of dollars)
Grocery Products Sector


26.6
33.2
32.5
2003
2004
2005
JOS. LOUIS
DYNAMITE

daily raw-material supply management, and we are subject to, like any manufacturer, increases in raw-material costs such as packaging and labour costs. Contrary to past practices, the revision of our selling prices will take place annually to ensure that the division can continue to grow.

We took over our Maritime distribution network to have greater control of market penetration, which incidentally will be receiving in fiscal 2006 additional marketing investments to support the re-launching of our *Hop&Go!* brand.

The snack cake, cereal bar and tart categories experienced somewhat difficult times in fiscal 2005 with the emergence of the trans-fat concern. In our position as leader, we were quick to introduce different products that responded to this new reality. We will be increasing our efforts in the upcoming fiscal year to expand our product offering at this level. The efforts from our research and development activities will support the division in order to market products that will meet consumer demands.

As a way of expanding our business, we developed over fiscal 2005 certain products for the in-store bakery and foodservice segments, and we will over fiscal 2006 present our products to the market. We believe growth possibilities in those segments are realistic.

In the United States, we are exploring other avenues to sell our products through co-packing arrangements for whom we would manufacture products for US customers.

The result of these initiatives will enable us to make better use of the excess capacity of our plant, which totals about 31%. Fixed-asset investments anticipated for fiscal 2006 will be in support of our development efforts.

Even though we operate in an industry referred to as one of indulgence, we remain convinced that consumers will continue to treat themselves. Our responsibility as leader in the snack-cake category in Canada will be to contribute to the growth of the entire category while never losing sight of consumer concerns regarding healthy eating.

As mentioned in our fiscal 2004 annual report, we took the decision to retain the Bakery Division and to invest approximately $20 million over the next three years for the development and the redeployment of its brands. In fiscal 2005, we took further steps to consolidate our position and strengthen the division through different initiatives. Fiscal 2006 will be the first of the three-year plan for which the investments will be covered by additional profitability generated within the same three years.

LIQUIDITY

Cash generated by operating activities before changes in non-cash working capital items totalled $305.3 million for fiscal 2005, slightly higher compared to the $301.3 million for fiscal 2004. During fiscal 2005, non-cash operating working capital items used $28.8 million, compared to a usage of $13.7 million in fiscal 2004. The increased usage is the result of increased inventory values at our Dairy Products Division (Canada) and our Cheese Division (USA). The increase in our Canadian operations is attributed to an increase of approximately 8% in the cost of milk as raw material. Our Cheese Division (USA) inventory increase is attributed to a combination of higher inventory volumes and the increased inventory cost in line with the higher average block market per pound of cheese in fiscal 2005.

In **investing activities,** the Company added $81.8 million in fixed assets, of which nearly 35% went into the replacement of fixed assets. The remaining funds were used to implement new technologies, as well as to expand and increase certain manufacturing capacities. The total of fixed asset spending compares favourably to our original budget of $80 million. The Company also disposed of unused assets in fiscal 2005 for total proceeds of $5.4 million, mostly in our Dairy Products Division (Canada).

As for **financing activities,** the Company repaid approximately $44 million of long-term debt. With this long-term debt repayment, the Company fully repaid the Canadian long-term debt under its initial contractual obligations of February 2001 governing loans issued as part of the acquisition of Dairyworld. The Company also repaid $68.8 million of bank loans.

For fiscal 2005, the Company issued shares for a cash consideration of $13.5 million as part of the Stock Option Plan, and paid out $59.5 million in dividends.

FINANCIAL RESOURCES

At March 31, 2005, the Company's working capital stood at $452.6 million, an increase of $155.4 million over the $297.2 million at the end of the previous fiscal year. The increase is attributed mostly to the complete repayment of the current portion of long-term debt and the significant reduction of outstanding bank loans as well as the increased cash positions as at March 31, 2005, resulting from the strong cash flows generated by the Company in fiscal 2005. Our interest bearing debt-to-equity ratio has also improved significantly, from 0.39 as at March 31, 2004 to 0.21 as at March 31, 2005.

The Company's financial condition continues to improve. As operations continue to generate positive cash flows, we do not foresee any additional working capital requirements.

For fiscal 2006, we foresee making about $100 million in additions to fixed assets, with approximately $60 million earmarked for new technology and added manufacturing capacity. The remainder will be devoted to replacing certain fixed assets. The increase in fixed asset additions is due to the continuing investment in our Argentina operations along with strategic investments planned for our Dairy Products Division (Canada). The Company expects fixed-asset depreciation expense in the amount of approximately $70 million. All funds required for the additions to fixed assets will be generated from Company operations. As at March 31, 2005, the Company had no significant commitments related to fixed-asset acquisitions.

The Company currently has at its disposal bank credit facilities of $234 million, $15.1 million of which are drawn. The Company also has $41.5 million of cash on hand. Should the need arise, the Company can make additional financing arrangements to pursue growth through acquisitions.

BALANCE SHEET

In comparison to March 31, 2004, the main balance sheet items at March 31, 2005 varied due to the appreciation of the Canadian dollar versus both the US dollar and the Argentina peso. The conversion rate of our US operation's balance sheet items in US currency was CND$1.2096 per US dollar as at March 31, 2005, compared to CND$1.3113 per US dollar as at March 31, 2004. The conversion rate of our Argentina operation's balance sheet items in Argentina pesos was CND$0.4135 per Argentina peso as at March 31, 2005, compared to CND$0.4570 per Argentina peso as at March 31, 2004. The increased Canadian dollar results in lower values recorded for the balance sheet items of our foreign operations. From an operations perspective, as at March 31, 2005, our inventory levels were approximately $32 million higher than levels from the previous fiscal year. The inventory increase is attributed to our Dairy Products Division (Canada), resulting principally from an increase of approximately 8% in the cost of milk as raw material, and our Cheese Division (USA), due to a combination of higher inventory volumes and the increased inventory cost in line with the higher average block market per pound of cheese in fiscal 2005. In fiscal 2006, our objective is to reduce our inventory by approximately $35 million. As at March 31, 2005, the amount of current portion of long-term debt has been eliminated following repayments made throughout the fiscal year. Income taxes payable increased from $26.0 million at March 31, 2004 to $67.4 million at March 31, 2005. The increase is the result of tax planning initiatives undertaken by the Company that deferred various tax payments. The change in foreign currency translation adjustment listed under shareholders' equity is determined on the basis of the change in foreign exchange rates. The Company's total assets stood at $2.133 billion as at March 31, 2005, compared to $2.070 billion as at March 31, 2004.

SHARE CAPITAL INFORMATION

Share capital authorized by the Company is comprised of an unlimited number of common and preferred shares. The common shares are voting and participating. The preferred shares can be issued in one or more series, and the terms and privileges of each class must be determined at the time of their creation.

	Authorized	Issued as at March 31, 2005	Issued as at June 1, 2005
Common shares	Unlimited	104,527,282	104,625,499
Preferred shares	Unlimited	None	None
Stock options		4,797,915	5,551,832

OFF-BALANCE SHEET ARRANGEMENTS

For all of its operations, the Company has certain off-balance sheet arrangements, consisting primarily of leasing certain premises as well as certain lease agreements for equipment and rolling stock. These agreements are recorded as operating leases. Future minimum lease payments as at March 31, 2005 totalled $38.9 million.

The Company does not use derivative financial instruments for speculation. Saputo uses certain derivative financial instruments in specific situations. In the normal course of business, our Canadian operation imports certain products and our management of foreign exchange risk occasionally leads us to make certain foreign currency purchases in euros, of which the total amount as at March 31, 2005 was 1,200,000 euros.

The Company periodically enters into forward contracts to protect itself against price fluctuations on certain commodities when it has secured a commitment to sell a finished product. As at March 31, 2005, the fair value of these contracts is $0.9 million.

The Company's exposure to the derivative financial instruments used is not affected by changing economic conditions, since these instruments are generally held until maturity.

Notes 16 and 17 to the consolidated financial statements describe the Company's off-balance sheet arrangements.

GUARANTEES

From time to time, the Company enters into agreements in the normal course of its business, such as service arrangements and leases, and in connection with business or asset acquisitions or disposals, agreements, which by nature may provide for indemnification to third parties. These indemnification provisions may be in connection with breach of representations and guarantees and for future claims for certain liabilities, including liabilities related to tax and environmental issues. The terms of these indemnification provisions vary in duration.

Note 16 to the consolidated financial statements discusses the Company's guarantees.

CONTRACTUAL OBLIGATIONS

The Company's contractual obligations consist of commitments to repay its long-term debt as well as certain leases of premises, equipment and rolling stock.

Note 7 describes the Company's commitment to repay long-term debt, and Note 16 describes its lease commitments.

(in thousands of dollars)	Long-term debt	Minimum lease	TOTAL
2006	-	9,886	9,886
2007	36,388	8,322	44,710
2008	21	6,113	6,134
2009	-	5,066	5,066
2010	205,632	4,064	209,696
Subsequent years	60,480	5,424	65,904
Total	302,521	38,875	341,396

RELATED PARTY TRANSACTIONS

In the normal course of business, the Company receives and provides goods and services from and to companies subject to significant influence by its principal shareholder. These goods and services of an immaterial amount are compensated by a counterpart equal to the fair market value.

ACCOUNTING STANDARDS

Applied Standards

Disposal of Long-Lived Assets and Discontinued Operations

Section 3475 of the Canadian Institute of Chartered Accountants (CICA) Handbook, *Disposal of Long-Lived Assets and Discontinued Operations,* established standards for the recognition, measurement, presentation and disclosure of long-lived assets. It also establishes standards for the presentation and disclosure of discontinued operations, whether or not they include long-lived assets.

The requirements apply to disposal activities initiated, following the Company's commitment to pursue a plan, effective May 1, 2003. The Company prospectively adopted these new recommendations effective in fiscal 2004, which had no significant impact on the Company's consolidated financial statements.

Asset Retirement Obligations

Section 3110 of the CICA Handbook, *Asset Retirement Obligations,* requires the recognition of liabilities for legal obligations, whether they are of a legal, prescribed, contractual or other nature, and normally when these obligations arise. The liability's fair value is initially measured and the related costs are capitalized in the carrying amount of the fixed asset in question. The asset retirement cost is amortized in the income statement using a systematic and rational method. The Company prospectively adopted these new recommendations effective April 1, 2004, which had no significant impact on the Company's consolidated financial statements.

Hedging Relationships

The CICA Accounting Guideline AcG-13, *Hedging Relationships,* specifies the circumstances in which hedge accounting is appropriate, and it examines in particular the identification, documentation, designation and effectiveness of hedge accounting, as well as the discontinuance of hedge accounting. The Company prospectively adopted these new recommendations effective April 1, 2004, which had no significant impact on the Company's consolidated financial statements.

Employee Future Benefits

Section 3461 of the CICA Handbook, *Employee Future Benefits,* expanded the disclosure requirements for these plans on both annual and interim financial statements. The Company prospectively adopted these new recommendations effective April 1, 2004.

Accounting by a Customer for Certain Consideration Received from a Vendor

The CICA Emerging Issues Committee EIC-144, *Accounting by a Customer for Certain Consideration Received from a Vendor,* provides guidance on how a customer of a vendor's products should account for cash consideration received from a vendor. The Company retroactively adopted this new recommendation effective July 1, 2004, which had no significant impact on the Company's consolidated financial statements.

Consolidation of Variable Interest Entities

The CICA Accounting Guideline AcG-15, *Consolidation of Variable Interest Entities,* requires enterprises to identify Variable Interest Entities in which they have an interest, to determine if they are the primary beneficiary of such entities, and, if so, to consolidate them. The Company prospectively adopted this new recommendation effective January 1, 2005, which had no impact on the Company's consolidated financial statements.

Future Standards

The CICA issued in April 2005 new accounting standards for recognition, measurement and disclosure of financial instruments, hedges and comprehensive income. The new requirements are all to be applied at the same time and are effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. The Company is presently assessing the impact of the new recommendations on the consolidated financial statements.

CRITICAL ACCOUNTING POLICIES AND USE OF ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to make estimates. These estimates are established on the basis of previous fiscal years and management's best judgment. Management continually reviews these estimates. Actual results may differ from those estimates. The following section establishes the main estimates used in preparing the consolidated financial statements of Saputo Inc.

Fixed Assets

In order to allocate the cost of fixed assets over their useful lives, estimates of the duration of their useful lives must be carried out. The cost of each fixed asset will then be attributed over the duration of its useful life and amortized year after year on this basis.

Portfolio Investment

The portfolio investment is recorded at cost. The Company carries out an annual valuation to ensure that the fair value of the investment is not lower than the carrying amount. To calculate an estimated fair value, the Company uses the company's EBITDA by applying to it a multiple based on comparable industry standards. If the portfolio investment undergoes a decline in value that is permanent, its carrying amount would be written down to account for this decline in value.

Goodwill

The accounting standards require that goodwill no longer be amortized, and that an impairment test be performed annually or more frequently when events occur or circumstances arise that could indicate a reduction in its fair value. To determine any decline in value, each of the respective accounting units are required to undergo an assessment. The Company's assessments are based on multiples for Saputo and for the industry. These multiples are applied to EBITDA and net assets. Should the calculated value be lower than the book value, a write-down would be taken. The Company has performed the impairment test, no write-down was necessary.

Stock Based Compensation

The Company uses the fair value based method to expense stock based compensation. With this method, the Company records a compensation cost over the vesting period of the options granted. The expected useful life of options used for calculating the fair value of options is based on management's experience and judgment.

Trademarks

Impairment testing has to be performed on all trademarks annually. Estimated future cash flows to be derived from the trademarks are discounted to the present using current market rates. The discounted cash flow is compared to the carrying value of the trademarks. Should the discounted cash flow be lower than the book value, a write-down would be taken. The Company has performed the impairment test, no write-down was necessary.



Sensitivity Analysis
Pension Plans and Other Employee Future Benefits

	Pension plans		Other employee future benefits	
(in thousands of dollars)	Accrued benefit obligations	Net expense	Accrued benefit obligations	Net expense
Anticipated rate of return on assets				
Effect of an increase of 1%	N/A	(1,697)	N/A	N/A
Effect of a decrease of 1%	N/A	1,697	N/A	N/A
Discount rate				
Effect of an increase of 1%	(18,434)	(1,669)	(2,274)	(563)
Effect of a decrease of 1%	20,699	1,893	2,783	395
Assumed growth rate of overall healthcare costs				
Effect of an increase of 1%	N/A	N/A	2,439	224
Effect of a decrease of 1%	N/A	N/A	(2,075)	(186)

Pension Plans

The Company offers and participates in defined contribution pension plans of which close to 82% of its active employees are members. The net pension expenditure under these types of plans is generally equal to the contributions made by the employer.

The Company also participates in defined benefit pension plans of which the remaining active employees are members. The cost of these pension benefits earned by employees is actuarially determined using the projected benefit method prorated on services and using management's assumptions bearing on, among other things, the discount rate, expected return on plan assets, rates of compensation increase and the retirement age of employees. All of these estimates and assessments are formulated with the help of external consultants.

The discount rate is determined on the basis of the effective rates of return on high-quality long-term corporate bonds, as required by the adjusted standard, to account for the duration of plan liability. The rate was downwardly adjusted last fiscal year from 6.25% to 6%, effective December 31, 2004. We expect that this adjustment will increase our expense during fiscal 2006 by approximately $0.5 million.

We established the expected average return on invested assets at 7.9% given the type and combination of these assets. This rate has been revised to 7.3% for fiscal 2006. This assumption is deemed reasonable and is supported by our external consultants. We expect that this adjustment will increase our expense during fiscal 2006 by approximately $1 million.

The compensation growth rate was set at 3.5% over the long term, taking into consideration estimated future inflation rates.

The Company also offers a post-retirement medical benefit program. For the purposes of assessing costs related to this program, the hypothetical annual growth rate of medical costs was set at between 5.5% and 7.0% for fiscal 2006 and, based on the assumptions used, these rates should gradually decline to reach 5.0% in fiscal 2010 and subsequent fiscal years.

Any change in these assumptions or any plan experience that differs from the expected entails actuarial gains or losses with respect to expected results. If these gains or losses exceed 10 % of the maximum of the asset or liability of the plans, they are amortized over the expected average remaining service life of the group of employees participating in the plans, in compliance with CICA recommendations.

The above table presents a sensitivity analysis of the key economic assumptions used to measure the impact on defined-benefit pension obligations, on other employee future benefit obligations and on net expenditure. This sensitivity analysis must be used with caution, as its results are hypothetical, and variations in each of the key assumptions could turn out not to be linear. The sensitivity analysis should be read in conjunction with Note 15 of the Consolidated Financial Statements. The sensitivity of each key variable has been calculated independently of the others.

The measurement date of pension plan assets and liabilities is December 31 of each fiscal year.

Pension plan assets are held by several independent trusts, and the average composition of the overall portfolio as at December 31, 2004 was 4% in cash and short-term investments, 47% in bonds and 49% in shares of Canadian, US and foreign companies. In the long term, we do not expect any major change to this asset allocation. In comparison to December 31, 2003, the average composition was 2% in cash and short-term investments, 44% in bonds and 54% in shares.

For defined-benefit plans, actuarial valuations were performed as at December 2002 and 2003, covering all obligations with respect to this type of plan. In light of these valuations, a solvency deficiency of 20 million was posted on December 31, 2003. This deficiency is primarily due to an increase in plan liabilities resulting from a sharp decline in the discount rate prescribed by provincial legislation on pension plans, and from insufficient asset returns at the time of the evaluation. In accordance with this provincial legislation, an additional contribution is required for the next five years to pay off this deficiency. An additional payment of $6.1 million was made in fiscal 2005 ($4.6 million for fiscal 2004). The additional payment required for fiscal 2006 will be $6 million. The next evaluation for certain pension plans is scheduled for December 2005.

Future Income Taxes

The Company follows the liability method of accounting for income taxes. Deferred income tax assets and liabilities are measured using enacted or substantially enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. As a result, a projection of taxable income is required for those years, as well as an assumption of the ultimate recovery or settlement period for temporary differences. The projection of future taxable income is based on management's best estimates and may vary from actual taxable income. On an annual basis, the Company assesses its need to establish a valuation allowance for its deferred income tax assets. Canadian, US and international tax rules and regulations are subject to interpretation and require judgment on the part of the Company that may be challenged by the taxation authorities. The Company believes that it has adequately provided for future tax obligations that may result from current facts and circumstances. Temporary differences and income tax rates could change due to fiscal budget changes and/or changes in income tax laws.

RISKS AND UNCERTAINTIES

Product Liability

Saputo's operations are subject to certain dangers and risks of liability faced by all food processors, such as the potential contamination of ingredients or products by bacteria or other external agents that may accidentally be introduced into products or packaging. Saputo has quality control procedures in place within its operations to reduce such risks and has never experienced any material contamination problems with its products. However, the occurrence of such a problem could result in a costly product recall and serious damage to Saputo's reputation for product quality. We maintain product liability and other insurance coverage that we believe to be generally in accordance with the market practice in the industry.

Supply of Raw Materials

Saputo purchases raw materials that may represent up to 85% of the cost of products. It processes raw materials into the form of finished edible products intended for resale to a broad range of consumers. Thus, variations in the price of foodstuffs can influence Company results upwards or downwards, and the effect of any increase of foodstuff prices on results depends on the ability of the company to transfer those increases to its customers, and this in the context of a competitive market.

US and International Markets

The price of milk as raw material and the price of our cheese products in the United States and Argentina and by-products on international markets are based on market supply and demand forces. The prices are tied to numerous factors, such as the health of the economy and supply and demand levels for dairy products in the industry. Price fluctuations may affect the Company's results. The effect of such fluctuations on our results will depend on our ability to implement mechanisms to reduce them.


Dairyland
MILK
2GO
STRAWBERRY SPLASH


Saputo
Mozzarellissima


Frigo
Ricotta


Dairyland.
Plus
PROTEIN EXTRA
Very High in Protein
2L

Competition

The food processing industry in North America is extremely competitive. Saputo participates in this industry primarily through its dairy operations. The Canadian dairy industry is highly competitive and is comprised of three major competitors, including Saputo. In the United States and Argentina, Saputo competes in the dairy industry on a national basis with several regional and national competitors. Our performance will be dependent on our ability to continue to offer quality products at competitive prices, and this applies to all the countries in which we operate.

Consolidation of Clientele

During the last few years, we have seen important consolidation in the food industry in all market segments. Given that we serve these segments, the consolidation within the industry resulted in a decrease in the number of clients and an increase in the relative importance of some clients. Our ability to continue to service our clients in all the markets that we serve will depend on the quality of our products, services and the prices of our products.

Environment

Saputo's business and operations are subject to environmental laws and regulations. We believe that our operations are in compliance, in all material aspects, with such environmental laws and regulations, except as disclosed in our Annual Information Form dated June 1, 2005 for the fiscal year ended March 31, 2005. Any new environmental laws or regulations or more vigorous regulatory enforcement policies could have a material adverse effect on the financial position of Saputo and could require significant additional expenditures to achieve or maintain compliance.

Consumer Trends

Demand for our products is subject to changes in consumer trends. These changes may affect the Company's earnings. In order to constantly adapt to these changes, the Company innovates and develops new products.

Financial Risk Exposures

Saputo has financial risk exposure to varying degrees relating to the foreign currency of our United States and Argentina operations. Approximately 34% and 4% of our sales are realized in the United States and Argentina, respectively. However, the cash flows from these operations act as a natural hedge against exchange risk. Cash flows from the United States also constitute a natural hedge against the exchange risk related to debt expressed in US dollars. At March 31, 2005, Saputo's long-term debt was made up of the US senior notes only, which are at a fixed rate throughout their term.

Regulatory Considerations

The production and distribution of food products are subject to federal, state, provincial and local laws, rules, regulations and policies and to international trade agreements, all of which provide a framework for Saputo's operations. The impact of new laws and regulations, stricter enforcement or interpretations or changes to enacted laws and regulations will depend on our ability to adapt and comply. We are currently in compliance with all important government laws and regulations and maintain all important permits and licenses in connection with our operations.

Growth by Acquisitions

The Company intends to grow both organically and through acquisitions. Based on past experience, a significant portion of this growth will likely occur through acquisitions. The ability to properly evaluate the fair value of the businesses being acquired, to successfully integrate them into the Company's operations and realize the expected profit and returns are inherent risks related to acquisitions.



Tariff Protection

Dairy-producing industries are still partially protected from imports by tariff-rate quotas which permit a specific volume of imports at a reduced or zero tariff and impose significant tariffs for greater quantities of imports. There is no guarantee that political decisions or amendments to international trade agreements will not, at some time in the future, result in the removal of tariff protection in the dairy market, resulting in increased competition. Our performance will be dependent on our ability to continue to offer quality products at competitive prices.

CONTROLS AND PROCEDURES

The Chief Executive Officer and the Chief Financial Officer together with management, after evaluating the effectiveness of the Company's disclosure controls and procedures as of March 31, 2005, have concluded that the Company's disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would have been known to them.

SENSITIVITY ANALYSIS OF INTEREST RATE AND THE US CURRENCY FLUCTUATIONS

The portion of the long-term debt covered by fixed interest rate equals 100%. The used portion of the bank credit facility is subject to interest rate fluctuations, and was not being protected as of March 31, 2005. A 1% change in the interest rate would lead to a change in net earnings of approximately $0.110 million, based on the $15.1 million in bank loans as of March 31, 2005.

Canadian-US currency fluctuations may affect earnings. Appreciation of the Canadian dollar compared to the US dollar would have a negative impact on earnings. Conversely, a decrease in the Canadian dollar would have a positive impact on earnings. During the fiscal year ended March 31, 2005, the average US dollar conversion was based on CND$1.00 for US$0.78. A fluctuation of CND$0.01 would have resulted in a change of approximately $0.7 million in net earnings, $1.9 million in EBITDA and $17.9 million in revenues.

MEASUREMENT OF RESULTS NOT IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Earnings before interest, income taxes, depreciation and amortization (EBITDA) is not a measurement of performance as defined by Canadian generally accepted accounting principles, and consequently may not be comparable to similar measurements presented by other companies.

The Company assesses its financial performance based on its EBITDA.

	2005				
	Dairy Products			Grocery	
(in thousands of dollars)	Canada & Other	United States	TOTAL	Products	TOTAL
Operating income	$ 214,418	$ 105,868	$ 320,286	$ 21,408	$ 341,694
Depreciation of fixed assets	29,743	31,175	60,918	5,147	66,065
EBITDA	$ 244,161	$ 137,043	$ 381,204	$ 26,555	$ 407,759

	2004				
	Dairy Products			Grocery	
(in thousands of dollars)	Canada & Other	United States	TOTAL	Products	TOTAL
Operating income	$ 180,001	$ 129,337	$ 309,338	$ 27,881	$ 337,219
Depreciation of fixed assets	29,854	31,550	61,404	4,634	66,038
EBITDA	$ 209,855	$ 160,887	$ 370,742	$ 32,515	$ 403,257

The 2004 and 2005 quarterly financial information has not been reviewed by an external auditor.

2005 Quarterly Financial Information
Consolidated Statement of Earnings

(in thousands of dollars, except per share amounts)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Fiscal 2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
Statement of earnings data					
Revenues	$ 1,018,900	$ 1,005,109	$ 942,235	$ 916,825	$ 3,883,069
Cost of sales, selling and administration expenses	911,882	904,209	845,711	813,508	3,475,310
Earnings before interest, income taxes, depreciation and amortization	107,018	100,900	96,524	103,317	407,759
Margin %	10.5%	10.0%	10.2%	11.3%	10.5%
Depreciation of fixed assets	17,043	16,689	16,138	16,195	66,065
Operating income	89,975	84,211	80,386	87,122	341,694
Interest on long-term debt	7,870	7,404	6,439	6,313	28,026
Other interest	467	426	170	1	1,064
Earnings before income taxes	81,638	76,381	73,777	80,808	312,604
Income taxes	23,348	20,513	15,507	21,091	80,459
Net earnings	$ 58,290	$ 55,868	$ 58,270	$ 59,717	$ 232,145
Net margin %	5.7%	5.6%	6.2%	6.5%	6.0%
Per share					
Net earnings					
Basic	$ 0.56	$ 0.54	$ 0.56	$ 0.57	$ 2.23
Diluted	$ 0.55	$ 0.53	$ 0.55	$ 0.57	$ 2.20

2004 Quarterly Financial Information
Consolidated Statement of Earnings

(in thousands of dollars, except per share amounts)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Fiscal 2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
Statement of earnings data					
Revenues	$ 816,783	$ 915,540	$ 892,010	$ 945,857	$ 3,570,190
Cost of sales, selling and administration expenses	726,118	804,658	796,949	839,208	3,166,933
Earnings before interest, income taxes, depreciation and amortization	90,665	110,882	95,061	106,649	403,257
Margin %	11.1%	12.1%	10.7%	11.3%	11.3%
Depreciation of fixed assets	16,542	16,436	16,252	16,808	66,038
Operating income	74,123	94,446	78,809	89,841	337,219
Interest on long-term debt	9,598	8,971	8,223	8,000	34,792
Other interest	15	416	272	515	1,218
Earnings before income taxes	64,510	85,059	70,314	81,326	301,209
Income taxes	18,450	26,858	20,276	23,260	88,844
Net earnings	$ 46,060	$ 58,201	$ 50,038	$ 58,066	$ 212,365
Net margin %	5.6%	6.4%	5.6%	6.1%	5.9%
Per share					
Net earnings					
Basic	$ 0.45	$ 0.56	$ 0.48	$ 0.56	$ 2.05
Diluted	$ 0.44	$ 0.56	$ 0.47	$ 0.56	$ 2.03

SUMMARY OF THE FOURTH QUARTER RESULTS ENDED MARCH 31, 2005

Revenues for the quarter ended March 31, 2005 totalled $916.8 million, a decrease of 3.1% compared to $945.9 million for the same quarter last fiscal year. The decrease is attributed to our US Dairy Products Sector and our Grocery Products Sector. The main contributor to the decrease in revenues in the US Dairy Products Sector this quarter compared to the same quarter last fiscal year, was the appreciation of the Canadian dollar, which eroded approximately $24 million in revenues. This was partially offset by a higher average block market per pound of cheese, which increased revenues by $15 million. The Grocery Products Sector experienced reduced revenues of approximately $7 million due, among other things, to the Easter Holidays, which traditionally is a slow period for the division. The fourth quarter of fiscal 2005 included the Easter Holiday, which was not the case in fiscal 2004. In addition, on February 7, 2005, we increased the base selling price for our economy- and family-sized products, which affected some of our volumes. Revenues from our Canadian and Other Dairy Products Sector were slightly lower in comparison to the same period last fiscal year, mainly due to lower volumes in our Canadian cheese activities.

Earnings before interest, income taxes, depreciation and amortization (EBITDA) for the fourth quarter of fiscal 2005 totalled $103.3 million, a $3.3 million decrease from the same period last fiscal year. EBITDA from our US Dairy Products Sector decreased by approximately $13 million compared to the corresponding period last fiscal year. The appreciation of the Canadian dollar along with an unfavourable relationship between the average block market per pound of cheese and the cost of milk as raw material were the driving factors behind the decrease. The Grocery Products Sector EBITDA decreased by approximately $2 million as a result of reduced revenues, and additional pension, raw material, packaging and labour costs. The EBITDA of our Canadian and Other Dairy Products Sector increased by approximately $12 million in comparison to the corresponding period last fiscal year. The increase is attributed to the benefits derived from rationalization activities undertaken in the prior fiscal year, for which fiscal 2004 fourth quarter included $2.7 million in rationalization expenses, increased sales volumes specifically in our specialty cheese category, more interesting margins achieved in our Argentina operations, and a gain on sales of assets held for sale in the amount of $2.6 million.

Compared to the same quarter last fiscal year, depreciation expense decreased by $0.6 million to $16.2 million. Interest expense decreased to $6.3 million compared to $8.5 million for the corresponding period last fiscal year, as a result of long-term debt repayments made throughout the year. The effective tax rate for the current quarter was 26.1% compared to 28.6% for the same quarter last fiscal year. The lower rate is the result of higher income being generated in jurisdictions with lower tax rates compared to the same quarter last fiscal year. During the quarter, the Company added $22.0 million in fixed assets and received proceeds of $4.6 million from the sale of certain fixed assets. The Company also repaid $19.5 million in bank loans, issued shares for a cash consideration of $2.7 million as part of the Stock Option Plan, and paid out $15.7 million in dividends to its shareholders. For the same period, the Company generated cash flows of $79.5 million from operations, similar to the cash generated from operations for the corresponding period last fiscal year. Net earnings reached $59.7 million, an increase of $1.6 million from the same quarter in fiscal 2004.

QUARTERLY FINANCIAL INFORMATION

During fiscal 2005, certain specific circumstances affected the quarterly changes in revenues and earnings before interest, income taxes, depreciation and amortization compared to fiscal 2004.

First, the average block market per pound of cheese on the US market was higher during all quarters, increasing both revenues and EBITDA. However, the relationship between the average block market per pound of cheese and the cost of milk as raw material was unfavourable for the last three quarters of fiscal 2005 in comparison to fiscal 2004, having a negative affect on EBITDA. The Canadian dollar was also stronger during all quarters of fiscal 2005 compared to the same periods in fiscal 2004, thus reducing both revenues and EBITDA throughout the fiscal year. Our Canadian operations continued to grow gradually from quarter to quarter in fiscal 2005. Fiscal 2005 also includes a full year of results from our Argentina operations compared to 18 weeks for fiscal 2004. Finally, our Grocery Products Sector incurred additional pension costs of approximately $0.5 million in each of the first three quarters of fiscal 2005 and $0.8 million in the fourth quarter of fiscal 2005. Quarterly earnings directly reflect the effects of the previously mentioned items.

ANALYSIS OF EARNINGS FOR THE YEAR ENDED MARCH 31, 2004 COMPARED TO MARCH 31, 2003

Saputo's **consolidated revenues** amounted to $3.570 billion in fiscal 2004, up 5.1% compared to $3.398 billion posted in fiscal 2003.

Although the Company's sales volume grew in Canada – and even more so in the United States where sales volumes rose nearly 5.9%, the rise of the Canadian dollar in fiscal 2004 as compared to fiscal 2003 created a shortfall in revenues of nearly $182 million. The average block market per pound of cheese on the US market, 21% higher than in 2003, increased revenues by about $138 million. In addition, the acquisition in Argentina contributed approximately $44 million to revenues between November 28, 2003 and March 31, 2004.

Earnings before interest, income taxes, depreciation and amortization (EBITDA) stood at $403.3 million, a 14.3% increase compared to $352.8 million in fiscal 2003. EBITDA margins increased from 10.4% in fiscal 2003 to 11.3% in fiscal 2004. The strong cheese block market condition in the United States in fiscal 2004 drove up EBITDA by approximately $36.9 million. Major increases in sales volumes in the Unites States, combined with our improved operational efficiency, helped grow EBITDA in our US Dairy Products Sector by about $27.7 million. However, the rise of the Canadian dollar unfavourably affected EBITDA by about $23.8 million. In Canada, sales growth as well as our improved operations strengthened EBITDA by about $10 million in fiscal 2004, despite the fact that the dairy by-product market, combined with the appreciation of the Canadian dollar, had an unfavourable impact of about $2 million on dairy by-product exports. The Company incurred, throughout fiscal 2004, some $7.8 million in rationalization costs when it closed certain manufacturing facilities. The Bakery Division's EBITDA remained relatively stable.

Depreciation expense totalled $66.0 million in fiscal 2004, down $4.9 million from fiscal 2003. The expense in fiscal 2004 included a write-down of fixed assets of approximately $1 million following the shutdown of plants during the same fiscal year. The decline in this expense is mainly attributable to the rise in the Canadian dollar in fiscal 2004 compared to fiscal 2003.

Net interest expense amounted to $36.0 million in fiscal 2004, down $6.3 million compared to fiscal 2003. Nearly half of this decline is attributed to the reduction of interest resulting from ongoing payments of long-tern debt. The other portion of this decline owes to the effect the rise of the Canadian dollar has had on interest charges for debt in US dollars.

Income taxes were $88.8 million in fiscal 2004, for an effective tax rate of 29.5% compared to 27.5% in 2003. The higher rate is mainly attributable to the fact that, in fiscal 2004, a greater portion of our taxable earnings were generated in the United States, which were subject to higher tax rates than those in Canada.

For the fiscal year ended March 31, 2004, net earnings totalled $212.4 million, a 22.3% increase over 2003's net earnings of $173.7 million. A higher Canadian dollar, compared to fiscal 2003, eroded net earnings by $9.2 million for fiscal 2004, and rationalization expenses consumed another $5.6 million. Excluding these two factors, net earnings would have risen by 30.8% compared to fiscal 2003.

OUTLOOK

Although no business acquisitions were made during the fiscal year, we nonetheless realized growth, and we did so on several levels. It was essentially organic growth that enabled us to generate a return on equity of 18.8%. Our vision for our development embodies a number of components: organic growth, consolidation of our position in current markets, growth by acquisitions, and preparing our future by tailoring our plans accordingly.

Each of our divisions has set itself precise objectives for fiscal 2006, all of which should result in increased revenues, EBITDA, cash flow generated and consolidated net earnings. We are mainly relying on organic growth and improvement in our procedures and our efficiency to achieve continuous growth in our overall profitability.

During fiscal 2005, we started working on the acquisition of two businesses, which were announced during the early months of fiscal 2006. Certainly the Company's larger-scale growth will be by way of acquisitions, and we will continue to toil steadily in that direction. At all levels, our growth will not take place at the expense of our profitability.

Our financial position is excellent, and provides us with considerable flexibility in our future development for the 2006 fiscal year as well as for the coming years. Our destiny is ours alone to shape.

MANAGEMENT'S STATEMENT OF RESPONSIBILITY FOR FINANCIAL REPORTING

Management is responsible for the preparation and presentation of the consolidated financial statements and the financial information presented in this annual report. This responsibility includes the selection of accounting policies and practices and making judgments and estimates necessary to prepare the consolidated financial statements in accordance with generally accepted accounting principles.

Management has also prepared the financial information presented elsewhere in this annual report and has ensured that it is consistent with the consolidated financial statements.

Management maintains systems of internal control designed to provide reasonable assurance that assets are safeguarded and that relevant and reliable financial information is being produced.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is responsible for reviewing and approving the consolidated financial statements. The Board of Directors carries out this responsibility principally through its Audit Committee, which is comprised solely of independent directors. The Audit Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting issues. It also reviews the annual report, the consolidated financial statements and the external auditors' report. The Audit Committee recommends the external auditors for appointment by the shareholders. The external auditors have unrestricted access to the Audit Committee. The consolidated financial statements have been audited by the external auditors Deloitte & Touche LLP, whose report follows.

Lino Saputo, Jr.
President and
Chief Executive Officer

Louis-Philippe Carrière, CA
Executive Vice President,
Finance and Administration,
and Secretary

AUDITORS' REPORT TO THE SHAREHOLDERS OF SAPUTO INC.

We have audited the consolidated balance sheets of Saputo Inc. as at March 31, 2005 and 2004 and the consolidated statements of earnings, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Deloitte & Touche LLP
Chartered Accountants
Laval, Québec
May 27, 2005

CONSOLIDATED STATEMENTS OF EARNINGS

Years ended March 31 (in thousands of dollars, except per share amounts)	2005	2004
Revenues	$ 3,883,069	$ 3,570,190
Cost of sales, selling and administrative expenses	3,475,310	3,166,933
Earnings before interest, depreciation and income taxes	407,759	403,257
Depreciation of fixed assets (Note 3)	66,065	66,038
Operating income	341,694	337,219
Interest on long-term debt	28,026	34,792
Other interest (Note 11)	1,064	1,218
Earnings before income taxes	312,604	301,209
Income taxes (Note 12)	80,459	88,844
Net earnings	$ 232,145	$ 212,365
Earnings per share (Note 13)		
Net earnings		
Basic	$ 2.23	$ 2.05
Diluted	$ 2.20	$ 2.03

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Years ended March 31 (in thousands of dollars)	2005	2004
Retained earnings, beginning of year	$ 711,371	$ 546,667
Net earnings	232,145	212,365
Dividends	(59,462)	(47,661)
Retained earnings, end of year	$ 884,054	$ 711,371

CONSOLIDATED BALANCE SHEETS

As at March 31 (in thousands of dollars)	2005	2004
ASSETS		
Current assets		
Cash	$ 41,477	$ 7,874
Receivables	299,828	287,012
Inventories	452,814	420,660
Income taxes	14,381	9,348
Future income taxes	10,711	14,877
Prepaid expenses and other assets	16,795	13,838
	836,006	753,609
Portfolio investment (Note 2)	53,991	53,991
Fixed assets (Note 3)	648,584	661,183
Goodwill (Note 4)	507,200	524,856
Trademarks (Note 4)	24,054	26,076
Other assets (Note 5)	53,437	46,422
Future income taxes	9,800	3,411
	$ 2,133,072	$ 2,069,548
LIABILITIES		
Current liabilities		
Bank loans (Note 6)	$ 15,083	$ 82,367
Accounts payable and accrued liabilities	291,197	295,124
Income taxes	67,438	26,020
Future income taxes	9,653	8,927
Current portion of long-term debt (Note 7)	-	43,969
	383,371	456,407
Long-term debt (Note 7)	302,521	327,942
Other liabilities (Note 8)	19,139	13,941
Future income taxes	112,191	114,429
	817,222	912,719
SHAREHOLDERS' EQUITY		
Share capital (Note 9)	483,896	469,262
Contributed surplus (Note 10)	8,095	4,411
Retained earnings	884,054	711,371
Foreign currency translation adjustment	(60,195)	(28,215)
	1,315,850	1,156,829
	$ 2,133,072	$ 2,069,548

On behalf of the Board

Lino Saputo, Director

Louis A. Tanguay, Director

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended March 31 (in thousands of dollars)	2005	2004
Cash flows related to the following activities:		
Operating		
Net earnings	$ 232,145	$ 212,365
Items not affecting cash		
Stock based compensation	4,774	2,936
Depreciation of fixed assets	66,065	66,038
Gain on disposal of fixed assets	(2,576)	(680)
Future income taxes	4,860	20,630
	305,268	301,289
Changes in non-cash operating working capital items	(28,783)	(13,717)
	276,485	287,572
Investing		
Business acquisitions (Note 14)	-	(99,994)
Portfolio investment	-	2,000
Additions to fixed assets	(81,786)	(90,446)
Proceeds on disposal of fixed assets	5,441	5,926
Other assets	(7,278)	(4,677)
	(83,623)	(187,191)
Financing		
Bank loans	(68,844)	63,945
Repayment of long-term debt	(43,965)	(110,099)
Issuance of share capital for a cash consideration	13,544	4,931
Employee future benefits	442	4
Dividends	(59,462)	(47,661)
	(158,285)	(88,880)
Increase in cash	34,577	11,501
Effect of exchange rate changes on cash	(974)	(2,391)
Cash (bank overdraft), beginning of year	7,874	(1,236)
Cash, end of year	$ 41,477	$ 7,874
Supplemental information		
Interest paid	$ 27,565	$ 33,889
Income taxes paid	$ 37,896	$ 70,095

Years ended March 31
(tabular amounts are in thousands of dollars except information on options)

1. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with generally accepted accounting principles used in Canada and include the following significant accounting policies:

Use of estimates

In the course of the preparation of financial statements in conformity with generally accepted accounting principles, management must make estimates such as the useful life and depreciation of fixed assets, the valuation of goodwill, portfolio investments, trademarks and future income taxes and certain actuarial and economic assumptions used in determining defined benefit pension costs, accrued pension benefits obligation and pension plan assets, and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the revenues and expenses for the period. Actual results could differ from these estimates.

Consolidated financial statements

Investments over which the Company has effective control are consolidated. The interest in a joint venture (Note 14), that is jointly controlled is accounted for by the proportionate consolidation method. The operating results of acquired businesses, from their respective acquisition dates, are included in the consolidated statements of earnings.

Inventories

Finished goods and goods in process are valued at the lower of average cost and net realizable value. Raw materials are valued at the lower of cost and replacement value, cost being determined under the first-in, first-out method.

Income taxes

The Company follows the liability method of income tax allocation. Under this method, future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted or substantially enacted tax rates that will be in effect when the differences are expected to reverse. Future income tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax asset will be realized.

Fixed assets

Fixed assets are stated at cost and are depreciated using the straight-line method over their estimated useful lives or by using the following methods:

Buildings	20 years to 40 years
Furniture, machinery and equipment	3 years to 15 years
Rolling stock	5 years to 10 years or based on kilometers traveled

Goodwill and trademarks

Goodwill and trademarks are not amortized; however they are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the assets might be impaired. The carrying values of goodwill and trademarks are compared with their respective fair values, and an impairment loss is recognized for the excess, if any.

Employee future benefits

The cost of pension and other post-retirement benefits earned by employees is actuarially determined using the projected benefit method prorated on services and using estimates of expected return on plan assets, rates of compensation increase, retirement ages of employees and expected health care costs and other post-retirement benefits. Current service costs are expensed in the year. In accordance with generally accepted accounting principles, past service costs and the excess of the net actuarial gains or losses related to defined benefit pension plans over 10% of the greater of the benefit obligation or fair value of plan assets are amortized over the expected average remaining service period of active employees entitled to receive benefits under the plans. The Company uses five-year asset smoothing to determine the defined benefit pension costs. On January 1, 2000, the Company prospectively adopted the new employees future benefit accounting standards. It amortizes on a straight-line basis the transitional obligation over the expected average remaining service life of the employee groups for each of the plans at January 1, 2000. In the case where a plan restructuring entails both a plan curtailment and settlement of obligations from the plan, the curtailment is recorded before the settlement.

Revenue recognition

The Company recognizes revenue, net of sales incentives, upon shipment of goods when the title and risk of loss are transferred to customers.

Foreign currency translation

The balance sheet accounts of the self-sustaining companies operating in the United States and Argentina are translated into Canadian dollars using the exchange rates at the balance sheet dates. Statement of earnings accounts are translated into Canadian dollars using the average monthly exchange rates in effect during the fiscal years. The foreign currency translation adjustment account presented in shareholders' equity represents accumulated foreign currency gains or losses on the Company's net investments in self-sustaining companies operating in the United States and Argentina. The change in the foreign currency translation account during the year ended March 31, 2005 principally resulted from the increase in value of the Canadian dollar as compared to the US dollar.

Foreign currency accounts of the Company and its subsidiaries are translated using the exchange rates at the end of the year for monetary assets and liabilities and the prevailing exchange rates at the time of transactions for income and expenses. Gains or losses resulting from this translation are included in the statement of earnings.

	2005	2004
Foreign currency gain	$ 562	$ 315

Stock based compensation

The fair value based method of accounting is used to expense stock based compensation awards. This method consists of recording compensation cost to earnings over the vesting period of options granted. When stock options are exercised, any consideration paid by employees and the related compensation expense recorded as contributed surplus are credited to share capital.

New accounting standards

On May 1, 2003, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) regarding "Disposal of long-lived assets and discontinued operations", which establish standards for the recognition, measurement, presentation and disclosure of the disposal of long-lived assets and discontinued operations. This new standard was applied prospectively. (See Note 3 for the required disclosure)

Effective April 1, 2004, the Company adopted the following new recommendations of the CICA regarding "Asset retirement obligations", which requires the recognition of liabilities for legal obligations, whether they are of a legal, prescribed, contractual or other nature, and normally when these obligations arise; "Hedging relationships", which specifies the circumstances in which hedge accounting is appropriate, and examines in particular the identification, documentation, designation and effectiveness of hedging relationships for the purpose of hedge accounting, as well as the discontinuance of hedge accounting; and "Employee future benefits", which expands the disclosure requirements in both annual and interim financial statements. These new recommendations had no significant impact on the Company's consolidated financial statements.

Effective July 1, 2004, the Company adopted the following new recommendation of the CICA regarding "Accounting by a Customer for Certain Consideration Received from a Vendor", which provides guidance on how a customer of a vendor's products should account for a cash consideration received from a vendor. This new recommendation had no significant impact on the Company's consolidated financial statements.

Effective January 1, 2005, the Company adopted the following new recommendation of the CICA regarding "Consolidation of Variable Interest Entities", which requires enterprises to identify variable interest entities in which they have an interest, to determine if they are the primary beneficiary of such entities, and, if so, to consolidate them. This new recommendation had no impact on the Company's consolidated financial statements.

2. PORTFOLIO INVESTMENT

	2005	2004
21% share capital interest in Dare Holdings Ltd.	$ 53,991	$ 53,991

The portfolio investment is recorded at cost less the excess of dividends received over the Company's share in accumulated earnings. No dividends were received during fiscal 2005. The dividend of $2,000,000 received during fiscal 2004 was accounted for as a reduction of the cost of the investment.

3. FIXED ASSETS

	2005			2004		
	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
Land	$ 27,872	$ -	$ 27,872	$ 33,932	$ -	$ 33,932
Buildings	246,887	53,657	193,230	253,394	56,013	197,381
Furniture, machinery and equipment	707,965	290,014	417,951	677,945	258,036	419,909
Rolling stock	11,817	5,378	6,439	10,714	4,375	6,339
Held for sale	3,092	-	3,092	3,622	-	3,622
	$ 997,633	$ 349,049	$ 648,584	$ 979,607	$ 318,424	$ 661,183

During the year, a gain on disposal of fixed assets held for sale totalling $2,576,000 was recorded in cost of sales, selling and administrative expenses. These assets relate to the activities of the Canadian dairy products sector.

During the year, a $6,000,000 write-down to fair value of certain machinery and equipment was recorded. This charge is included in depreciation of fixed assets.

Fixed assets held for sale represent mainly machinery, equipment and buildings of the Canadian dairy products sector that will be disposed of as a result of certain plant closures. A $1,000,000 write-down to fair value of these assets was recorded in 2004. This charge is included in depreciation of fixed assets.

The net book value of fixed assets under construction, that are not being amortized, amounts to $47,921,000 as at March 31, 2005 ($71,030,000 as at March 31, 2004).

4. GOODWILL AND TRADEMARKS

	2005			2004		
	Dairy products sector	Grocery products sector	Total	Dairy products sector	Grocery products sector	Total
Goodwill						
Balance, beginning of year	$ 360,343	$ 164,513	$ 524,856	$ 386,117	$ 164,513	$ 550,630
Foreign currency translation adjustment	(17,656)	-	(17,656)	(27,123)	-	(27,123)
Business acquisitions (Note 14)	-	-	-	1,349	-	1,349
Balance, end of year	$ 342,687	$ 164,513	$ 507,200	$ 360,343	$ 164,513	$ 524,856
Trademarks						
Balance, beginning of year	$ 26,076	$ -	$ 26,076	$ -	$ -	$ -
Business acquisitions (Note 14)	-	-	-	27,330	-	27,330
Foreign currency translation adjustment	(2,022)	-	(2,022)	(1,254)	-	(1,254)
Balance, end of year	$ 24,054	$ -	$ 24,054	$ 26,076	$ -	$ 26,076

5. OTHER ASSETS

	2005	2004
Net accrued pension plan asset (Note 15)	$ 45,505	$ 37,517
Other	7,932	8,905
	$ 53,437	$ 46,422

6. BANK LOANS

The Company has available short-term bank credit facilities providing for bank loans up to a maximum of approximately $234,000,000. These bank loans are available in Canadian dollars or the equivalent in other currencies and bear interest at rates based on lenders' prime rates plus a maximum of 0.6% or LIBOR or bankers' acceptances rate plus 0.55% up to a maximum of 1.6%, depending on the interest-bearing debt to the earnings before interest, depreciation and amortization and income taxes ratio of the Company.

7. LONG-TERM DEBT

	2005	2004
Term bank loan, repaid during year	$ -	$ 43,870
Senior notes		
7.97%, due in November 2006 (US$30,000,000)	36,288	39,339
8.12%, due in November 2009 (US$170,000,000)	205,632	222,921
8.41%, due in November 2014 (US$50,000,000)	60,480	65,565
Other loans, repayable up to 2008	121	216
	302,521	371,911
Current portion	-	43,969
	$ 302,521	$ 327,942

Estimated principal payments required in future years are as follows:

2006	$ -
2007	36,388
2008	21
2009	-
2010	205,632
2011 and subsequent years	60,480
	$ 302,521

8. OTHER LIABILITIES

	2005	2004
Employee future benefits (Note 15)	$ 14,383	$ 13,941
Other	4,756	-
	$ 19,139	$ 13,941

9. SHARE CAPITAL

Authorized

The authorized share capital of the Company consists of an unlimited number of common and preferred shares. The common shares are voting and participating. The preferred shares may be issued in one or more series, the terms and privileges of each series to be determined at the time of their creation.

	2005	2004
Issued		
104,527,282 common shares (103,777,730 in 2004)	$ 483,896	$ 469,262

749,552 common shares (317,725 in 2004) for an amount of $13,544,000 ($4,931,000 in 2004) were issued during the year ended March 31, 2005 pursuant to the share option plan. For share options granted since April 1, 2002, the amount previously accounted for as an increase to contributed surplus was also transferred to share capital upon the exercise of options. For the year ended March 31, 2005, the amount transferred from contributed surplus was $1,090,000.

Share option plan

The Company established a share option plan to allow for the purchase of common shares by key employees, officers and directors of the Company. The total number of common shares which may be issued pursuant to this plan cannot exceed 14,000,000 common shares. Options may be exercised at a price equal to the closing quoted value of the shares on the day preceding the grant date. The options vest at 20% per year and expire ten years from the grant date.

Options issued and outstanding as at the year-ends are as follows:

		2005		2004	
Granting period	Exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
1998	$ 8.50	77,420	$ 8.50	125,249	$ 8.50
1999	from $16.13 to $18.75	160,602	$ 18.34	226,180	$ 18.28
2000	$ 19.70	272,403	$ 19.70	400,164	$ 19.70
2001	$ 13.50	582,608	$ 13.50	793,069	$ 13.50
2002	from $19.00 to $23.00	814,073	$ 19.09	994,783	$ 19.13
2003	$ 30.35	815,518	$ 30.35	891,072	$ 30.35
2004	$ 22.50	1,174,625	$ 22.50	1,315,063	$ 22.50
2005	$ 33.05	900,666	$ 33.05	-	-
		4,797,915	$ 23.62	4,745,580	$ 20.96
Options exercisable at end of year		1,778,646	$ 19.71	1,566,785	$ 18.12

Changes in the number of options are as follows:

	2005		2004	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance at beginning of year	4,745,580	$ 20.96	3,784,944	$ 19.99
Options granted	984,055	$ 33.05	1,338,396	$ 22.50
Options exercised	(749,552)	$ 18.07	(317,725)	$ 15.52
Options cancelled	(182,168)	$ 28.01	(60,035)	$ 23.31
Balance at end of year	4,797,915	$ 23.62	4,745,580	$ 20.96

9. SHARE CAPITAL (cont'd)

The fair value of share purchase options granted was estimated at $9.86 per option ($6.31 in 2004), using the Black-Scholes option pricing model with the following assumptions:

	2005	2004
Risk-free interest rate:	3.5%	4.9%
Expected life of options:	6 1/2 years	7 1/2 years
Volatility:	28%	27%
Dividend rate:	1.8%	1.7%

The exercise price of these options is $33.05 ($22.50 in 2004), which corresponds to the closing quoted value of the shares on the day preceding the grant date.

A compensation expense of $4,774,000 ($4,173,000 after income taxes) relating to stock options was recorded in the statement of earnings for the year ended March 31, 2005 and $2,936,000 ($2,571,000 after income taxes) was recorded for the year ended March 31, 2004.

The effect of this expense on basic and diluted earnings per share was $0.04 for the year ended March 31, 2005, and $0.025 for the year ended March 31, 2004.

Options to purchase 914,952 common shares at a price of $36.15 were also granted on April 1, 2005.

Deferred share units plan for directors

Effective April 1, 2004, all eligible directors of the Company were allocated a fixed amount of deferred share units which were granted on a quarterly basis in accordance with the deferred share units plan. The directors have a choice to receive either cash or deferred units for their compensation. The number of units issued to each director is based on the market value of the Company's common shares at each grant date. As directors cease their functions with the Company, a cash payment equal to the market value of the accumulated deferred share units will be disbursed. The number of units issued each year, multiplied by the market value of common shares at the Company's year-end, is recorded as an expense by the Company. During the year ended March 31, 2005, the expense recorded for the deferred share units was $488,000.

10. CONTRIBUTED SURPLUS

	2005	2004
Contributed surplus, beginning of year	$ 4,411	$ 1,475
Stock based compensation	4,774	2,936
Amount transferred to share capital	(1,090)	-
Contributed surplus, end of year	$ 8,095	$ 4,411

11. OTHER INTEREST

	2005	2004
Expense	$ 1,568	$ 1,586
Income	(504)	(368)
	$ 1,064	$ 1,218

12. INCOME TAXES

The provision for income taxes is comprised of the following:

	2005	2004
Current income taxes	$ 75,599	$ 68,214
Future income taxes	4,860	20,630
	$ 80,459	$ 88,844

Reconciliation of income taxes, calculated using statutory Canadian income tax rates, to the income tax provision presented in the statement of earnings:

	2005	2004
Income taxes, calculated using Canadian statutory income tax rates	$ 97,212	$ 101,454
Adjustments resulting from the following:		
Manufacturing and processing credit	(1,453)	(4,483)
Effect of tax rates of American subsidiaries	4,593	4,442
Changes in tax laws and rates	(3,816)	(1)
Utilization of tax benefit not previously recognized	(2,381)	(3,501)
Benefit arising from investment in subsidiaries	(9,118)	(9,819)
Other	(4,578)	752
Provision for income taxes	$ 80,459	$ 88,844

The tax effects of temporary differences that give rise to significant portions of the future tax asset and liability are as follows:

	2005	2004
Future income tax asset		
Accounts payable and accrued liabilities	$ 5,088	$ 5,773
Income tax losses	5,639	2,915
Other	3,634	2,306
	$ 14,361	$ 10,994
Future income tax liability		
Inventories	$ 7,350	$ 6,680
Fixed assets	95,677	94,624
Net assets of pension plans	4,979	7,259
Other assets	1,463	993
Portfolio investment	6,225	6,506
	$ 115,694	$ 116,062
Classified in the financial statements as:		
Current future income tax asset	$ 10,711	$ 14,877
Long-term future income tax asset	9,800	3,411
Current future income tax liability	(9,653)	(8,927)
Long-term future income tax liability	(112,191)	(114,429)
Net future income tax liability	$ (101,333)	$ (105,068)

Potential tax benefits

As of March 31, 2005, the Company has income tax losses of approximately $60,857,000 which may be used to reduce future years' taxable income of its subsidiaries in Argentina. The benefits resulting from these tax losses have not been recognized in the accounts. These losses expire as follows:

2006	$ 898,000
2007	$ 3,037,000
2008	$ 48,615,000
2009	$ 8,307,000

13. EARNINGS PER SHARE

Basic earnings per share have been calculated using the weighted average number of common shares outstanding during each fiscal year: 104,257,660 shares in 2005 (103,589,621 in 2004).

Diluted earnings per share for the year ended March 31, 2005 have been calculated using 105,698,700 (104,817,272 in 2004) common shares by applying the treasury stock method.

14. BUSINESS ACQUISITIONS

The Company acquired on May 1, 2003 a 51% voting share interest in Gallo Protein 2003, LLC (a joint venture) for a cash consideration of $3,546,000, and acquired on May 23, 2003 the commercial activities of the Treasure Cave and Nauvoo brands for a cash consideration of $36,510,000. Relating to the Gallo Protein acquisition, the fair values attributed to the assets acquired were $812,000 to working capital, $1,385,000 to fixed assets, and $1,349,000 to goodwill. The fair values attributed to the assets acquired for the commercial activities of the Treasure Cave and Nauvoo brands were $5,361,000 to working capital, $3,819,000 to fixed assets and $27,330,000 to trademarks. Gallo Protein 2003, LLC operates in the United States and manufactures and markets whey protein isolates and related products from whey protein concentrate. The commercial activities of the Treasure Cave and Nauvoo brands are related to the manufacturing and commercialization of blue cheese in the United States.

On November 28, 2003, the Company acquired 100% of the voting shares of Molfino Hermanos S.A. (Molfino). Molfino is a cheese and dairy products manufacturer operating in Argentina. Total acquisition costs for Molfino amounted to $66,162,000 including cash of $4,395,000 and related acquisition costs of $1,829,000 for a net consideration paid of $59,938,000. The fair values attributed to the assets acquired were $40,092,000 to fixed assets, $2,166,000 to other assets, and the remainder of $19,509,000 to working capital. The operating results of Molfino are included in the Canada and other dairy products sector.

15. EMPLOYEE PENSION AND OTHER BENEFIT PLANS

The Company provides defined benefit and defined contribution pension plans as well as other benefit plans such as health insurance, life insurance and dental plans to eligible employees and retired employees.

Under the terms of the defined benefit pension plans, pensions are based on years of service and the average salary of the last employment years or the career salary. Contributions are paid by employees and contributions by the Company are based on recommendations from independent actuaries. Actuarial valuations were performed as at December 2002 and 2003. The measurement date of pension plan assets and liabilities is December 31.

The defined contribution pension plans entitle participating employees to an annual contribution giving right to a pension.

Plan assets are principally comprised of shares of Canadian and foreign companies, mutual funds and fixed income investments.

15. EMPLOYEE PENSION AND OTHER BENEFIT PLANS (cont'd)

Financial position of the plans

	2005		2004	
	Defined benefit pension plans	Other benefit plans	Defined benefit pension plans	Other benefit plans
Changes in accrued benefits obligation				
Benefits obligation at beginning of year	$ 165,460	$ 17,614	$ 154,890	$ 20,683
Current service cost	5,214	680	4,188	914
Interest cost	10,099	1,173	10,187	1,216
Benefits paid	(12,962)	(1,175)	(11,767)	(1,172)
Actuarial losses (gains)	8,085	3,013	8,295	(826)
Amendments and divestitures	-	205	-	(2,049)
Foreign currency gain	(261)	(924)	(333)	(1,152)
Benefits obligation at end of year	175,635	20,586	165,460	17,614
Changes in fair value of plan assets				
Fair value of plan assets at beginning of year	152,730	-	142,145	-
Actual return on plan assets	13,584	-	15,914	-
Employer contributions	9,175	1,046	5,548	1,061
Employee contributions	1,170	129	1,129	111
Benefits paid	(12,962)	(1,175)	(11,767)	(1,172)
Foreign currency loss	(210)	-	(239)	-
Fair value of plan assets at end of year	163,487	-	152,730	-
Deficit	(12,148)	(20,586)	(12,730)	(17,614)
Unamortized actuarial losses	66,461	4,561	60,797	2,260
Unamortized past service cost	680	35	761	(344)
Adjustment to recognize obligation	14	-	-	-
Unamortized transitional obligation	(11,059)	1,561	(12,215)	1,757
Asset (liability) as at the measurement date	43,948	(14,429)	36,613	(13,941)
Employer contributions made from the measurement date to the end of the year	1,557	46	904	-
Net asset (liability) recognized in the balance sheet	$ 45,505	$ (14,383)	$ 37,517	$ (13,941)

All defined benefit pension plans present an accumulated benefits obligation in excess of plan assets.

15. EMPLOYEE PENSION AND OTHER BENEFIT PLANS (cont'd)

Employee benefit plans expense

	2005		2004	
	Pension plans	Other benefit plans	Pension plans	Other benefit plans
Defined benefit plans				
Employer current service cost	$ 4,044	$ 550	$ 3,058	$ 584
Interest cost on benefits obligation	10,099	1,173	10,187	1,216
Actual return on plan assets	(13,584)	-	(15,914)	-
Actuarial losses (gain)	8,085	3,013	8,295	(826)
Plan amendments	-	205	-	-
Curtailment and settlement of plans	70	-	(1,146)	(2,049)
Unadjusted benefits expense taking into account the long-term nature of the cost	8,714	4,941	4,480	(1,075)
Difference between expected return and actual return on plan assets	175	-	2,392	-
Difference between amortized past service costs and plan amendments for the year	78	(109)	91	1,999
Difference between net actuarial loss recognized and actual actuarial loss on benefits obligation	(5,995)	(2,779)	(7,614)	521
Transitional obligation amortization	(1,155)	196	(1,156)	377
Defined benefit plans expense	1,817	2,249	(1,807)	1,822
Defined contribution plans expense	10,278	-	8,712	-
Total benefit plans expense	$ 12,095	$ 2,249	$ 6,905	$ 1,822

For the year ended March 31, 2005, the Company's total expense for all its employee benefits plans was $14,344, 000 ($8,727,000 in 2004) and the total Company contributions to the employee benefits plans was $20,499,000 ($15,321,000 in 2004).

Weighted average assumptions				
To determine benefits obligation at end of year:				
Discount rate of obligation	6.00%	6.00%	6.25%	6.25%
Rate of increase of future compensation expense	3.50%	3.50%	3.50%	3.50%
To determine benefit plans expense:				
Discount rate of obligation	6.25%	6.25%	6.75%	6.75%
Expected long-term rate of return on plan assets	7.90%	N/A	7.90%	N/A
Rate of increase of future compensation expense	3.50%	3.50%	3.50%	3.50%

For measurement purposes, a 5.5% to 7% annual rate of increase was used for health, life insurance and dental plan costs for the year 2006 and this rate is assumed to decrease gradually to 5% in 2010 and remain at that level thereafter. In comparison, during the previous year, a 5.5% to 7% annual rate was used for the year 2005 and that rate was assumed to decrease gradually to 5.3% in 2007.

16. COMMITMENTS AND CONTINGENCIES

The Company carries some of its operations in leased premises and has also entered into lease agreements for equipment and rolling stock. The minimum annual lease payments required are as follows:

2006	$ 9,886
2007	8,322
2008	6,113
2009	5,066
2010	4,064
Subsequent years	5,424
	$ 38,875

The Company is defendant to certain claims arising from the normal course of its business. The Company believes that the final resolution of these claims will not have a material adverse effect on its earnings or financial position.

The Company from time to time enters into agreements in the normal course of its business, such as service arrangements and leases, and in connection with business or asset acquisitions or dispositions, which agreements by their nature may provide for indemnifications of counterparties. These indemnification provisions may be in connection with breach of representations and warranties and for future claims for certain liabilities, including liabilities related to tax and environmental matters. The terms of these indemnification provisions vary in duration. Given the nature of such indemnifications, the Company is unable to reasonably estimate its maximum potential liability under these agreements.

17. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a) Fair value of financial instruments

The fair value of cash, receivables, bank loans and accounts payable and accrued liabilities corresponds to their carrying value due to their short-term maturity.

The fair value of long-term debt, estimated by discounting expected cash flows at rates currently offered to the Company for debts of the same remaining maturities and conditions, is $345,285,000 ($445,133,000 in 2004).

b) Credit risk

The Company grants credit to its customers in the normal course of business. Credit valuations are performed on a regular basis and the financial statements take into account an allowance for bad debts. The Company does not have any credit risk concentration.

c) Interest rate risk

The short-term bank credit facilities bear interest at fluctuating rates.

The Company occasionally enters into interest swap contracts to hedge against exposures to increases in interest rates. As at March 31, 2005, the Company had no outstanding interest swap contracts.

d) Currency risk

In the normal course of Canadian operations, the Company enters into certain foreign currency transactions. The Company manages its currency risks by occasionally entering into foreign currency contracts. The Company had outstanding foreign currency contracts as at the balance sheet date for the purchase of 1,200,000 euros.

The Company realizes approximately 34% and 4% of its sales in the United States and Argentina, respectively, and is therefore exposed to currency exchange fluctuations.

The cash flows from US operations constitute a natural economic hedge against the exchange risk related to debt expressed in US dollars.

e) Price commodities risk

The Company occasionally enters into hedging contracts to hedge against fluctuations on the price of certain commodities. Outstanding contracts as at the balance sheet date had a fair value of $900,000.

18. SEGMENTED INFORMATION

The dairy products sector principally includes the production and distribution of cheeses and fluid milk. The activities of this sector are carried out in Canada, Argentina and the United States.

The grocery products sector consists of the production and marketing of snack cakes. Total assets of this sector include the portfolio investment.

These operating sectors are managed separately because each sector represents a strategic business unit that offers different products and serves different markets. The Company measures performance based on geographic operating income and sector operating income on a stand-alone basis.

The accounting policies of the sectors are the same as those described in Note 1 relating to significant accounting policies. The Company does not have any intersector sales.

Information on operating sectors

	2005			2004		
	Canada and other	United States	Total	Canada and other	United States	Total
Revenues						
Dairy products	$ 2,415,541	$ 1,308,735	$ 3,724,276	$ 2,161,852	$ 1,240,954	$ 3,402,806
Grocery products	158,793	-	158,793	167,384	-	167,384
	$ 2,574,334	$ 1,308,735	$ 3,883,069	$ 2,329,236	$ 1,240,954	$ 3,570,190
Earnings before interest, depreciation and income taxes						
Dairy products	$ 244,161	$ 137,043	$ 381,204	$ 209,855	$ 160,887	$ 370,742
Grocery products	26,555	-	26,555	32,515	-	32,515
	$ 270,716	$ 137,043	$ 407,759	$ 242,370	$ 160,887	$ 403,257
Depreciation of fixed assets						
Dairy products	$ 29,743	$ 31,175	$ 60,918	$ 29,854	$ 31,550	$ 61,404
Grocery products	5,147	-	5,147	4,634	-	4,634
	$ 34,890	$ 31,175	$ 66,065	$ 34,488	$ 31,550	$ 66,038
Operating income						
Dairy products	$ 214,418	$ 105,868	$ 320,286	$ 180,001	$ 129,337	$ 309,338
Grocery products	21,408	-	21,408	27,881	-	27,881
	$ 235,826	$ 105,868	341,694	$ 207,882	$ 129,337	337,219
Interest			29,090			36,010
Earnings before income taxes			312,604			301,209
Income taxes			80,459			88,844
Net earnings			$ 232,145			$ 212,365

18. SEGMENTED INFORMATION (cont'd)

Geographic information

	2005				2004			
	Canada	Argentina	United States	Total	Canada	Argentina	United States	Total
Revenues								
Dairy products	$2,265,277	$ 150,264	$ 1,308,735	$ 3,724,276	$2,117,390	$ 44,462	$ 1,240,954	$ 3,402,806
Grocery products	158,793	-	-	158,793	167,384	-	-	167,384
	$2,424,070	$ 150,264	$ 1,308,735	$3,883,069	$2,284,774	$ 44,462	$ 1,240,954	$ 3,570,190
Total assets								
Dairy products	$ 1,017,031	$ 100,696	$ 716,395	$ 1,834,122	$ 932,552	$ 89,138	$ 756,236	$ 1,777,926
Grocery products	298,950	-	-	298,950	291,622	-	-	291,622
	$1,315,981	$ 100,696	$ 716,395	$ 2,133,072	$1,224,174	$ 89,138	$ 756,236	$2,069,548
Net book value of fixed assets								
Dairy products	$ 315,260	$ 51,601	$ 240,984	$ 607,845	$ 305,134	$ 41,805	$ 274,368	$ 621,307
Grocery products	40,739	-	-	40,739	39,876	-	-	39,876
	$ 355,999	$ 51,601	$ 240,984	$ 648,584	$ 345,010	$ 41,805	$ 274,368	$ 661,183
Additions to fixed assets								
Dairy products	$ 38,856	$ 18,134	$ 18,786	$ 75,776	$ 63,713	$ 315	$ 21,295	$ 85,323
Grocery products	6,010	-	-	6,010	5,123	-	-	5,123
	$ 44,866	$ 18,134	$ 18,786	$ 81,786	$ 68,836	$ 315	$ 21,295	$ 90,446
Goodwill								
Dairy products	$ 132,698	$ -	$ 209,989	$ 342,687	$ 132,698	$ -	$ 227,645	$ 360,343
Grocery products	164,513	-	-	164,513	164,513	-	-	164,513
	$ 297,211	$ -	$ 209,989	$ 507,200	$ 297,211	$ -	$ 227,645	$ 524,856

19. SUBSEQUENT EVENTS

On April 18, 2005 the Company acquired the activities of Fromage Coté S.A. and Distributions Kingsey Inc. (a cheese manufacturer operating in Canada) for a cash consideration of $52,900,000, subject to adjustments. The preliminary purchase price allocation is as follows; working capital: $10,900,000, fixed assets: $11,375,000 and intangible assets: $30,625,000. The final allocation of the purchase price will be completed in the next fiscal year.

On May 27, 2005 the Company acquired the activities of Schneider Cheese, Inc. (a cheese manufacturer operating in the United States) for a cash consideration of US$24,400,000, subject to adjustments. The preliminary purchase price allocation is as follows; working capital: US$2,400,000, fixed assets: US$4,350,000 and intangible assets: US$17,650,000. The final allocation of the purchase price will be completed in the next fiscal year.


Social Responsibility
BREAKFAST FOR LEARNING
Canadian Living Foundation
Club des petits déjeuners du Québec
THANKS
Thank you
THANK YOU!!
4 YOUR DONATION
Grade 6
Delhi Public
Thank-You
MERCI!
Thank you
THANK YOU!

Human capital, in society at large or within the confines of our own Company, is our most precious resource. This is the premise that underlies many of Saputo's initiatives. One of those consists in providing our employees with a stimulating work and living environment in which they can achieve their potential and make a personal contribution to the success of the Company. Much more than a job, at Saputo, where an entrepreneurial approach and family spirit prevail and where promotion from within is the order of the day, employees are offered a career.

That commitment towards our employees continues outside the Company, where employees are encouraged to involve themselves in helping out their communities that are close to their hearts. We are very much aware of the important contribution these activities make to society, and we back up our encouragement with financial investments or with product donations.

Of the 8,500 employees in the Company today, many are actively involved in a variety of volunteer activities that range from marathons to raising funds to help victims of the December 2004 Tsunami, and volunteering their time on behalf of a favourite charitable institution. Sports and youth development are also essential activities for Saputo employees, with a great many of them devoting their time and energies to helping organizations geared to supporting the young.

As a corporate citizen, Saputo contributes to many organizations and institutions. Causes and needs seem to grow steadily, and all of them with equally praiseworthy aims and goals. The Company builds on its leadership position in the food industry to benefit those organizations that foster good nutrition and promote health through proper eating habits. It is the Company's desire to contribute to the essential daily nutrition of children at elementary schools. A healthy diet leads not just to better report cards but to a better quality of life, and thus Saputo continues with its involvement in the *Club des petits déjeuners du Québec.* Moreover, Saputo has expanded such participation to a national level by supporting the organization *Breakfast for Learning.* In close to 2,600 schools across Canada, approximately 260,000 students benefit from a school feeding program that allows them to start their day with the energy and the mental focus that will help them to succeed. Youth is also supported through contribution to the *Make-A-Wish Foundation® of America* in the United States, whose mission is to realize the wishes of children with life-threatening medical conditions. Saputo also donates a variety of foods to various food banks across Canada and the United States.

Furthermore, Saputo supports a number of educational institutions and takes part in various research projects primarily having to do with the agro-food industry. Saputo contributes to the academic development of students through various university scholarship programs and by recognizing outstanding initiatives.

Saputo's support is also directed towards family and sports activities. Saputo helped feed the athletes and volunteers at the *41st Québec Games Finals,* which took place in Saint-Hyacinthe in March 2005. The Company continues to back the *Montréal Impact,* a not-for-profit professionnal soccer team, as a major sponsor. Saputo's involvement in soccer goes well beyond this particular professional team; for many years it has sponsored the *Québec Soccer Federation* as well as several soccer teams and technical clinics in a number of regions to promote physical activity. In this same perspective, Saputo continues to back the *Fondation de l'athlète d'excellence du Québec,* which by way of academic scholarships supports athletes from Québec and elsewhere in Canada who distinguish themselves on the national and international athletic scenes.

These are just a few examples illustrating the deep-seated commitment of Saputo and its employees to the community and to the individuals, it's most precious resource.


Saputo
Enjoy
Wish!
8

BOARD OF DIRECTORS



From left to right, in the back:

Pierre Bourgie, President and Chief Executive Officer, Société Financière Bourgie Inc.
Louis A. Tanguay, Corporate Director
Jean Gaulin, Corporate Director
Frank A. Dottori, President and Chief Executive Officer, Tembec Inc.
André Bérard, Corporate Director
Lino Saputo, Chairman of the Board, Saputo Inc.

From left to right, in the front:

Caterina Monticciolo, CA, President, Julvest Capital Inc.
Lucien Bouchard, Senior Partner, Davies Ward Phillips & Vineberg LLP
Patricia Saputo, CA, FP, President, Pasa Holdings Inc.
Lino Saputo, Jr., President and Chief Executive Officer, Saputo Inc.

SHAREHOLDER INFORMATION

Head Office

Saputo Inc.
6869 Métropolitain Blvd. East
Saint-Léonard, Québec, Canada H1P 1X8
Telephone: 514.328.6662 • Fax: 514.328.3364
www.saputo.com

General Annual Meeting of Shareholders

Tuesday, August 2, 2005, at 11 a.m.
Laval Room, Hotel Sheraton Laval
2440 Autoroute des Laurentides
Laval, Québec, Canada H7T 1X5

Investor Relations

Corporate Communications
Telephone: 514.328.3377 • Fax: 514.328.3364
Email: investors@saputo.com

Stock Exchange

Toronto
Symbol: SAP

Transfer Agent

National Bank Trust
1100 University Street, Suite 900
Montréal, Québec, Canada H3B 2G7
Telephone: 514.871.7171 or 1 800 341.1419
Fax: 514.871.7442

External Auditors

Deloitte & Touche LLP, Laval, Québec

Dividend Policy

Saputo Inc. declares quarterly cash dividends on common shares in an amount of $0.15 per share, representing a yearly dividend of $0.60 per share. The balance of corporate earnings is reinvested to finance the growth of the Company's business.

The Board of Directors may review the Company's dividend policy from time to time based on financial position, operating results, capital requirements and such other factors as are deemed relevant by the Board in its sole discretion.

Un exemplaire français vous sera expédié sur demande adressée à :
Saputo inc.
Communications corporatives
6869, boul. Métropolitain Est
Saint-Léonard (Québec) Canada H1P 1X8
Téléphone : 514.328.3377 • Télécopieur : 514.328.3364
Courriel : investisseurs@saputo.com

A special thank-you to our young artists from *Breakfast for Learning* for their superb drawings and to Gabrielle, member of the *Club des petits déjeuners du Québec.*

Photography: Ronald Maisonneuve, Fernando E. Alvarez,
Impact de Montréal/pépé, Jacques Sztuke

Graphic design: www.dyade.com

Printed in Canada

This annual report is printed on elemental chlorine-free and acid-free Canadian paper.

www.saputo.com

Saputo


SEC MAIL PROCESSING
RECEIVED
JUL 1 2005
WASH, D.C. 199 SECTION
Saputo

SAPUTO INC.

ANNUAL INFORMATION FORM

June 1, 2005

TABLE OF CONTENTS

ITEM 1 – THE COMPANY

1.1 INCORPORATION

Saputo Inc. was constituted by a Certificate of Amalgamation issued pursuant to the provisions of the *Canada Business Corporations Act* on July 1, 1992, which was amended on August 25, 1997 in order to change the provisions attached to its authorized share capital. On August 2, 2000, the Certificate was further amended to enable the directors to appoint additional directors between shareholders' meetings. The head office and principal place of business of the Company is located at 6869 Metropolitain Boulevard East, Saint-Léonard, Québec, Canada, H1P 1X8.

In this Annual Information Form, unless the context otherwise requires or indicates, the terms "Saputo" and the "Company" mean Saputo Inc. itself or together with its subsidiaries and/or other entities under its direct or indirect control (collectively the "**Subsidiaries**"), or any one or more of them.

On November 23, 2001, Saputo declared a 100% stock dividend on the Common Shares which had the same effect as a two-for-one split (the "**Stock Split**") and doubled the number of Common Shares outstanding. All references to numbers of Common Shares and prices of Common Shares made herein have been adjusted to reflect the Stock Split.

In this Annual Information Form, all references to "$" or "CDN$" are to Canadian dollars and all references to "US$" are to United States dollars.

In this Annual Information Form, the information is being presented as of June 1, 2005, except for financial information and percentages derived therefrom which are given for the fiscal year ended March 31, 2005, and for the information relating to employees which is presented as of May 1, 2005. The Côté Acquisition and the Schneider Acquisition (see "- History (including Acquisitions and Dispositions)") are reflected in the number of employees and facilities but are not included in any financial information.

1.2 CORPORATE STRUCTURE

The following organizational chart illustrates the corporate structure of Saputo and its significant Subsidiaries, and their respective jurisdictions of incorporation as at June 1, 2005.



Saputo Inc.
(Canada)
100%
100%
100%
Saputo Cheese G.P. 1
(Québec)
Saputo Foods Limited 2
(Canada)
Saputo Bakery Inc. 3
(Canada)
100%
95%
5%
Molfino Hermanos S.A. 4
(Argentina)
Saputo Cheese USA Inc. 5
(Delaware, USA)

(1) Production, sale and distribution of dairy products, namely cheese, a wide range of fluid milk, cream products, sour cream, cottage cheese, yogurt, soft serve dairy mixes as well as juices and other beverages and other food products in the Province of Québec.

(2) Production, sale and distribution of dairy products, namely cheese, a wide range of fluid milk, cream products, sour cream, cottage cheese, yogurt, soft serve dairy mixes as well as juices and other beverages and other food products in Canadian provinces other than Québec.

(3) Production, sale and distribution of bakery items almost exclusively in Canada.

(4) Production, sale and distribution of dairy products in and from Argentina.

(5) Production and sale of dairy products, mainly cheese, in the United States.

ITEM 2 – GENERAL DEVELOPMENT OF THE BUSINESS

2.1 OVERVIEW

The Company operates its business through two sectors, the Dairy Products sector composed of the Dairy Products sector (Canada and other) and the Dairy Products sector (USA), and the Grocery Products sector. The Dairy Products sectors and the Grocery Products sector represent respectively 95.9% and 4.1% of the Company's total sales. The Dairy Products sector (Canada and other) is composed of the Dairy Products division (Canada) and the Dairy Products division (Argentina); the Dairy Products sector (USA) is composed of the Cheese division (USA); and the Grocery Products sector is composed of the Bakery division.

The Company's total consolidated sales are made as to 62.4% in Canada, as to 33.7% in the United States and as to 3.9% in Argentina. Through its two sectors, the Company operates 46 manufacturing facilities and employs approximately 8,500 employees.

Dairy Products Sector (Canada and other)

Through its Dairy Products sector (Canada and other), Saputo produces and markets, in Canada, mozzarella, cheddar, as well as other specialty and fine cheeses, butter, and value-added by-products such as whey powder, ice cream mixes, lactose and whey protein. Saputo also distributes fine imported cheeses to specialty delicatessens and a large assortment of other non-dairy products that complement its cheese distribution mainly to pizzerias. Saputo has established itself as Canada's leading producer of cheese, with a share of approximately 38% of the Canadian natural cheese production. Saputo's cheese products are sold through independent non-exclusive distributors and sales agents as well as through its own distribution network within three market segments: retail, foodservice and industrial.

In the Dairy Products sector (Canada and other), the Company also produces, markets and distributes, in Canada, fluid milk and a wide range of dairy products, including cream, yogurt, sour cream and cottage cheese. The dairy product line is complemented by various non-dairy products, including flavoured coffee creamers, juices and drinks. The Company is one of the three largest fresh milk processors in Canada with an estimated 20% share of the Canadian market. Saputo services these products mainly to the retail segment through its direct-store delivery ("**DSD**") distribution network operated by Company-owned and independent distributors, as well as through an important home delivery network. These products are also sold to the foodservice segment.

On November 28, 2003, the Company completed the acquisition of Molfino Hermanos S.A. ("**Molfino**") in Argentina (see "- History (including Acquisitions and Dispositions)"). The operations of Molfino form part of the Dairy Products sector (Canada and other).

During fiscal 2005, the retail segment accounted for 60.5% of the Dairy Products sector (Canada and other)'s sales, the foodservice segment for 29.0%, and the industrial segment for 10.5%.

In fiscal 2005, the Dairy Products sector (Canada and other) represented 62.2% of the Company's total sales. Through this sector, the Company operates 28 manufacturing facilities in Canada and two in Argentina and employed, on May 1, 2005, 5,282 employees, 731 of which were located in Argentina.

Dairy Products Sector (USA)

Through its Dairy Products sector (USA), the Company produces a broad line of mozzarella, specialty cheeses and imitation cheese products. The Company also produces sweetened condensed milk as well as whey protein concentrates and ingredient blends which are derived from its cheese production.

Saputo ranks as one of the leading natural cheese producers in the United States with approximately 6% of natural cheese production. Directly or through independent non-exclusive distributors and sales agents, Saputo services three market segments: retail, foodservice and industrial. During fiscal 2005, the retail segment accounted for 29.3% of the Dairy Products sector (USA)'s sales volume, the foodservice segment for 44.5% and the industrial segment for 26.2%.

In fiscal 2005, the Dairy Products sector (USA) represented 33.7% of the Company's total sales. Through this sector, the Company operates 15 manufacturing facilities in the United States and employed, as of May 1, 2005, 2,069 employees.

Grocery Products Sector

The Company produces, markets and distributes snack cakes, tarts and cereal bars in Canada and, on a much smaller scale, in the United States. These products are sold almost exclusively in the Canadian retail market through a DSD distribution network as well as independent distributors. Saputo is the largest manufacturer of snack cakes in Canada. In this sector, the Company operates one manufacturing facility in the Province of Québec and employed, as of May 1, 2005, 1,107 employees.

2.2 HISTORY (INCLUDING ACQUISITIONS AND DISPOSITIONS)

Mr. Emanuele (Lino) Saputo, Chairman of the Board of Saputo, founded the Company with his parents in 1954, producing quality cheeses for the Italian community of Montréal.

Between 1970 and 1997, Saputo acquired several production operations, food distributors and developed its national distribution network, positioning itself in Canada as a leading producer of mozzarella. In 1988, the Company entered the United States market by acquiring two cheese manufacturing plants. On July 31, 1997, Saputo acquired Crémerie des Trois-Rivières, Limitée thereby entering the fluid milk market.

On October 15, 1997, the Company completed its initial public offering of 18,941,000[1] Common Shares at $8.50[1] per share (the "**Initial Public Offering**"). In December of the same year, Saputo issued 18,000,000[1] special warrants at $12.50[1] per warrant in order to finance, in part, the Stella Acquisition (as defined below).

On December 5, 1997, Saputo expanded its presence in the United States by acquiring Stella Holdings, Inc., a manufacturer of mozzarella and specialty cheeses (which, together with its then wholly-owned subsidiaries, are hereinafter collectively referred to as "**Stella**") for a total consideration of approximately $580 million paid in cash (the "**Stella Acquisition**"). During its fiscal year ended December 31, 1996, Stella had revenues of approximately $1 billion. With the Stella Acquisition, the Company tripled its revenues and established itself as one of the leading natural cheese producers in the United States.

In 1998, Saputo continued its growth in Canada and the United States by acquiring mozzarella, specialty cheeses, sweetened condensed milk and value-added by-products manufacturers.

On September 15, 1999, the Company acquired all of the outstanding shares of Culinar Inc., now known as Saputo Bakery Group Inc., for a price of $283.5 million. This transaction was paid in cash and through the issuance of 5,006,000[1] Common Shares of Saputo at a price of $19.98[1] per share. Culinar produced, marketed and distributed snack cakes, cookies, fine breads and soups and had sales of approximately $270 million. With this acquisition, Saputo became the largest manufacturer of snack cakes in Canada.

On November 12, 1999, Saputo completed the private placement of US $250 million Senior Notes to institutional investors in the United States. The term of the Notes ranges from seven to fifteen years with an average interest rate of 8.16%. The proceeds of the private placement were used to refinance part of the Company's existing credit facilities.

---

1 This information has been restated to reflect the Stock Split.

On February 28, 2000, the Company acquired all of the outstanding shares of Groupe Cayer-JCB Inc., a manufacturer of fine cheeses based in the Province of Québec, for a price of $13.7 million paid in cash and $6.7 million of indebtedness. Cayer had sales of approximately $55 million.

On February 5, 2001, Saputo completed the acquisition of the fluid milk and cheese operations of Agrifoods International Co-operative Limited ("**Agrifoods**"), one of the largest dairy processors in Canada, through the purchase of all of the outstanding shares of some of Agrifoods' operating subsidiaries including Dairyland Fluid Division Ltd, Armstrong Cheese Company Ltd and Baxter Foods Limited for the price of $407.3 million paid in cash (the "**Dairyworld Acquisition**"). The acquired businesses generated net sales of approximately $1.4 billion.

On July 15, 2001, Saputo concluded a partnership agreement pursuant to which Dare Foods Limited ("**Dare**") acquired the cookies, fine breads and soup operations of Saputo's Grocery Products sector which represented annual revenues of approximately $83 million. In consideration thereof, Saputo obtained a 21% equity interest in the Dare group. As a result of this transaction, Dare became the second largest cookie producer in Canada.

On November 23, 2001, Saputo completed its Stock Split and doubled the number of Common Shares outstanding. See "The Company – Incorporation".

On June 28, 2002, the Company completed a secondary offering pursuant to which companies controlled by Mr. Emanuele (Lino) Saputo[2] or by his brothers and sisters and their families sold 7,635,000 Common Shares to the public, at a price of $32.75 per share.

On May 23, 2003, the Company acquired the business relating to the *Treasure Cave* and *Nauvoo* blue cheese brands and certain blue cheese-related assets from ConAgra Foods Inc. for a purchase price of $36.5 million paid in cash. This acquisition positions the Company as the leader in the blue cheese category on the US retail market segment.

On November 28, 2003, Saputo acquired 100% of Molfino, the third largest dairy processor in Argentina, for the price of approximately $60 million paid in cash. This company produces a wide variety of soft, semi-soft, hard and grated cheeses, as well as butter, cream, milk powder, UHT milk and *dulce de leche* (caramelized milk). This transaction gave Saputo the opportunity to establish itself in a market where the raw material is accessible at competitive international prices.

On April 18, 2005, Saputo acquired the activities of Fromage Côté S.A. and Distributions Kingsey Inc., a manufacturer of pressed cheddar and cheddar cheese curd, Swiss-type cheese and other specialty cheeses for a purchase price of $52.9 million paid in cash (the "**Côté Acquisition**").

On May 27, 2005, Saputo acquired the activities of Schneider Cheese, Inc., a manufacturer and seller of string cheeses and cheese sticks, for a purchase price of US $24.4 million paid in cash (the "**Schneider Acquisition**").

2 See « Directors and Officers - Directors » for more details on the Common Shares beneficially owned or over which control or direction is exercised by Mr. Emanuele (Lino) Saputo.

ITEM 3 – INDUSTRY OVERVIEW

3.1 DAIRY PRODUCTS INDUSTRY

3.1.1 The Canadian Dairy Industry

Regulatory Environment

The regulation of the content, composition, labelling, packaging, marketing and distribution of all food products in Canada is a shared responsibility between the federal and the provincial governments. The dairy industry is further governed by a series of federal and provincial regulations specific to the production, processing and distribution of milk and milk-related products. All applicable statutes, whether provincial or federal, allow for plant inspections, product testing and other regulatory scrutiny.

In Canada, provincial legislation demands that all milk processing plants, including those who only ship to local markets, be licensed, compelling them to comply with all provincial inspections and regulations. In addition, all milk processing plants that ship products into inter-provincial or international trade are subjected to regular inspections by federal authorities and are required to be registered under the *Canada Agricultural Products Act.*

Milk Supply

The Canadian dairy industry operates within a highly regulated environment. The Canadian Dairy Commission ("**CDC**"), a crown corporation, has been mandated by the federal government to implement Canada's national dairy policy which is predicated on shared jurisdictional powers between the federal and provincial governments. Fluid milk is regulated provincially, while industrial milk is regulated federally. "Fluid milk" refers to table milk or cream intended for consumption in fluid forms, whereas "industrial milk" is used for the manufacturing of all other dairy products, such as cheese, butter, ice cream and yogurt. According to CDC information, the fluid milk sector represents approximately 39% of raw milk delivered in Canada while the industrial milk sector represents approximately 61% of such deliveries.

The Canadian dairy industry operates within a supply managed system. The key goal of supply management is to ensure a fair return for dairy farmers while maintaining the production of sufficient volumes of industrial milk to satisfy the domestic Canadian consumer demand for dairy products. This is essentially achieved by setting the support price that the dairy processors can receive for butter and skimmed milk powder sold to the CDC to clear market surpluses and by controlling the supply of industrial milk.

Every dairy year (which runs from August 1 to July 31), the CDC calculates the national industrial milk production level based on anticipated domestic demand. This amount is then allocated according to the terms of the National Milk Marketing Plan, a federal/provincial agreement. This agreement stipulates, among other things, that Québec's and Ontario's shares of the national industrial milk production (the "**Market Sharing Quota**") are approximately 45.8% and 31.5%, respectively.

Once the industrial milk level is determined and allocated among the provinces, provincial marketing boards govern the production, pricing and marketing of milk within their own borders. Each provincial marketing board allocates the milk to dairy processors. Industrial milk is allocated according to a cascading system that classifies industrial milk into various classes of products to be manufactured. Priority of supply is given to the higher milk classes, which command a higher milk price.

Although there may be some provincial variations, quantities of milk in each class, other than fluid milk, are generally restricted in their growth. Since the Market Sharing Quota is based on historical and anticipated demand for dairy products, Management believes that the risk of a processor losing a significant part of its available milk volume is low.

International Trade (Canada)

Imports. The Department of Foreign Affairs and International Trade administers Canada's cheese import quotas. These quotas are divided into European Union and non-European Union sources. This results from Canada's obligation to the European Union to import from it 66.0% of the approximately 20.4 million kilograms of cheese that Canada is committed to import annually under the World Trade Organization ("**WTO**") Agreement on Agriculture. Imports within this minimum access commitment of 20.4 million kilograms of cheese are subject to low rates of duty while imports over this commitment are subject to significantly higher tariffs. Over-access tariffs for cheese currently stand at 245.5% of invoiced value. On May 1, 2004, the European Union expanded with the addition of ten (10) new countries. At this time, these new additions did not alter the current import ratios defined above and applicable to Canada.

Exports. In order to comply with the final decision of the WTO rendered in December 2002, which found that Canada's dairy export practices constituted export subsidies, Canada is forced to export any quantity of milk products over its WTO commitments at prices based on Canada's national raw milk prices which makes exports of dairy products from Canada non-competitive. The export of by-products like lactose and whey is not affected by the WTO decision.

Canadian Market

The dairy processing industry makes a major contribution to the Canadian economy with shipments valued at $11 billion in 2004. Second only to meat processing, the dairy processing sector accounted for approximately 15.2% of the estimated value of all food and beverage processing sales during the same year. Significant rationalization is occurring in the processing sector as processors strive to achieve the greater efficiencies and economies of scale required to remain competitive with alternative products.

In 2003-2004, there were 17,931 dairy farms in Canada. This represents an increase of 41 farms from the previous dairy year. Approximately 82% of Canada's dairy operations are located in the Provinces of Québec and Ontario. The Western provinces and the Maritime provinces account for 13% and 5%, respectively.

The following table indicates the production volumes of selected dairy products manufactured in Canada in 2004.

Canadian Production Volumes of Selected Dairy Products in 2004 (1)
(in thousands)

Cheese	340,018	kg
Fluid Milk and Cream	3,004,552	litres
Cottage cheese	26,338	kg
Ice cream and other frozen products	467,916	litres
Other dairy products	476,246	kg

(1) Source: Canadian Dairy Commission.

3.1.2 The United States Dairy Industry

Regulatory Environment

In the United States, the production of all food products is subject to extensive federal, state and local government regulations regarding the advertising, quality, packaging, labelling and safety.

All food plants are subject to regulation and inspection by the United States Food and Drug Administration ("**FDA**") and by the United States Department of Agriculture ("**USDA**"). Individual states may also enforce more stringent regulations regarding the manufacturing of food products. State and local government agencies work with the federal government to ensure the safety of food produced within their jurisdictions. Violations of federal, state and local regulations may result in seizure and condemnation of products, cease and desist orders, injunctions and monetary penalties. State and local government agencies also enforce environmental compliance.

Milk Supply

In the United States, there are two grades of milk: Grade A and Grade B. Grade A milk is produced under specific sanitary requirements and dairy producers must hold a Grade A shipping permit. Grade A milk accounts for 98% of the United States milk supply and is used for fluid as well as for the manufacturing of various dairy products including cheese. Grade B milk, which is not used for fluid milk, represents 2% of the United States milk production and is used exclusively to manufacture butter, cheese and skim milk powder.

The following table presents the utilization of the United States milk production in 2004:

Utilization of United States Milk Production in 2004 (1)

Utilized as fluid milk and cream	30 %
Manufactured into cheese	31 %
Manufactured into frozen dairy products	5 %
Manufactured into butter	5 %
Used on farms where produced	1 %
Other uses	28 %

(1) Source: USDA, Dairy Products 2004 Summary, published April 2005. Calculated from Total Solids.

In most cases, milk marketed within the United States is priced according to its use. Milk prices are set monthly based on product price formulas. Price data used in the formulas is collected through surveys conducted by the USDA's National Agriculture Statistics Service. Milk used in fluid products is placed in Class I, the highest priced class. Milk used to produce ice cream, yogurt, cottage cheese, sour cream, ricotta cheese and other soft products is Class II. Milk used to manufacture cheese and cream cheese is Class III, and milk used to produce butter and milk powders is Class IV. In California, milk used to produce ice cream and sherbet is Class 3; milk used to manufacture butter and milk powder is Class 4(a) and milk used to produce cheese and cream cheese is Class 4(b).

Wholesale pricing for the bulk of the United States cheese production is established by daily cash cheddar cheese trading on the Chicago Mercantile Exchange (CME). The last trade of the day establishes the market price for the day. If no trades occur, the market price is determined based on the bid and offer prices. Processors typically charge a premium over the CME price.

A dairy processing plant is not limited in terms of the quantity of milk it can receive and is free to negotiate its milk supply with whomever it chooses. Independent processors usually negotiate with local cooperatives or may procure milk directly from individual farms. Processors are charged a price which reflects the current month's USDA class price plus a negotiated handling charge.

United States dairy programs influence the production and marketing of milk and milk products through the operation of the Commodity Credit Corporation ("**CCC**"), a federal agency. CCC buys butter, non-fat dry milk and cheese at the following support prices:

- Butter @ US $ 1.0500 per pound;
- Cheddar cheese 40 pound blocks @ US $1.1314 per pound;
- Non-fat dry milk powder @ US $0.800 per pound.

Such products are sold or used either domestically or internationally in specific government programs. The CCC does not directly support dairy farmers, nor does it establish a target return for farmers.

International Trade (United States)

Imports. Another key component of the United States dairy program is import restrictions. Most United States cheese import quotas are country and product specific. Under the terms of the WTO Agreement on Agriculture, the United States agreed to import, at a lower tariff rate, approximately 135,586 metric tons of cheese in 2004. Tariffs for cheese in excess of the quota are prohibitive.

Entry for dairy products made with sheep, goat and buffalo milk do not require a license nor are they subject to a United States duty. The same is true for a few other products including brie cheese.

Exports. The United States is not a significant exporter of dairy products. Its export activity accounted for US $1.452 billion in 2004 and US $997.4 billion in 2003.

Most export activity is conducted through the Dairy Export Incentive Program which allocates subsidized export volumes to specific countries thereby enabling exporters to bid for export assistance for dairy products destined to these countries.

United States Market

The USDA states that there were 401 cheese manufacturing plants in the United States in 2004, which produced 4 billion kilograms (kg) of cheese. Cheddar accounted for 31.1% of this amount, or 1.3 billion kg, while Italian cheeses totalled 1.7 billion kg, or 41.2%. Mozzarella alone added up to 1.3 billion kg, representing 79.7% of Italian cheeses and 32.9% of all cheeses produced in 2004.

3.1.3 International Dairy Industry

Compared to world dairy production, the volumes of dairy products currently traded on the world market are small. However, we note that the trade of dairy products tends to grow and that the countries' respective market shares are evolving very quickly. The bulk of this international trade is regional within each continent and is energized by free-trade zones, the oldest and the biggest being the European Union. Other trade zones are developing in the Americas, the Middle East and in Asia.

In recent years, the shifts in market shares have been significant. In fact, the WTO Uruguay Round of trade negotiations influenced this change as the WTO addressed specifically for the first time the trade of agricultural products. Between 1995 and 2002, the European Union (then comprised of 15 countries) has seen its share of the world market shrink from 53% to 30%, New Zealand's share grow from 19% to 28% , Australia's share grow from 13% to 18%. The United States share has fallen from 6% to 4% while Argentina has gained 1% to reach 4% of the world market. Following the WTO Appelate Body's ruling rendered in December 2002, Canada is no longer a major exporter of dairy products.

The implementation of the latest *Common Agricultural Policy* in the expanded European Union is expected to have a measurable impact on the global dairy industry. This policy aims to reduce dairy farm gate prices as well as eliminate export subsidies, with the farm revenue loss being compensated for by direct farm payments consistent with WTO commitments. Reports indicate that such compensation may be inadequate to prevent a significant drop in dairy farm numbers across Europe, which may contribute to maintaining firmer prices in the international market. The world market is itself polarizing into "pre-packed, consumer ready" and "bulk commodity, dairy ingredients" markets with as yet unpredictable long term effects on traditional trading patterns and ultimately, world prices.

Argentina

Regulatory Environment

The regulatory environment in Argentina is diametrically different from that in Canada or the United States. While there are national, provincial and municipal laws, only a very small number are specific to the dairy industry. The dairy industry adheres to the international Codex Alimentarius standards for those products which are traded internationally, such as cheese and skim milk powder, and follows recognized good manufacturing practices for all products brought to the domestic market.

Milk Supply

In Argentina, milk prices are negotiated monthly between the processors and milk producers. There are no limitations or restrictions as to the quantity of milk that is produced and processed. In addition, milk marketed within Argentina is not priced or classified according to its use. Moreover, dairy processors are not limited to the amount of milk that they can purchase and are free to negotiate milk supply agreements with whomever they choose. Usually, agreements are negotiated with dairy producers within a given radius of the dairy processing plant.

Total milk production in Argentina approximates 92 million hectolitres per year, which is slightly higher than total Canadian milk production. The following table indicates the production volume of selected dairy products produced in Argentina.

Argentina Production Volumes of Selected Dairy Products in 2004 [1]
(in thousands)

Cheese	378,348	Metric tons
Fluid Milk	1,503,839	Litres
Yogurt	357,140	Metric tons
Other dairy products	536,752	Metric tons

(1) Source: *Secretaria de Agricultura, Ganaderia Pesca y Alimentos, Cuadro estadistico*, May 2005.

Exports

Argentina is a member of the South American free trade group Mercosur, and is also a player in the international dairy market. It has a large milk basin and is capable of producing milk at internationally competitive prices. There are no governmental programs that aid processors to export dairy products. In 2004, Argentina exported 273,000 MT of dairy products. Of this quantity, 199,000 MT was milk powder, 32,000 MT cheese and the remaining 42,000 MT consisted of other dairy products.

3.1.4 Future Trends

The consolidation trend which began several years ago in both the American and Canadian dairy industries is, in the Company's opinion, set to continue. This evolving competitive environment will necessarily force regional processors to either adapt, sell or merge with other industry participants. Well-capitalized industry consolidators should take advantage of this consolidation trend to make strategic acquisitions.

Representatives of the various governments have initiated discussions through the Doha Round of WTO negotiations that should lead to new tariff and subsidy reductions in agricultural products during the coming years. The Doha Round is expected to be completed between 2005 and 2008, depending on the date on which the Committee's framework paper is finalized and approved.

Over the coming years, the dairy industry in Canada will need to focus on creating innovative dairy products that match the changing nutritional needs of consumers in order to grow the domestic market.

3.2 GROCERY PRODUCTS INDUSTRY

Regulatory Environment

The regulation of the content, composition, labelling, packaging, marketing and distribution of all food products in Canada is a shared responsibility between the federal and the provincial governments. The grocery products industry is subject to stringent quality and labelling standards, including those of the *Food and Drugs Act* and of the *Consumer Packaging and Labelling Act.*

Canadian Retail Market

Over the recent years, Canada's retail market has changed with the increasing importance of non-supermarket channels of distribution such as mass merchandisers and warehouse clubs. This trend has resulted in significant consolidation within the grocery channel where five national chains controlled approximately 88% of all retail sales in 2004.

The snack cake industry generates sales of approximately $795 million per year in Canada. This industry segment comprises among others, snack cakes, muffins, granola, cereal and fruit bars, fresh baked deserts business as well as marshmallow squares. Pre-packaged snack cake products enjoy a 17% market share of the snack cake industry in Canada. Of the pre-packaged snack cake products total sales in Canada, approximately 61% and 29% are made in the provinces of Québec and Ontario, respectively.

ITEM 4 – DESCRIPTION OF THE BUSINESS

The Company operates its business through two sectors, the Dairy Products sector (which includes the Dairy Products sector (Canada and other) and the Dairy Products sector (USA)) and the Grocery Products sector. Through its Dairy Products sector and its Grocery Products sector, the Company operates 46 manufacturing facilities and employs approximately 8,500 employees. The Dairy Products sector (Canada and other) is composed of the Dairy Products division (Canada) and the Dairy Products division (Argentina); the Dairy Products sector (USA) is composed of the Cheese division (USA); and the Grocery Products sector is composed of the Bakery division.

The following table presents the relative importance of the Company's two sectors over the last two fiscal years.

	Sales by Sector			
	Year ended March 31, 2005		Year ended March 31, 2004	
	Sales ($000)	% of total sales	Sales ($000)	% of total sales
Dairy Products sector				
Dairy Products sector (Canada and other)	2,415,541	62.2	2,161,852	60.5
Dairy Products sector (USA)	1,308,735	33.7	1,240,954	34.8
Sub-total...........................	3,724,276	95.9	3,402,806	95.3
Grocery Products sector	158,793	4.1	167,384	4.7
Total...	3,883,069	100.0	3,570,190	100.0

Dairy Products Sector (Canada and other)

Through its Dairy Products sector (Canada and other), Saputo produces and markets, in Canada, mozzarella, cheddar as well as other specialty and fine cheeses, butter and value-added by-products such as whey powder, ice cream mixes, lactose and whey protein. Saputo also distributes fine imported cheeses to specialty delicatessens and a large assortment of other non-dairy products that complement its cheese distribution mainly to pizzerias. Saputo has established itself as Canada's leading producer of cheese, with a share of approximately 38% of the Canadian natural cheese production. Saputo's cheese products are sold through independent non-exclusive distributors and sales agents as well as through its own distribution network within three market segments: retail, foodservice and industrial.

In the Dairy Products sector (Canada and other), the Company also produces, markets and distributes, in Canada, fluid milk and a wide range of dairy products, including cream, yogurt, sour cream and cottage cheese. The dairy product line is complemented by various non-dairy products, including flavoured coffee creamers, juices and drinks. The Company is one of the three largest fresh milk processors in Canada with an estimated 20% share of the Canadian market. Saputo services these products mainly to the retail segment through its DSD distribution network operated by Company-owned and independent distributors, as well as through an important home delivery network. These products are also sold to the foodservice segment.

Through its operations in Argentina, the Company produces a wide variety of soft, semi-soft, hard and grated cheeses, as well as butter, cream, milk powder, UHT milk and *dulce de leche* (caramelized milk). Saputo services these products to the retail and industrial market segments through independent distributors. The Company is the third largest dairy processor in Argentina.

During fiscal 2005, the retail segment accounted for 60.5% of the Dairy Products sector (Canada and other)'s sales, the foodservice segment for 29.0% and the industrial segment for 10.5%.

In fiscal 2005, the Dairy Products sector (Canada and other) represented 62.2% of the Company's total sales. Through this sector, the Company operates 28 manufacturing facilities in Canada and two in Argentina and employed, on May 1, 2005, 5,282 employees, 731 of which were located in Argentina.

Dairy Products Sector (USA)

Through its Dairy Products sector (USA), the Company produces a broad line of mozzarella, specialty cheeses and imitation cheese products. The Company also produces sweetened condensed milk as well as whey protein concentrates and ingredient blends which are derived from its cheese production.

Saputo ranks as one of the leading natural cheese producers in the United States with approximately 6% of natural cheese production. Directly or through independent non-exclusive distributors and sales agents, Saputo services three market segments: retail, foodservice and industrial. During fiscal 2005, the retail segment accounted for 29.3% of the Dairy Products sector (USA)'s sales volume, the foodservice segment for 44.5% and the industrial segment for 26.2%.

In fiscal 2005, the Dairy Products sector (USA) represented 33.7% of the Company's total sales. Through this sector, the Company operates 15 manufacturing facilities in the United States and employed, as of May 1, 2005, 2,069 employees.

Grocery Products Sector

The Company produces, markets and distributes snack cakes, tarts and cereal bars in Canada and, on a much smaller scale, in the United States. These products are sold almost exclusively in the Canadian retail market through a DSD distribution network as well as independent distributors. Saputo is the largest manufacturer of snack cakes in Canada. In this sector, the Company operates one manufacturing facility in the Province of Québec and employed, as of May 1, 2005, 1,107 employees.

Overall Profile

The following tables present the segmentation of total Company sales by region and by market segment for the last two fiscal years:

	Total Company Sales – Geographic Segmentation			
	Year ended March 31, 2005		Year ended March 31, 2004	
	Sales ($000)	% of total sales	Sales ($000)	% of total sales
United States	1,308,735	33.7	1,240,954	34.8
Canada	2,424,070	62.4	2,284,774	64.0
Argentina	150,264 [1]	3.9 [1]	44,462 [1]	1.2 [1]
Total	3,883,069	100.0	3,570,190	100.0

(1) The acquisition of Molfino was completed on November 28, 2003.

	Total Company Sales – Market Segmentation			
	Year ended March 31, 2005		Year ended March 31, 2004	
	Sales ($000)	% of total sales	Sales ($000)	% of total sales
Dairy Products Sector				
Dairy Products sector (Canada and other)				
Retail	1,460,519	37.6	1,340,348	37.5
Foodservice	700,707	18.1	648,556	18.2
Industrial	254,315	6.5	172,948	4.8
Sub-Total	2,415,541	62.2	2,161,852	60.5
Dairy Products sector (USA)[1]	1,308,735	33.7	1,240,954	34.8
Sub-Total	3,724,276	95.9	3,402,806	95.3
Grocery Products Sector[2]	158,793	4.1	167,384	4.7
Total	3,883,069	100.0	3,570,190	100.0

(1) Sales volumes are more representative of our US activities due to the impact of currency fluctuation and the variation of the selling price per pound of cheese on sales dollars. (See table "Sales Volumes – Market Segmentation" in section 4.2.3).

(2) The grocery products are sold almost exclusively in the retail market segment.

As the Company's sectors are completely different, the description of the Company's business will be divided in three sections, (i) the Dairy Products sector (Canada and other), (ii) the Dairy Products sector (USA) and (iii) the Grocery Products sector.

4.1 DAIRY PRODUCTS SECTOR (CANADA AND OTHER)

4.1.1 Products

In Canada, Saputo produces, markets and distributes nationally a wide variety of quality cheeses including mozzarella and cheddar, specialty cheeses such as ricotta, provolone, parmesan, feta, havarti, fine cheeses such as brie and camembert, other firm cheeses including brick, colby, farmer, munster and monterey jack, as well as fresh curd and processed cheeses. Saputo's cheese products are sold under various brand names, such as *Saputo, Stella, Armstrong, Caron, Cayer* and *Kingsey.* Saputo also sells its cheese products under private labels and produces butter, powdered milk and evaporated milk as well as a number of by-products derived from its cheese production, including whey powder, ice cream mixes, lactose and whey protein. The Company's distribution network distributes fine imported cheeses to specialty delicatessens and a large assortment of third party manufactured non-dairy products that complement its cheese distribution to pizzerias in the foodservice industry.

Saputo is one of the three largest fresh milk processors in Canada, with an estimated 20% share of the Canadian market. Fluid milk is sold under the *Dairyland* brand in Western Canada and Ontario, the *Nutrilait* brand in Québec and the *Baxter* brand in the Maritimes. Saputo also produces and markets cream, sour cream, cottage cheese and yogurt. Specialty milk is also produced and marketed under the brand names *Milk 2 Go, Lait's Go, Dairyland Plus* and *Nutrilait Plus.* In addition to its dairy products line, Saputo also produces and distributes other refrigerated products, including juices.

In Argentina, Saputo produces and markets a wide variety of soft, semi-soft, hard and grated cheeses, as well as butter, cream, milk powder, UHT milk and *dulce de leche* (caramelized milk). Approximately 44% of its products are sold nationally, while 56% is sold on the export market. These products are sold under the recognized brand names of *Molfino, La Paulina* and *Ricrem.*

4.1.2 Production

Raw Materials

Milk represents on average 85% of the costs incurred by the Company in the manufacturing of dairy products. In Canada, due to the regulated nature of the Canadian dairy industry, Saputo sources its milk through the milk boards in each province. The Company sources its other raw materials from various suppliers.

In Argentina, Saputo sources its milk from farmers and approximately 3% of our milk supply is sourced from Saputo's farms. The Company sources its other raw materials from various suppliers.

Facilities

In the Dairy Products sector (Canada and other), the Company operates a total of 30 manufacturing facilities, 28 of which are located in Canada and two in Argentina. The Company owns all of its plants with the exception of one of its two facilities located in Calgary, Alberta.

The Company operates 13 facilities in Western Canada. These facilities have the overall weekly capacity to process approximately 27 million litres of milk into cheese, fluid milk and other related dairy products and to produce processed cheese.

In Ontario, the Company operates 4 facilities, with an overall weekly capacity to process approximately 5 million litres of milk into cheese or fluid milk.

In Québec and the Maritimes, the Company operates a total of 11 facilities. These facilities have an overall weekly capacity to process approximately 16 million litres of milk into cheese, fluid milk and other related dairy products as well as liquid whey in these facilities.

In Argentina, the Company operates two facilities with an overall weekly capacity to process approximately 11 million litres of milk into cheese and other related dairy products.

The facilities operating in the Dairy Products sector (Canada and other) have, with their overall production capacity combined, an excess capacity of 18% for the Canadian cheese operations, 31% for the Canadian fluid milk operations and 20% in Argentina.

4.1.3 Markets

Saputo is Canada's leading producer of cheese with a share of approximately 38% of the Canadian natural cheese production. Saputo sells its products to the retail, foodservice and industrial market segments. The Company also distributes fine imported cheeses to specialty delicatessens and provides independent pizzerias with numerous food and non-food products sourced from third-party manufacturers that are complementary to the sale of its cheeses to such clients. The Company is one of the three largest fresh milk processors in Canada with an estimated 20% share of the Canadian market. Saputo also sells, through its Canadian operations, cheese, lactose, whey powder, ice cream mixes and whey protein to a vast array of clients in Canada, Europe, South America, Asia and Africa.

Saputo is the third largest dairy processor in Argentina, processing approximately 5% of the entire milk production. The Company sells its products nationally to the retail and industrial market segments. Approximately 44% of the products manufactured in Argentina are sold in the local market, while 56% are exported to over 30 countries.

Clientele

Within the Dairy Products sector (Canada and other), the Company services three market segments: retail, foodservice and industrial.

The following table illustrates, for the Dairy Products sector (Canada and other), the segmentation of sales by market segment for each of the last two fiscal years:

Dairy Products sector (Canada and other) – Sales – Market Segmentation				
	Year ended March 31, 2005		Year ended March 31, 2004	
	Sales ($000)	% of total sales	Sales ($000)	% of total sales
Retail	1,460,519	60.5	1,340,348	62.0
Foodservice	700,707	29.0	648,556	30.0
Industrial	254,315	10.5	172,948	8.0
Total	2,415,541	100.0	2,161,852	100.0

Retail. Saputo sells both branded and private label dairy products to its retail customers which include supermarket chains, convenience stores, independent retailers, warehouse clubs and specialty cheese boutiques. In fiscal 2005, the majority of Saputo's retail sales was in branded products with the remainder being private label. Saputo's retail dairy products are sold in the dairy case and deli cheese counter sections of stores. Saputo provides its retail customers with a wide range of dairy products, including cheddar, mozzarella, fluid milk, cream, yogurt, sour cream, cottage cheese, specialty cheeses and fine cheeses. The dairy product line is complemented with various non-dairy products, including flavoured coffee creamers, juices and drinks. Saputo also provides milk powder from its Argentina operations to its retail customers.

Foodservice. Foodservice customers include broad-line distributors, restaurants (corporate restaurant chains, franchisees and individually-owned), hotels and institutions. Saputo provides its foodservice customers with branded and private label cheese products as well as fluid milk products. In the case of independent pizzerias in Canada, Saputo also provides these clients with non-dairy products manufactured by third parties through its own distribution network. Saputo also produces soft-serve dairy mixes for quick service restaurant chains.

Industrial. Industrial clients include processors who use the Company's products as an ingredient in the preparation of other food items. The Company supplies cheese to numerous Canadian frozen pizza manufacturers as well as to processors of frozen entrées. The Company also produces by-products from its Canadian cheese manufacturing activities such as lactose, whey powder and whey protein. The Company sells, through its Canadian industrial segment and its operations in Argentina, cheese, lactose, whey powder, ice cream mixes, whey protein, milk powder, butter and cream to a vast array of clients in Canada, Argentina, Europe, South America, Asia and Africa.

4.1.4 Distribution

In Canada, sales of dairy products are made through direct shipments to certain large retail, foodservice and industrial customers as well as to national and regional third party distributors. Saputo has also developed a nation-wide distribution network for its dairy operations, comprised of 25 distribution centres and warehouses and over 500 distribution routes located across Canada. Saputo also operates one of the largest home delivery networks for milk and other food products in Canada.

In Argentina, the Company distributes its products through third party distributors which are supplied through the Company's nine (9) distribution centres located across the country. This network services large retail chains, distributors and industrial customers.

4.1.5 Competition

With respect to its cheese products, the Company competes mainly with Agropur coopérative agro-alimentaire ("**Agropur**"), Kraft General Foods Canada Inc. (through the production volumes of Agropur for its natural cheese) and Parmalat Canada Inc. ("**Parmalat**"). Saputo has established itself as Canada's leading producer of cheese with a share of approximately 38% of the Canadian natural cheese production.

Saputo holds an estimated 20% share of the Canadian market for fluid milk which ranks it among the three largest fresh milk processors, all of which hold similar market shares. The Company faces very broad competition in most product categories, with specific competitors varying widely by region. Among the Company's largest competitors are Agropur and Parmalat. Other competitors include co-operatives in British Columbia and Atlantic Canada.

The Company is the third largest dairy processor in Argentina, processing approximately 5% of the entire milk production. The Company competes mainly with Mastellone Hermanos S.A. and Sancor Cooperativas Unidas Limitada which hold the largest market shares in Argentina. Other competitors include Milkaut S.A., Sucesores de Alfredo Williner S.A. and Veronica S.A.

4.1.6 Employee Relations

As at May 1, 2005, the Company's Dairy Products sector (Canada and other) had 4,551 employees in Canada and 731 in Argentina. Approximately 40% of the Dairy Products sector (Canada and other)'s work force is unionized.

The Company does not currently foresee any labour unrest in connection with the renewal of collective agreements expiring in fiscal 2006. All agreements that expired in fiscal 2005 were either renewed upon satisfactory terms or continue to govern during ongoing negotiations, which are expected to result in satisfactory renewals. The Company has good employee relations. The loyalty and dedication of its employees are key elements in the Company's performance. In Management's opinion, this is the direct result of the family culture that has permeated the entire Company.

4.2 DAIRY PRODUCTS SECTOR (USA)

4.2.1 Products

Saputo produces a broad line of mozzarella, specialty cheeses such as ricotta, provolone, blue, swiss, parmesan, romano, feta and imitation cheese products which are sold under various brand names such as *Saputo, Stella, Frigo, Frigo Cheese Heads, Dragone, Lorraine* and *Treasure Cave,* as well as under private label. The Company also produces sweetened condensed milk as well as whey powder, whey protein concentrates and ingredient blends which are derived from its cheese production.

4.2.2 Production

Raw Materials

In the United States, Saputo sources its milk primarily from cooperatives pursuant to contracts which generally range from one (1) to three (3) years. Milk represents on average 85% of the costs incurred by the Company in the manufacturing of the dairy products. The Company sources its other raw materials from various suppliers.

Facilities

Within this sector, the Company operates 15 manufacturing facilities which are all owned by the Company.

In the American Northeast, the Company operates 3 plants with an overall weekly capacity to process approximately 11.3 million litres of milk into cheese. The Company also operates 10 facilities in the Midwest, with a total overall weekly capacity to process approximately 18.0 million litres of milk into cheese and related dairy products and to produce canned milk products. Finally, the Company operates 2 facilities in the Western United

States, which have a combined weekly capacity to process approximately 9.1 million litres of milk into cheese. The U.S. facilities have, with their overall production capacity combined, an excess capacity of 10%.

4.2.3 Markets

Saputo ranks as one of the leading natural cheese producer in the United States with approximately 6% of natural cheese production. The Company competes in the United States natural cheese industry by selling branded and private label products to retail, foodservice and industrial customers.

Clientele

Within the Dairy Products sector (USA), the Company services three market segments: retail, foodservice and industrial.

The following table illustrates, for the Dairy Products sector (USA), the segmentation of sales by market segment for each of the last two fiscal years:

	Dairy Products sector (USA) – Sales Volumes – Market Segmentation [1]	
	Year ended March 31, 2005	Year ended March 31, 2004
	% of total sales volumes	% of total sales volumes
Retail	30	30
Foodservice	44	42
Industrial	26	28
Total	100.0	100.0

(1) Sales volumes are more representative of our US activities due to the impact of currency fluctuation and the variation of the selling price per pound of cheese on sales dollars.

Retail. Saputo sells both branded and private label products to its retail customers which include supermarket chains, independent retailers, warehouse clubs and specialty cheese boutiques. In fiscal 2005, the majority of Saputo's retail sales was in branded products with the remainder being private label. Saputo's retail dairy products are sold in the dairy case and deli cheese counter sections of stores. Saputo also provides its retail customers with specialty cheeses and fine cheeses.

Foodservice. Foodservice customers include broad-line distributors, restaurants (corporate restaurant chains, franchisees and individually-owned) and hotels. Saputo provides its foodservice customers with branded and private label products.

Industrial. Industrial clients include processors who use the Company's products as an ingredient in the preparation of other food items. The Company supplies cheese to numerous processors of frozen entrées, including frozen pizza manufacturers and sauces and dressings manufacturers. The Company also produces by-products from its United States cheese manufacturing activities such as whey powder and whey protein.

4.2.4 Distribution

Sales are made through direct shipments to certain large retail, foodservice and industrial customers as well as to national and regional third party distributors.

4.2.5 Competition

In the United States, the Company competes on a national basis with regional and national competitors including ConAgra Dairy Foods, Dairy Farmers of America, Foremost Farms USA, Kraft Foods, Inc., Lactalis USA, Inc. (Sorrento), Land O'Lakes, Inc., Leprino Foods Company and Sargento Foods.

4.2.6 Employee Relations

As at May 1, 2005, the Company's Dairy Products sector (USA) had 2,069 employees. Approximately 36% of the workforce is unionized.

The Company does not currently foresee any labour unrest in connection with the renewal of collective agreements expiring in fiscal 2006. All agreements that expired in fiscal 2005 were renewed upon satisfactory terms. The Company has good employee relations in the United States. The loyalty and dedication of its employees are key elements in the Company's performance. In Management's opinion, this is the direct result of the family culture that has permeated the entire Company.

4.3 GROCERY PRODUCTS SECTOR

The Company produces, markets and distributes snack cakes, tarts and cereal bars in Canada and, on a much smaller scale, in the United States. The following provides an overview of the products, production facility, markets, competition and employee relations for the Grocery Products sector.

In order to maximize opportunities for its employees and its shareholders, following its decision in February 2004 to retain the Bakery division, the Company decided to invest, within the next three (3) years approximately $20 million for the development and redeployment of its brands. This investment will be covered by additional profitability generated within the same period.

4.3.1 Products

Within this sector, the Company produces and markets snack cakes, tarts and cereal bars, which are sold almost exclusively in the Canadian retail market. Saputo occupies a predominant position in the snack cake market in Canada and its products are sold under the *Vachon* and *Hostess* umbrella brands which carry recognized brand names such as *Jos Louis, Ah Caramel!, Passion Flakie, Hop & Go!, May West, Granny's* and others, some of which are now offered in a trans-fat-reduced or trans-fat-free formula.

4.3.2 Production

Raw Materials

The Company generally sources its raw materials from various suppliers.

Facilities

Within this sector, Saputo operates one manufacturing facility in the Province of Québec which is owned by the Company and has an overall excess capacity of 31%.

4.3.3 Markets and Distribution

The Company is the largest manufacturer of snack cakes in Canada. Saputo sells its products almost exclusively in the Canadian retail market segment and the Company's sales for this sector are almost exclusively in branded products. The Company's grocery products are distributed mainly through its DSD distribution network.

4.3.4 Competition

In the snack cakes category, the Company competes with regional manufacturers which enjoy significantly smaller market shares than Saputo. In the Province of Québec, the Company's main competitors in the snack cake category are McKee Foods Corporation, Pâtisserie Chevalier Inc. and Pâtisserie Fortin, a division of Maple Hurst Bakery Inc., and in the cereal bar category are Biscuits Leclerc Ltd., Kellogg Canada Inc. and The Quaker Oats Company of Canada Limited. In Ontario, Eastern and Western Canada, the Company's principal competitors are McKee Foods Corporation, McSweeney's Plus Distribution Ltd. and Oakrun Farm Bakery Ltd., respectively.

4.3.5 Employee Relations

As at May 1, 2005, the Grocery Products sector had 1,107 employees, approximately 79% of which were unionized. The Company does not currently foresee any labor unrest in connection with the renewal of collective agreements expiring in fiscal 2006.

4.4 CAPITAL EXPENDITURES

Management believes that the Company has adequate manufacturing capacity to meet current and near term demand for its products. It is Saputo's intention to continue to expand and modernize its plants, with investments being focused on equipment and processes designed to increase efficiency. More specifically, during the last five fiscal years, Saputo incurred $352 million in capital expenditures. In fiscal 2005, the Company spent $81.8 million and, in fiscal 2006, Saputo expects to incur capital expenditures of approximately $100 million.

With regards to depreciation expense, during the last five fiscal years, Saputo recorded $323 million in depreciation expense. In fiscal 2005, depreciation expense totalled $66 million and, in fiscal 2006, the Company expects to incur approximately $70 million in depreciation expense.

4.5 ENVIRONMENT

The Company's operations are subject to various federal, provincial, state, municipal and local laws and regulations relating to the protection of the environment. Compliance with these laws and regulations requires the Company to incur expenses and to monitor its operations on an ongoing basis. The Company believes that its operations are in compliance in all material respects with currently applicable environmental laws and regulations except as discussed below. It is the Company's intention to comply with all applicable environmental laws and regulations.

The Company has an environmental policy directed towards minimizing the environmental impact of all its activities. Management systems, including audit, assessment and reporting elements, support the application of the policy.

Through past acquisitions, the Company inherited historical contamination at some facilities. Most of these sites have been contaminated by former petroleum storage tanks, most of which have been removed. At each of these sites, the Company is either implementing proper remediation measures, or proceeding with additional investigation to determine if further action is required. In some cases, with the consent of governmental authorities, the Company continues to monitor the situation to confirm that no further action is required. The Company does not expect that major expenditures will be required to deal with the contamination at these facilities.

The Trois-Rivières facility has received notices of violation from the authorities with regards to its waste water discharges and permitting requirements and has been the object of complaints related to its noise emissions. The Company has put in place several corrective measures to reduce its waste water discharges exceedances and noise emissions and has initiated the process to obtain the required permit. Additional measures are expected to be implemented in the next few months to further control its waste water and noise emissions.

Environmental assessments conducted following the acquisition of Molfino in Argentina, in fiscal 2004, have revealed environmental compliance and site contamination issues at both facilities. Costs of additional investigation and to implement corrective measures, as required, will be covered in part from amounts set aside from the purchase price and in part from the Company. The Company does not expect that major capital expenditures will be required to reach compliance and to deal with the site contamination at both facilities.

During fiscal 2005, the Company spent approximately $3.5 million to comply with existing environmental laws and regulations and improve plant efficiency to reduce noise emission and wastewater discharge, to update or remove underground storage tanks, to address contamination issues and to improve wastewater treatment systems at a number of its facilities in Canada, the United States and Argentina. Management estimates similar expenditures at $12 million for fiscal 2006. Management believes that compliance with currently applicable environmental protection requirements will not have a material effect on the Company's earnings or competitive position during fiscal 2006.

4.6 TRADEMARKS

As the Company is involved in the production, sale and distribution of food products, it relies on brand recognition and loyalty from its clientele in addition to relying on the quality of its products. The Company focuses on certain established brands and believes that its trademarks are recognized by consumers for quality and reliability. Hence, Saputo takes appropriate measures to protect and enforce its intellectual property.

4.7 RISKS AND UNCERTAINTIES

Product Liability

Saputo's operations are subject to certain dangers and risks of liability faced by all food processors, such as the potential contamination of ingredients or products by bacteria or other external agents that may accidentally be introduced into products or packaging. Saputo has quality control procedures in place within its operations to reduce such risks and has never experienced any material contamination problems with its products. However, the occurrence of such a problem could result in a costly product recall and serious damage to Saputo's reputation for product quality. We maintain product liability and other insurance coverage that we believe to be generally in accordance with the market practice in the industry.

Supply of Raw Materials

Saputo purchases raw materials that may represent up to 85% of the cost of products. It processes raw materials into the form of finished edible products intended for resale to a broad range of consumers. Thus, variations in the price of foodstuffs can influence Company results upwards or downwards, and the effect of any increase of foodstuff prices on results depends on the ability of the Company to transfer those increases to its customers, and this in the context of a competitive market.

US and International Markets

The price of milk as raw material and the price of our cheese products in the United States and Argentina and by-products on international markets are based on market supply and demand forces. The prices are tied to numerous factors, such as the health of the economy and supply and demand levels for dairy products in the industry. Price fluctuations may affect the Company's results. The effect of such fluctuations on our results will depend on our ability to implement mechanisms to reduce them.

Competition

The food processing industry in North America is extremely competitive. Saputo participates in this industry primarily through its dairy operations. The Canadian dairy industry is highly competitive and is comprised of three major competitors, including Saputo. In the United States and Argentina, Saputo competes in the dairy industry on a national basis with several regional and national competitors. Our performance will be dependent on our ability to continue to offer quality products at competitive prices, and this applies to all the countries in which we operate.

Consolidation of Clientele

During the last few years, we have seen important consolidation in the food industry in all market segments. Given that we serve these segments, the consolidation within the industry resulted in a decrease in the number of clients and an increase in the relative importance of some clients. Within the retail, foodservice and ingredient market segments, no customer represents more than 10% of our total consolidated sales, except for one retail customer representing 10.9% to which we sell both branded and private label products. Our ability to continue to service our clients in all the markets that we serve will depend on the quality of our products, services and the prices of our products.

Environment

Saputo's business and operations are subject to environmental laws and regulations. We believe that our operations are in compliance, in all material aspects, with such environmental laws and regulations, except as disclosed elsewhere in this Annual Information Form. Any new environmental laws or regulations or more vigorous regulatory enforcement policies could have a material adverse effect on the financial position of Saputo and could require significant additional expenditures to achieve or maintain compliance.

Consumer Trends

Demand for our products is subject to changes in consumer trends. These changes may affect the Company's earnings. In order to constantly adapt to these changes, the Company innovates and develops new products.

Financial Risk Exposures

Saputo has financial risk exposure to varying degrees relating to the foreign currency of its United States and Argentina operations. Approximately 34% and 4% of sales are realized in the United States and in Argentina, respectively. However, the cash flows from these operations act as a natural hedge against exchange risk. Cash flows from United States operations also constitute a natural hedge against the exchange risk related to debt expressed in US dollars. As at March 31, 2005, the Company's long-term debt was made up of the US senior notes only, which are at a fixed rate throughout their term.

Regulatory Considerations

The production and distribution of food products are subject to federal, state, provincial and local laws, rules, regulations and policies and to international trade agreements, all of which provide a framework for Saputo's operations. The impact of new laws and regulations, stricter enforcement or interpretations or changes to enacted laws and regulations will depend on our ability to adapt and comply. We are currently in compliance with all important government laws and regulations and maintain all important permits and licenses in connection with our operations.

Growth by Acquisitions

The Company intends to grow both organically and through acquisitions. Based on past experience, a significant portion of this growth will likely occur through acquisitions. The ability to properly evaluate the fair value of the businesses being acquired, to successfully integrate them into the Company's operations and realize the expected profit and returns are inherent risks related to acquisitions.

Tariff Protection

Dairy-producing industries are still partially protected from imports by tariff-rate quotas which permit a specific volume of imports at a reduced or zero tariff and impose significant tariffs for greater quantities of imports. There is no guarantee that political decisions or amendments to international trade agreements will not, at some time in the future, result in the removal of tariff protection in the dairy market, resulting in increased competition. Our performance will be dependent on our ability to continue to offer quality products at competitive prices.

ITEM 5 – DIVIDEND POLICY

Saputo has a policy of declaring quarterly cash dividends on the Common Shares. In fiscal 2003, 2004 and 2005, Saputo declared respectively the following yearly dividends on the common shares, $0.40, $0.48 and $0.60 per share. In fiscal 2005, the Company's dividend policy was reviewed by the Board of Directors and the quarterly dividend of $0.12 per share, representing a yearly dividend of $0.48 per share, was increased on August 4, 2004 to $0.15 per share, representing a yearly dividend of $0.60 per share. The balance of the Company's earnings are reinvested to finance the growth of its business. The Company's dividend policy will be reviewed from time to time, but at least once annually, by the Board of Directors and will depend on Saputo's financial condition, results of operations, capital requirements and such other factors as the Board of Directors, in its sole discretion, deems relevant.

ITEM 6 – CAPITAL STRUCTURE

The articles of the Company provide that its authorized share capital shall be composed of an unlimited number of Common Shares and an unlimited number of Preferred shares, issuable in series, all without nominal or par value. As of the close of business on June 1st, 2005, 104,625,499 Common Shares and no Preferred shares were issued and outstanding.

The following is a summary of the material provisions which attach to the classes of shares of the capital stock of Saputo and is qualified by reference to the full text of the rights, privileges, restrictions and conditions of such shares.

Common Shares

The Common Shares carry and are subject to the following rights, privileges, restrictions and conditions:

Voting

Each Common Share entitles its holder to receive notice of and to attend all general and special meetings of shareholders of Saputo, other than meetings at which only the holders of a particular class or series are entitled to vote, and each such Common Share entitles its holder to one vote.

Dividends

The holders of Common Shares are, in the discretion of the Board of Directors, entitled to receive, out of any amounts properly applicable to the payment of dividends and after the payment of any dividends payable on the Preferred shares, any dividends declared and payable by Saputo on the Common Shares.

Dissolution

The holders of Common Shares shall be entitled to share equally in any distribution of the assets of Saputo upon the liquidation, dissolution or winding-up of Saputo or other distribution of its assets among its shareholders. Such participation is subject to the rights, privileges, restrictions and conditions attached to any issued and outstanding Preferred shares or shares of any other class ranking prior to the Common Shares.

Preferred Shares

The Preferred shares may be issued from time to time in one or more series, the terms of each series including the number of shares, the designation, rights, preferences, privileges, priorities, restrictions, conditions and limitations to be determined at the time of creation of each such series by the Board of Directors of Saputo without shareholder approval, provided that all Preferred shares will rank, with respect to dividends and return of capital in the event of liquidation, dissolution, winding-up or other distribution of assets of Saputo for the purpose of winding-up its affairs, *pari passu* among themselves and in priority to all shares of any class ranking junior to the Preferred shares.

ITEM 7 – MARKET FOR SECURITIES

The Common Shares of Saputo are listed on the Toronto Stock Exchange under the stock market symbol "SAP". The following table shows the price range and trading volume of the Common Shares for each of the months of the last fiscal year:

Price Range and Trading Volume of the Common Shares

Month	High ($)	Low ($)	Volume (000's)
April 2004	34.34	31.85	1,616,958
May 2004	33.10	31.05	1,072,734
June 2004	33.00	31.00	2,249,670
July 2004	32.70	30.58	1,186,393
August 2004	32.40	31.00	1,903,790
September 2004	33.89	31.95	4,128,265
October 2004	34.50	32.65	1,933,019
November 2004	34.98	32.50	2,195,605
December 2004	36.95	34.10	1,272,230
January 2005	36.75	33.50	2,424,794
February 2005	38.34	36.01	1,844,196
March 2005	38.00	35.95	2,126,584

ITEM 8 – DIRECTORS AND OFFICERS

8.1 DIRECTORS

The following table sets forth each director's name and Province/State and Country of residence, the year in which he or she first became a director, his or her principal occupation and the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction was exercised by each director, as at June 1, 2005. Directors are elected until the next annual meeting of shareholders or, in the case of a vacancy or resignation, until a successor is elected or appointed.

Name and Province/State and Country of residence	Director since	Principal occupation	Common Shares beneficially owned or over which control or direction was exercised as at June 1, 2005
EMANUELE (LINO) SAPUTO [3] Québec, Canada	1992	Chairman of the Board of the Company	60,345,126 [1]
LINO A. SAPUTO, JR. Québec, Canada	2001	President and Chief Executive Officer of the Company	33,595
ANDRÉ BÉRARD[2][5] Québec, Canada	1997	Corporate Director	8,125
LUCIEN BOUCHARD[2] Québec, Canada	2004	Senior Partner, Davies Ward Phillips & Vineberg LLP	--
PIERRE BOURGIE [2][4] Québec, Canada	1997	President and Chief Executive Officer of Société Financière Bourgie Inc. (a holding company)	465,000
FRANK A. DOTTORI[4][6] Québec, Canada	2003	President and Chief Executive Officer of Tembec Inc. (a forest products company)	200
JEAN GAULIN [2] Texas, USA	2003	Corporate Director	21,200
CATERINA MONTICCIOLO, CA Québec, Canada	1997	President of Julvest Capital Inc. (a holding company)	119,000
PATRICIA SAPUTO, CA, FP Québec, Canada	1999	President of Pasa Holdings Inc. (a holding company)	1,800
LOUIS A. TANGUAY[4] Québec, Canada	1997	Corporate Director	4,000

(1) The shares are held by Jolina Capital Inc. and Gestion Jolina Inc., both of which are holding companies controlled by Mr. Emanuele (Lino) Saputo, and by other holding companies owned and controlled by his brothers and sisters and their families, all of which have granted to Gestion Jolina Inc. a power of attorney to vote all of the Common Shares held by them at the time of the Company's Initial Public Offering.

(2) Members of the Corporate Governance and Human Resources Committee.

(3) Mr. Emanuele (Lino) Saputo is a director of Arbec Forest Products Inc. (formerly Uniforêt Inc.) which filed for protection under the *Companies' Creditors Arrangement Act* on April 17, 2001. In May 2003, Uniforêt Inc. entered into a plan of arrangement with its creditors. In February 2004, it completed the implementation of this plan.

(4) Members of the Audit Committee.

(5) Lead Director.

(6) Mr. Frank A. Dottori was a director of Gestion Papiers Gaspésia Inc. until October 2003. Its subsidiary, Papiers Gaspésia Inc., filed for protection under the *Companies' Creditors Arrangement Act* in February 2004.

During the last five years, all of the above directors have been engaged in their present principal occupations or in other executive capacities with the companies indicated opposite their name or with related or affiliated companies, except for Mr. Lino A. Saputo, Jr. who, from January 1, 2000 to January 15, 2001, was Assistant to the President of Uniforêt Inc. (a forest products company); Mr. André Bérard who, until March 10, 2004, was Chairman of the Board of a Canadian Chartered Bank; Mr. Lucien Bouchard who, from January 1996 to March 2001, was Prime Minister of the Province of Québec; and Mr. Jean Gaulin who, from January 1, 1999 to December 31, 2001, was President and Chief Executive Officer of Ultramar Diamond Shamrock (a petroleum company), and from January 1, 2000 to December 31, 2001, was also Chairman of the Board for the same company.

Information as to shares beneficially owned by each director, or over which each exercised control or direction, as at June 1, 2005, has been furnished by the directors individually.

Additional information concerning the shareholdings of, options and deferred share units granted to, directors is included in the section entitled "Election of Directors" appearing on page 2 of the Company's Management Proxy Circular dated June 6, 2005, which information is incorporated herein by reference.

8.2 EXECUTIVE OFFICERS

The following table sets forth the name, Province/State and Country of residence and position with the Company of each person who is an executive officer of the Company as of the date hereof:

Name and Province/State and Country of residence	Position
Emanuele (Lino) Saputo Québec, Canada	Chairman of the Board
Lino A. Saputo, Jr. Québec, Canada	President and Chief Executive Officer
Louis-Philippe Carrière, CA Québec, Canada	Executive Vice-President, Finance and Administration and Secretary
Dino Dello Sbarba Québec, Canada	President and Chief Operating Officer, Cheese Division (USA)
Carmine De Somma Québec, Canada	President and Chief Operating Officer, Dairy Products Division (Argentina)
Pierre Leroux Québec, Canada	Executive Vice-President, Human Resources and Corporate Affairs
Randy Williamson Québec, Canada	President and Chief Operating Officer, Dairy Products Division (Canada)

During the last five years, all of the above executive officers have held the principal occupation indicated above or other executive capacities with the Company, except for Lino A. Saputo, Jr. who, from January 1, 2000 to January 15, 2001, was Assistant to the President of Uniforêt Inc. (a forest products company); and Randy Williamson who, between 1998 and the completion of the Dairyworld Acquisition, was Chief Operating Officer of Dairyworld.

As at June 1, 2005, the directors and executive officers of Saputo, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of 61,025,560 Common Shares, representing approximately 58.3 % of the outstanding Common Shares of the Company.

ITEM 9 – LEGAL PROCEEDINGS

The Company is defendant to certain claims arising from the normal conduct of its business. Management believes that the final resolution of these claims will not have a material adverse effect on its earnings or financial position.

ITEM 10 – INTEREST OF MANAGEMENT AND OTHERS IN TRANSACTIONS

In the normal course of business, the Company receives and provides goods and services from and to companies subject to significant influence by its principal shareholder. These goods and services of an immaterial amount are compensated by a counterpart equal to the fair market value.

ITEM 11 – EXPERTS

Saputo's auditors are Deloitte & Touche LLP. Saputo's consolidated financial statements as at March 31, 2005 and for the year then ended have been filed under National Instrument 51-102 in reliance on the report of Deloitte & Touche LLP, independent chartered accountants, given on their authority as experts in auditing and accounting.

ITEM 12 – TRANSFER AGENTS AND REGISTRARS

The transfer agents and registrar of the Company is National Bank Trust at its principal offices in Montreal and Toronto.

ITEM 13 – MATERIAL CONTRACTS

No material contract outside the ordinary course of business was entered into by the Company since January 1, 2002.

ITEM 14 – AUDIT COMMITTEE INFORMATION

14.1 AUDIT COMMITTEE'S CHARTER

The Audit Committee's charter is included in Appendix A.

14.2 COMPOSITION AND RELEVANT EDUCATION AND EXPERIENCE

All members of the Audit Committee are independent and financially literate.

The following table sets forth each Audit Committee member's name and education and experience relevant to the performance of his responsibilities as an Audit Committee member.

Name	Education and experience
Pierre Bourgie	Completed a bachelor's degree in commerce. Mr. Bourgie was President of Urgel Bourgie Ltd. until the sale of this company in 1996. Since then, he is responsible for the investment activities of the Bourgie family and has founded two (2) investment funds, Les Partenaires de Montréal, specialized in business financing, and Ipso Facto, specialized in real estate investments. Mr. Bourgie is the President of these two (2) funds. Mr. Bourgie also serves on the board of directors of various companies, where, for certain of them, he is a member of the audit committee, including one where he is the Chair of the committee. Mr. Bourgie's experiences required and contributed to the development of his ability to analyse financial statements and understand Generally Accepted Accounting Principles ("GAAP").
Frank A. Dottori	Completed a bachelor's degree in chemical engineering and applied science. In 1973, Mr. Dottori and three other executives founded Tembec inc. and, since 1979, Mr. Dottori has been Tembec's President and Chief Executive Officer. Mr. Dottori has served as a Governor of the Montreal Stock Exchange, Director of the Canadian Market Productivity Centre and on the Board of Directors of several organizations and corporations. He is a member of the Club des entrepreneurs of the Conseil du Patronat du Québec and is the current Chair of the Pulp and Paper Research Institute of Canada. Mr. Dottori's professional experiences required and contributed to the development of his ability to analyse financial statements and understand GAAP.
Louis A. Tanguay	Completed a bachelor's degree in commerce. Mr. Tanguay occupied several executive positions within the BCE organization requiring his involvement in the preparation of financial statements and the analysis of financial and operational performances of BCE related companies. More specifically, he was Chairman of the Board of Telebec, Executive Vice President (Corporate) of Bell Canada, President of Bell Québec and President of Bell Canada International. He was also actively involved in the acquisition, merger and disposal of companies. Mr. Tanguay has an extensive past and present experience as a corporate director of public companies involving, for some of them, participation in audit committees. Mr. Tanguay's professional experiences required and contributed to the development of his ability to analyse financial statements and understand GAAP.

14.3 POLICIES AND PROCEDURES REGARDING THE SERVICES RENDERED BY THE EXTERNAL AUDITORS

On February 5, 2004, the Company adopted a revised policy with respect to services rendered by its external auditors (the "**Policy**").

The Policy divides the services in three categories: (i) services that are considered audit related ("**Audit Services**") and therefore covered by the annual audit budget; (ii) services that are considered indirectly audit related ("**Consultation Services**") but not covered by the annual audit budget; and (iii) non-audit services ("**Non-Audit Services**"). Pursuant to the Policy, no services other than the Audit Services can be provided by the Company's external auditors unless the following conditions are met:

Consultation Services

(i) The Audit Committee has pre-approved the Consultation Services to be provided; or

(ii) the aggregate amount of all services (other than Audit Services) not pre-approved by the Audit Committee and rendered during the financial year in which the Consultation Services are to be rendered do not exceed the highest of $25,000 or five percent (5%) of the total amount of fees paid by the Company during the financial year in which the Consultation Services are to be rendered.

Non-Audit Services

(i) The attribution of the Non-Audit Services to the external auditors of the Company presents an added-value for the Company; and

(ii) the Audit Committee pre-approved the services to be rendered.

Finally, the Policy requires that the management of the Company presents to the Audit Committee, on a quarterly basis, a statement of the services (other than the Audit Services) rendered by the external auditors of the Company as well as any mandate given to other accounting firms.

14.4 EXTERNAL AUDITOR SERVICE FEES BY CATEGORY

The following table sets out, by categories, the fees paid to Deloitte & Touche LLP, the Company's external auditors, for the fiscal years 2005 and 2004:

Fee Category	**2005**	**2004**
	($)	**($)**
Audit Fees	532,705	493,614
Audit Related Fees	206,368	79,927
Tax Fees	174,671	232,158
All Other Fees	-	247,575
Total	913,744	1,053,274

"Audit Fees" include the aggregate professional fees paid to Deloitte & Touche LLP for the audit of the consolidated annual financial statements.

"Audit Related Fees" include the aggregate fees paid to Deloitte & Touche LLP for services that would normally be performed by the external auditors. More specifically, these services include, among others, pension plans audits, attest services that are required by statute or regulation, assistance in preparing for the future requirements on internal control certification, consultations regarding financial reporting and accounting standards and translation services.

"Tax Fees" include the aggregate fees paid to Deloitte & Touche LLP for tax compliance, tax advice, tax planning and advisory services relating to the preparation of corporate tax, capital tax and sales tax returns.

"All Other Fees" include the aggregate fees paid to Deloitte & Touche LLP for all services other than those reported under Audit Fees, Audit Related Fees and Tax Fees, including namely consultation services for municipal taxation and due diligence review in the context of acquisitions.

ITEM 15 - ADDITIONAL INFORMATION

Additional information, including disclosure of the Company's corporate governance practices, remuneration and indebtedness to the Company of the directors and officers, principal holders of Saputo's securities, and options to purchase securities, where applicable, is included in Saputo's Management Proxy Circular dated June 6, 2005 and may be found in SEDAR at www.sedar.com . Additional financial information is included in the Consolidated Financial Statements of Saputo and Notes thereto and in the accompanying Management's Analysis for the fiscal year ended March 31, 2005. Copies of these documents may be obtained upon request to the Secretary of the Company, at its head office, 6869 Metropolitain Boulevard East, Saint-Léonard, Québec, H1P 1X8, Telephone: (514) 328-6662.

In addition, when the securities of Saputo are in the course of a distribution pursuant to a short form prospectus or when a preliminary short form prospectus has been filed, the following documents may be obtained free of charge from the Secretary of the Company:

(i) one copy of the Annual Information Form, together with one copy of any documents or portion thereof incorporated by reference therein;

(ii) one copy of the comparative financial statements of Saputo for its most recently completed fiscal year together with the report of the auditor thereon and one copy of any interim financial statements of Saputo subsequent to the financial statements for its most recently completed fiscal year;

(iii) one copy of Saputo's Management Proxy Circular for its most recent annual meeting of shareholders which involved the election of directors; and

(iv) one copy of any other documents that are incorporated by reference in the preliminary short form prospectus or the short form prospectus.

At any other time, one copy of the documents referred to in subparagraphs (i), (ii) and (iii) above will be provided free of charge upon request to the Secretary.

* * *

APPENDIX "A"

AUDIT COMMITTEE MANDATE

AUTHORITY

The audit committee (the "Committee") is a standing committee of the board of directors which has the responsibilities described under the heading "Responsibilities".

The Committee has free access to personnel and documents of the company and is granted the resources necessary to carry out its duties.

STRUCTURE

1. The Committee is made up of a minimum of three independent directors of the company, each having financial skills.

2. The mandate of the members is for one year and may be renewed. The members are appointed by the board of directors at the first meeting following the annual meeting of shareholders, or at any other meeting to fill a vacancy.

3. The chairman is appointed by the board of directors for a one-year term, which may be renewed. In the absence or failure of the chairman to sit, the chair is filled by a member chosen by the Committee.

4. The Committee meets at least four times annually to examine the annual and quarterly financial statements of the company and may call special meetings as needed. The Committee determines the place, date and time of its meetings. The meetings may be held by telephone or by any other means allowing the members to communicate with each other.

5. The quorum for meetings of the Committee is a majority of the members and decisions are made by the majority of the votes cast by the members present.

6. Minutes of meetings of the Committee are taken by the secretary of the board of directors (or any other person designated by the Committee) and must give an exact account of the decisions made at the meetings.

7. In addition to the members of the Committee, any other person may be called before the meetings at the request of the chairman of the Committee.

8. The Committee has the power to retain independent legal counsels or other advisors it considers necessary to carry out its mandate and to fix their compensation.

9. The Committee has the power to communicate directly with the internal auditor of the company.

10. The external auditor reports directly to the Committee.

RESPONSIBILITIES

11. Directly supervise the work of the external auditor retained to establish or issue the auditor's report or render other audit, examination or certification services to the company.

12. Review the quarterly and annual financial statements of the company, management's report and press releases respecting the financial results before their public release.

13. Review the content of the management proxy circular, annual information form and annual report of the company.

14. Review, examine and discuss the foreseeable repercussions of the new audit and accounting standards or new securities rules.

15. Study any other issue about which the board of directors should, in the opinion of the external auditors, be informed.

16. Supervise the application and respect of the environmental policy of the Company and make periodical reports to the Board with respect thereto.

17. Study and evaluate the risk factors inherent to the company and ensure the development of appropriate measures to manage them effectively.

18. Periodically evaluate the presence of the necessary internal control systems of the company and periodically review the effectiveness of such systems.

19. Periodically evaluate the procedures set up by the company to communicate the financial information taken or derived from the financial statements of the company other than the information referred to in paragraph 12 of this mandate and periodically ensure their effectiveness.

20. Establish procedures regarding:

    i. The receipt, keeping and processing of complaints received by the company respecting accounting and internal accounting controls or the audit;

    ii. The confidential and anonymous presentation by employees of the company of concerns affecting questionable matters relating to accounting or auditing.

21. Recommend to the board of directors the auditors for the upcoming fiscal year and the fees to be paid to them.

22. Annually review the audit plan prepared by the external auditors and determine whether it meets the needs of the company.

23. Adopt a policy concerning the prior approval of all services not related to the audit which the external auditors of the company may render to the company and its subsidiaries in accordance with applicable legislation.

24. Meet with the auditors in regard to the financial statements and discuss with them their assessment of the control systems in place and their recommendations.

25. The Committee shall periodically meet the internal auditor to ensure the quality of the internal controls of the Company and make the link between the internal auditor and the external auditors of the company.

26. Study the impact of new accounting principles on the company's results.

27. Review the financial statements of the pension plans of the company.

28. Examine and approve the hiring policies of the company with respect to employees and former employees of the present auditor and former auditors of the company.

29. Carry out any other duty related to the performance of its mandate.

30. Carry out any other mandate which the board of directors may entrust to it from time to time.

31. Annually assess the accomplishments and performance of the audit committee.

32. Annually review the mandate of the audit committee.




RECEIVED
2005

SAPUTO INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting of the holders of common shares of SAPUTO INC. will be held in the Laval room of the Hotel Sheraton Laval, 2440 autoroute des Laurentides, Laval, Québec, on August 2, 2005 at 11:00 a.m. (local time) for the following purposes:

(1) to receive the consolidated balance sheet, the consolidated statement of earnings and retained earnings and the consolidated statement of cash flows for the year ended March 31, 2005 and the auditors' report relating thereto ;

(2) to elect directors for the ensuing year ;

(3) to appoint auditors for the ensuing year and authorize the directors to fix their remuneration ;

(4) to transact such other business as may properly come before the meeting and any adjournment thereof.

Only holders of common shares of Saputo Inc. of record at 5:00 p.m. on June 22, 2005 will be entitled to receive this notice.

The management proxy circular for the meeting is appended to this Notice. A copy of the annual report to shareholders and a form of proxy for the meeting are also enclosed with this Notice.

Saint-Léonard, Québec, June 6, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

Louis-Philippe Carrière, CA
Executive Vice-President,
Finance and Administration and Secretary

Holders of common shares may exercise their rights by attending the meeting or by completing a form of proxy. The holders of common shares who will be unable to attend the meeting in person are kindly asked to sign the enclosed form of proxy and return it in the stamped envelope provided as soon as possible. Your shares will be voted in accordance with your instructions as indicated on the proxy. If the proxy does not provide for any instructions, the persons whose names are printed on the form will vote in favour of the proposals made by Management.

SAPUTO INC.

MANAGEMENT PROXY CIRCULAR

This Circular is furnished in connection with the solicitation by the Management of SAPUTO INC. (the "Company") of proxies which will be used to vote at the Annual Meeting (the "Meeting") of the holders of common shares of the Company (the "Common Shares") to be held on August 2, 2005, at the time and place and for the purposes set forth in the foregoing Notice and at any adjournment thereof.

The solicitation of proxies will be made primarily by mail. However, the Management of the Company may solicit proxies at a nominal cost by telephone, telecopier or by personal interview. The Company will reimburse brokers and other persons holding shares for others for their reasonable expenses for sending proxy material to beneficial owners in order to obtain voting instructions. The Company will bear all expenses in connection with the solicitation of proxies.

PROXIES

In order to be voted at the Meeting, a proxy must be received by the Secretary of the Company at least 48 hours prior to the Meeting. A proxy may be revoked at any time by the person giving it, to the extent that it has not already been exercised. A proxy may be revoked by filing a written notice with the Secretary of the Company if this notice is received no later than the business day preceding the Meeting. The powers of the proxy holders may also be revoked if the holder of Common Shares attends the Meeting in person and so requests by depositing such written notice with the Chairman of the Meeting.

The persons whose names are printed on the enclosed form of proxy are directors and executive officers of the Company. **Every holder of Common Shares has the right to appoint a person (who need not be a shareholder) other than those whose names are printed on the form of proxy to act on his behalf at the Meeting. To exercise this right, the holder of Common Shares must insert his nominee's name in the blank space provided for such purpose in the form of proxy or prepare another proxy in proper form.**

The persons whose names are printed on the enclosed form of proxy will vote all the shares in respect of which they are appointed to act in accordance with the instructions indicated on the form of proxy. **If the form of proxy does not provide for any instructions, these persons will vote in favour of the proposals made by Management of the Company.**

Every proxy given to any of the persons named in the form of proxy confers discretionary authority with respect to amendments or variations to the matters identified in the Notice and with respect to any other matter that may properly come before the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SHARES

The Common Shares are the only securities of the share capital of the Company which carry voting rights. As at June 1, 2005, the Company had 104,625,499 Common Shares outstanding. Each Common Share entitles its holder to one vote.

Only holders of Common Shares of record at 5:00 p.m. on June 22, 2005 will be entitled to receive the Notice. They will also be entitled to vote at the Meeting and at any adjournment thereof unless their Common Shares have been transferred and the transferee has produced properly endorsed certificate(s) representing the transferred Common Shares or has otherwise established ownership of the transferred Common Shares and has requested, at least 10 days before the Meeting, that such transferee's name be duly entered on the list of shareholders of the Company, in which case the transferee shall exercise the voting rights attached to the Common Shares.

In connection with the Company's initial public offering in October 1997 (the "Initial Public Offering"), the initial shareholders of the Company, being Gestion Jolina Inc., a holding company controlled by Mr. Emanuele (Lino) Saputo, and the holding companies owned and controlled by Emanuele (Lino) Saputo's brothers and sisters and their families (collectively, the "Saputo Shareholders") entered into an agreement governing their relationship as shareholders of the Company. Under this agreement, Gestion Jolina Inc. has been granted by all other Saputo Shareholders a power of attorney to vote all of the Common Shares held by them at the time of the Initial Public Offering. On June 1, 2005, the 34,939,962 shares held by Gestion Jolina Inc. combined with the common shares held by the other Saputo Shareholders represented 60,345,126 Common Shares or 57.68 % of all of the outstanding Common Shares. The agreement will terminate on the earlier of December 31, 2007 or the day on which Mr. Saputo ceases to control Gestion Jolina Inc.

To the knowledge of the Company's directors and executive officers, on June 1, 2005, the only persons or companies who or which owned of record or beneficially, directly or indirectly, or exercised control or direction over 10% or more of the issued and outstanding Common Shares were the following:

Name	Type of ownership	Number of Common Shares	Percentage of Class
Gestion Jolina Inc.	of record	34,939,962 (1)	33.40 %
	proxy	25,405,164	24.28 %
	Total:	60,345,126	57.68 %

(1) Includes 1,511,628 Common Shares held by Jolina Capital Inc., the sole shareholder of Gestion Jolina Inc.

ELECTION OF DIRECTORS

For fiscal 2006, Management proposes that the Board of Directors be composed of ten members. **Except where the authority to vote in favour of the directors is withheld, the persons whose names are printed on the form of proxy intend to vote FOR the election of the ten nominees whose names are set forth in the following table.** The vote for each director will be conducted on an individual basis. Each director elected will hold office until the next annual meeting or until that director's successor is duly elected, unless the office is vacated earlier in accordance with the relevant provisions of the applicable laws.

The following table sets forth, for each person nominated by Management for election as a director, his or her name and Province/State and Country of residence, the year in which he or she first became a director, the principal occupation of each nominee, the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction was exercised by each nominee and the number of options or deferred share units owned by each nominee, the whole as at June 1, 2005. Reference is made to Schedule A hereto for a brief biography of the nominees as well as a summary of their attendance to board and committee meetings for fiscal 2005.

Name and Province/State and Country of residence	Director since	Principal occupation	Common Shares beneficially owned or over which control or direction was exercised	Options owned[1]	Number of Deferred Share Units[1]
EMANUELE (LINO) SAPUTO[3] Québec, Canada	1992	Chairman of the Board of the Company	60,345,126[2]	--	--
LINO A. SAPUTO, JR. Québec, Canada	2001	President and Chief Executive Officer of the Company	33,595	125,746	--
ANDRÉ BÉRARD[4][6] Québec, Canada	1997	Corporate Director	8,125	12,000	2,295
LUCIEN BOUCHARD[4] Québec, Canada	2004	Senior Partner, Davies Ward Phillips & Vineberg LLP	--	--	1,459
PIERRE BOURGIE[4][5] Québec, Canada	1997	President and Chief Executive Officer of Société Financière Bourgie Inc. (a holding company)	465,000	12,000	503
FRANK A. DOTTORI[5][7] Québec, Canada	2003	President and Chief Executive Officer of Tembec Inc. (a forest products company)	200	1,000	1,528
JEAN GAULIN[4] Texas, USA	2003	Corporate Director	21,200	1,000	1,125
CATERINA MONTICCIOLO, CA Québec, Canada	1997	President of Julvest Capital Inc. (a holding company)	119,000	12,000	503
PATRICIA SAPUTO, CA, FP Québec, Canada	1999	President of Pasa Holdings Inc. (a holding company)	1,800	8,000	1,424
LOUIS A. TANGUAY[5] Québec, Canada	1997	Corporate Director	4,000	12,000	2,373

(1) Effective in fiscal 2005, the options granted to the outside directors of the Company were replaced by deferred share units. The options shown in the table were granted before April 1, 2004. For more detailed information, see "Deferred Share Unit Plan". The options held by Lino A. Saputo, Jr. were granted to him before he became President and Chief Executive Officer of the Company. See "Corporate Governance and Human Resources Committee - Report on Executive Compensation".

(2) The shares are held by Jolina Capital Inc. and Gestion Jolina Inc., both of which are holding companies controlled by Mr. Emanuele (Lino) Saputo, and by other holding companies owned and controlled by his brothers and sisters and their families, all of which have granted to Gestion Jolina Inc. a power of attorney to vote all of the Common Shares held by them at the time of the Company's Initial Public Offering. See "Voting Shares and Principal Holders of Voting Shares".

(3) Mr. Emanuele (Lino) Saputo is a director of Arbec Forest Products Inc. (formerly Uniforêt Inc.) which filed for protection under the *Companies' Creditors Arrangement Act* on April 17, 2001. In May 2003, Uniforêt Inc. entered into a plan of arrangement with its creditors. In February 2004, it completed the implementation of this plan.

(4) Members of the Corporate Governance and Human Resources Committee.

(5) Members of the Audit Committee.

(6) Lead Director.

(7) Mr. Frank A. Dottori was a director of Gestion Papiers Gaspésia Inc. until October 2003. Its subsidiary, Papiers Gaspésia Inc., filed for protection under the *Companies' Creditors Arrangement Act* in February 2004.

During the last five years, all of the above nominees have been engaged in their present principal occupations or in other executive capacities with the companies indicated opposite their name or with related or affiliated companies, except for: Mr. Lino A. Saputo, Jr., who, from January 1, 2000 to January 15, 2001, was Assistant to the President of Uniforêt Inc. (a forest products company); Mr. André Bérard who, until March 10, 2004, was Chairman of the Board of a Canadian Chartered Bank; Mr. Lucien Bouchard who, from January 1996 to March 2001, was the Prime Minister of the Province of Québec; and Mr. Jean Gaulin who, from January 1, 1999 to December 31, 2001, was President and Chief Executive Officer of Ultramar Diamond Shamrock (a petroleum company), and from January 1, 2000 to December 31, 2001, was also Chairman of the Board for the same company.

Information as to shares and options beneficially owned by each nominee, or over which each exercised control or direction, as at June 1, 2005, has been furnished by the nominees individually.

EXECUTIVE COMPENSATION

The following table provides a summary of compensation earned during the fiscal years ended March 31, 2005, 2004 and 2003, as salary, bonus or otherwise, by the CEO, CFO and the three most highly compensated senior executives of the Company (collectively, the "Named Executive Officers"). Certain aspects of this compensation are dealt with in further detail in the following tables.

		Annual compensation			Long-term compensation	
					Awards	
Name and principal occupation	Year	Salary [1] ($)	Bonus [1] ($)	Other annual compensation [2] ($)	Number of Common Shares under options granted	All other compensation ($)
Lino A. Saputo, Jr. President and Chief Executive Officer	2005 C$ 2004 US$ 2004 C$ 2003 US$	650,000 262,500 131,250 335,000	487,500 157,500 78,750 184,250	- - - -	- 26,250 8,750 33,114	- - - -
Louis-Philippe Carrière Executive Vice-President Finance and Administration and Secretary	2005 C$ 2005 US$ 2004 C$ 2004 US$ 2003 C$ 2003 US$	388,000 74,000 380,000 63,000 380,000 63,000	194,000 37,000 190,000 31,500 152,000 25,200	- - - - - -	17,610 4,402 25,334 6,333 25,041 6,260	- - - - - -
Pierre Leroux Executive Vice-President Human Resources and Corporate Affairs	2005 C$ 2005 US$ 2004 C$ 2004 US$ 2003 C$ 2003 US$	388,000 74,000 380,000 63,000 380,000 63,000	174,600 33,300 171,000 28,350 152,000 25,200	- - - - - -	17,610 4,402 25,334 6,333 25,041 6,260	- - - - - -
Dino Dello Sbarba President and Chief Operating Officer Cheese Division (USA)	2005 US$ 2004 C$ 2004 US$ 2003 C$	400,000 356,250 100,000 475,000	240,000 213,750 60,000 261,250	- - - -	23,828 22,284 9,383 31,301	- - - -
Randy Williamson President and Chief Operating Officer Dairy Products division (Canada)	2005 C$ 2004 C$ 2003 C$	500,000 425,000 370,000	300,000 255,000 203,500	- - -	22,693 26,667 24,382	- - -

(1) The allocation of salary and bonus of the Named Executive Officers in US and Canadian dollars reflects the involvement of the individuals in the Company's United States and Canadian operations respectively.

(2) Excluded from Other Annual Compensation are perquisites and other personal benefits which, in the aggregate, do not exceed the lesser of $50,000 and ten percent of the total annual salary and bonus of the Named Executive Officer for the fiscal year.

Options granted during the most recently completed fiscal year

The following table presents the options granted under the Equity Compensation Plan (as defined in the section "Securities Authorized for Issuance under Equity Compensation Plans" of this Circular), to the Named Executive Officers during the fiscal year ended March 31, 2005.

Name	Number of Common Shares under options granted	% of total options granted to employees in financial year	Exercise price [1] ($/Share)	Market value of Common Shares underlying options on the date of grant ($/Share) [1]	Expiration date
Lino A. Saputo, Jr.	-	-	-	-	-
Louis-Philippe Carrière	22,012	2.2	33.05	33.05	04/01/2014
Pierre Leroux	22,012	2.2	33.05	33.05	04/01/2014
Dino Dello Sbarba	23,828	2.4	33.05	33.05	04/01/2014
Randy Williamson	22,693	2.3	33.05	33.05	04/ 01/2014

(1) Corresponds to the closing price of the Common Shares on the Toronto Stock Exchange (the "TSX") on March 31, 2004, which is the business day immediately preceding April 1, 2004 being the grant date.

Aggregate options exercised during the most recently completed fiscal year and year-end values

The following table presents, for each of the Named Executive Officers, the options exercised during the fiscal year ended March 31, 2005, as well as the unexercised options and the value of the unexercised in-the-money options as at March 31, 2005 under the Equity Compensation Plan. It should be noted that unexercised options might never be exercised and that the value of unexercised in-the-money options might never be realized.

Name	Number of Common Shares acquired on exercise	Aggregate value realized [1] ($)	Number of unexercised options as at 03/31/05		Value of unexercised in-the-money options as at 03/31/05 [2]	
			Exercisable	Unexercisable	Exercisable ($)	Unexercisable ($)
Lino A. Saputo, Jr.	-	-	54,823	70,923	765,384	892,816
Louis-Philippe Carrière	50,000	972,036	94,137	104,737	1,462,254	1,270,696
Pierre Leroux	53,336	763,310	113,725	104,737	2,036,687	1,270,696
Dino Dello Sbarba	-	-	181,961	106,553	3,283,317	1,276,325
Randy Williamson	36,596	442,978	9,752	79,500	56,562	803,869

(1) The aggregate value realized on exercise is equal to the difference between the closing price of the Common Shares on the TSX on the exercise date and the exercise price of the option.

(2) The value of an unexercised in-the-money option at fiscal year-end is equal to the difference between the closing price of the Common Shares on the TSX on March 31, 2005, being $36.15 per share, and the exercise price of the option.

Defined Benefit Plan

The following table presents the estimated annual benefits payable at normal retirement age ("NRA") for Messrs. Louis-Philippe Carrière, Dino Dello Sbarba, Pierre Leroux and Randy Williamson, who are currently participating in a non-contributive defined benefit pension plan together with a supplementary retirement plan.

Non-Contributive Defined Benefit Pension Plan and Supplementary Retirement Plan

Remuneration	Projected Years of Service				
$(000's)	15	20	25	30	35
150	45,000	60,000	75,000	90,000	105,000
200	60,000	80,000	100,000	120,000	140,000
300	90,000	120,000	150,000	180,000	210,000
400	120,000	160,000	200,000	240,000	280,000
500	150,000	200,000	250,000	300,000	350,000
600	180,000	240,000	300,000	360,000	420,000
700	210,000	280,000	350,000	420,000	490,000

The participants are entitled to retirement benefits equal to 2% of their respective final average earning multiplied by their respective years of credited service. The final average earning equals to the base salary average during the last consecutive 36 months within the ten (10) year period preceding the retirement during which the average is at its highest. The credited years of service correspond to the service period following January 1, 2004. However, each participant who adhered to the Non-Contributive Defined Benefit Pension Plan on January 1, 2004, is credited an additional ½ year of service for each year of service following January 1, 2004. Messrs Carrière, Dello Sbarba, Leroux and Williamson adhered to this pension plan on January 1, 2004 and therefore were credited 1.875 years of service as of March 31, 2005.

The Non-Contributive Defined Benefit Pension Plan's and Supplementary Retirement Plan's normal retirement age is 65. However, a member can retire before that age and start receiving a reduced pension.

If a participant has a spouse at the time of retirement, the benefit payable to his spouse will be on the basis of a joint and surviving spouse annuity reducing to 60% upon his death. Otherwise, the normal form of payment will be a lifetime pension guaranteed.

Moreover, as a result of his role as Chief Operating Officer of a subsidiary of the Company before its acquisition in February 2001, Mr. Williamson has accumulated benefits in another defined benefit pension plan.

Defined Benefit Pension Plan Table

Remuneration	**Mr. Williamson's Projected Years of Service at NRA**
$(000's)	**12.5**
125 and above	25,000

Under this pension plan, Mr. Williamson is entitled to retirement benefits equal to 2% of his final three years average earnings multiplied by his years of credited service as a member of the pension plan. Starting January 1, 2005, no additional years of service will be credited to Mr. Williamson under this plan.

Furthermore, the total annual pension payable from the plan at retirement is limited by the Canada Customs and Revenue Agency. Based on 2005 limits, the maximum annual retirement benefit is equal to $2,000 multiplied by Mr. Williamson's credited service. This limit is indexed annually after 2005.

The plan's normal retirement age is 65. However, a member can retire as early as age 55 and start receiving a reduced pension. The pension is reduced by 3% per year that retirement age precedes age 65.

If Mr. Williamson has a spouse at the time of retirement, the benefit payable to his spouse will be on the basis of a joint and surviving spouse annuity reducing to 60% upon his death. Otherwise, the normal form of payment will be a lifetime pension guaranteed for ten years.

TERMINATION OF EMPLOYMENT AND CHANGE OF CONTROL

There is no contract, arrangement or any other understanding with respect to employment, termination of employment, a change of control or a change in responsibilities following a change of control, between the Company and any of the Company's senior executive officers.

CORPORATE GOVERNANCE AND HUMAN RESOURCES COMMITTEE

Composition of the Committee

The Corporate Governance and Human Resources Committee (the "Corporate Governance Committee") is composed of four members of the Board of Directors, Messrs. André Bérard, Lucien Bouchard, Pierre Bourgie and Jean Gaulin, all of whom are outside, unrelated and independent directors. Mr. Bouchard was appointed to the Corporate Governance Committee on August 4, 2004. See "Statements of Corporate Governance Practices – Section 3 of Schedule B" attached hereto.

Mandate of the Committee

The Committee has been assigned by the Board of Directors of the Company various functions which may be summarized as follows:

(i) the responsibility of reviewing the executive compensation policy of the Company;

(ii) the determination of option grants and financial performance targets for the bonuses of the executives of the Company;

(iii) the review of the Company's corporate governance practices and making recommendations to the Board of Directors with respect thereto;

(iv) the responsibility to ensure proper management succession planning for the Company and making recommendations to the Board of Directors with respect thereto;

(v) the implementation of a process to assess, on an annual basis, the performance of the President and Chief Executive Officer, to establish with the CEO annual and longer term performance targets and expectations;

(vi) the review of the compensation of the directors in their capacity as directors, including the review of the requirements regarding the minimal number of shares and/or deferred share units each director must hold and making recommendations to the Board of Directors with respect thereto;

(vii) the implementation of a uniform and transparent process for selecting nominees for election to the Board of Directors and the recruiting of new candidates for Board membership, and making recommendations to the Board of Directors with respect thereto;

(viii) the orientation and the continuing education of Board members;

(ix) the implementation of a process to assess, on an annual basis, the effectiveness of the Board of Directors, its various committees and the individual performance of Board members;

(x) the review of the size of the Board, its composition, and more particularly, to assess the independent and unrelated status of each director in light of the applicable legislation, and making recommendations to the Board with respect thereto;

(xi) the responsibility to ensure proper management of the share ownership plan, the Equity Compensation Plan and the Deferred Share Unit Plan;

(xii) the responsibility to execute all other mandates the Board may delegate from time to time to the Committee.

Report on Executive Compensation

General Principles of Executive Compensation

During the year ended March 31, 2005, the Company revised its compensation policy following a review conducted by a compensation consulting firm. During such review, the compensation policies of several Canadian and American manufacturing companies and distributors were analysed in light of the size of the Company, the geographic markets in which it operates and the responsibilities given to its senior executives (the "Comparative Group"). The Comparative Group consisted of a representative number of companies which provided a reliable source of comparative information.

For fiscal 2005, the compensation for the senior executives of the Company, including the Named Executive Officers, consisted of three components: base salary, bonus and options. The compensation policy for fiscal 2005 was determined based on the review of market practices as well as an analysis of the performance of the organizations forming part of the Comparative Group. The Corporate Governance Committee believes that the compensation policy is competitive with that offered by Canadian corporations of similar size having operations in the United States.

The following constitutes a summary of the principles based upon which the compensation of the senior executives was determined for fiscal 2005. The compensation policy is designed to attract and retain competent individuals who can ensure the current and long-term success of the Company.

Base Salary

For fiscal 2005, base salary was re-evaluated based on the principles established following the review of the Comparative Group, as well as on more subjective criteria such as internal equity and performance of each senior executive. Base salary is competitive with the third quartile of the base salaries offered by the Canadian corporations included in the Comparative Group and is between the third quartile and the median of the base salaries offered by American corporations. A portion of the base salary for certain of the Named Executive Officers for fiscal 2005 was paid in U.S. dollars in order to take into account compensation packages paid in the United States for similar positions, considering the importance of the Company's American operations and the role of such Named Executive Officers.

The Corporate Governance Committee believes that the base salary component of the compensation for the Company's senior executives reflects salaries offered for positions involving similar responsibilities and complexity, internal equity comparisons as well as the ability and experience of the Company's senior executives.

Annual Incentive (Bonus)

For fiscal year 2005, the Corporate Governance Committee determined at the beginning of the fiscal year the financial performance targets which had to be achieved by the Company as well as the maximum amount of bonus which could be paid to each senior executive in the event the targets were met. A bonus is paid only on the basis of financial performance targets.

Under the plan, a bonus could only be paid if at least 85% of the financial performance targets were met by the Company and, in this event, payments were made in proportion to the level actually reached. Therefore, the maximum amount of bonus payable to a senior executive is only paid if the Company reached or exceeded the target levels set at the beginning of the fiscal year. This plan is competitive with the median of bonus plans offered by the corporations included in the Comparative Group.

For fiscal 2005, the amount of bonus paid to each senior executive, other than the Chief Executive Officer, represented between 45% and 60% of his base salary. The bonus paid to each senior executive was fully paid based on the achievement of the financial performance targets originally determined. As with the base salary, considering the importance of the Company's American operations, a portion of the bonuses for certain of the Named Executive Officers was paid in U.S. dollars in order to take into account compensation packages paid in the United States for similar positions.

The Corporate Governance Committee reviewed the bonus plan and believes that its underlying principles are sufficiently defined and adequately encourage the senior executives to excel.

Long-Term Incentive Plan (Options)

Options to purchase Common Shares may be granted from time to time to senior executives and other key employees pursuant to the Equity Compensation Plan in order to sustain a commitment to long-term profitability and maximize shareholder value.

On April 1, 2004, the Corporate Governance Committee granted options to senior executives for the fiscal year ended March 31, 2005. The number of options granted represented a percentage of base salary, without taking into account the number of options already held by such senior executive. Refer to the section entitled "Securities Authorized for Issuance under Equity Compensation Plan" for a discussion of the terms and conditions relating to the options, including vesting periods.

Chief Executive Officer

For fiscal 2005, the Chief Executive Officer's base salary and bonus and the evaluation of his performance were based upon the same principles as those used for the other senior executives of the Company. Base salary and bonus of the Chief Executive Officer are competitive with the median of the base salaries offered by the Canadian corporations included in the Comparative Group and between the first quartile and the median range offered by American corporations. The base salary and bonus paid take into consideration the fact that the President and Chief Executive Officer was named in March 2004. It is the Company's objective to have, within the next three years, the base salary and bonus paid to the President and Chief Executive Officer competitive with the third quartile of the base salaries offered by the Comparative Group. During fiscal 2005, no options were granted to the Chief Executive Officer, as his interest in the principal shareholder constitutes a sufficient long-term incentive.

Reference is made to section 11.b) of Schedule B to this Circular for a description of the annual review process of the President and Chief Executive Officer's performance which was implemented in April 2005.

PERFORMANCE GRAPH

The following graph compares, on a yearly basis, the total cumulative shareholder return of $100 invested in the Common Shares with the S&P/TSX Composite Total Return Index of the TSX during the five fiscal years ending March 31, 2005.


Cumulative Total Return since
March 31, 2000
March 31, 2000 = 100
300
250
200
150
100
50
2000
2001
2002
2003
2004
2005
Saputo
S&P TSX Composite Total Return Index

	03/31/00	03/31/01	03/31/02	03/31/03	03/31/04	03/31/05
SAPUTO	100	142	229	172	257	286
S&P TSX COMPOSITE TOTAL RETURN INDEX	100	81	85	70	97	110

COMPENSATION OF DIRECTORS

During fiscal 2005, each director who was not a salaried officer or employee of the Company was paid an annual fee of $25,000 and a further attendance fee of $1,250 for each meeting of the Board of Directors or any committee thereof. The Chairman of a committee was also paid an additional annual fee of $5,000. For fiscal 2005, each director who was not a salaried officer or employee of the Company was allocated a total of 500 deferred share units granted on a quarterly basis pursuant to the Company's deferred share unit plan (the "Deferred Share Unit Plan") in consideration for his or her services as director of the Company. The Chairman of a committee was also granted 500 additional deferred share units. See "Deferred Share Unit Plan for Directors". Mr. Emanuele (Lino) Saputo received $600,000 from the Company for his services as Chairman of the Board of Directors in fiscal 2005.

The following table shows the compensation paid to each director for his or her services in fiscal 2005.

Fees paid and deferred share units (DSU) granted to Directors in fiscal 2005

Director	Retainer fee ($)	Committee chair retainer fee ($)	Board attendance fee ($)	Committee attendance fee ($)	Total fees paid ($)	% of Fees paid in cash	% of Fees paid in DSUs	DSUs annual grant	Options granted
Emanuele (Lino) Saputo	--	--	--	--	--	--	--	--	--
Lino A. Saputo, Jr.	--	--	--	--	--	--	--	--	--
André Bérard	25,000	5,000	6,250	7,500	43,750	--	100	1,000	--
Claude Blanchet[1]	8,335	n/a	2,500	5,000	15,835	--	100	172	--
Lucien Bouchard	25,000	n/a	5,000	2,500	32,500	--	100	500	--
Pierre Bourgie	25,000	n/a	6,250	17,500	48,750	100	--	500	--
Frank A. Dottori	25,000	n/a	6,250	3,750	35,000	--	100	500	--
Jean Gaulin	25,000	n/a	6,250	7,500	38,750	52	48	500	--
Caterina Monticciolo	25,000	n/a	6,250	n/a	31,250	100	--	500	--
Patricia Saputo	25,000	n/a	6,250	n/a	31,250	--	100	500	--
Louis A. Tanguay	25,000	5,000	6,250	10,000	46,250	--	100	1,000	--

(1) Mr. Claude Blanchet ceased to be a member of the Board of Directors of the Company on August 4, 2004.

Deferred Share Unit Plan for Directors

On April 22, 2004, further to the recommendations of the Corporate Governance Committee, the Board of Directors adopted a new compensation policy pursuant to which all directors of the Company shall, at all times while a director, own a number of shares and/or deferred share units having a total market value of at least $150,000, calculated on April 1st of each year. Each director must comply with this new policy by March 31, 2007 or within three (3) years following his appointment as a director of the Company. Pursuant to the Deferred Share Unit Plan adopted by the Board of Directors on the same date, each director who does not meet the minimum value of $150,000 must receive his entire compensation in deferred share units. Directors are entitled to receive a cash payment for the value of their deferred share units on the last business day of the calendar year following the calendar year in which they ceased to be a member of the Board, unless they choose an earlier date upon ceasing to be a member of the Board.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out the only equity compensation plan (the "Equity Compensation Plan") previously approved by security holders as of March 31, 2005 under which equity securities of the Company are authorized for issuance.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under the Equity Compensation Plan (excluding securities reflected in column (a)) (c)
Equity Compensation Plan approved by security holders	4,797,915	23.62	6,868,823

The following text presents a summary of the main characteristics of the Equity Compensation Plan.

On October 15, 1997, prior to the closing of its Initial Public Offering, the Company established the Equity Compensation Plan for full-time employees, officers and directors of the Company. The purpose of the Equity Compensation Plan is to attract and retain experienced and competent employees, officers and directors and to encourage share ownership by such persons. Effective in fiscal 2005, with the adoption of a new compensation policy, the options granted to directors of the Company were replaced by deferred share units (see "Deferred Share Unit Plan for Directors"). All options currently held by the directors were granted before April 1, 2004.

The total number of Common Shares which may be issued pursuant to the Equity Compensation Plan was initially set at 6,000,000[1] Common Shares. At the Annual and Special Meeting of Shareholders held on August 1, 2001, this number was increased by 8,000,000[1] Common Shares, bringing the total number of Common Shares that may be issued under the Equity Compensation Plan to 14,000,000[1].

The terms, exercise price and number of Common Shares covered by each option as well as the vesting periods of such options are determined by the Corporate Governance and Human Resources Committee at the time the options are granted. However, the Equity Compensation Plan provides that the exercise price may not be less than the closing price of the Common Shares on the TSX on the business day immediately preceding the date of grant. Options granted under the Equity Compensation Plan may not be assigned, and expire ten years from the date of grant. The maximum number of Common Shares which may be optioned in favour of any single individual shall not exceed 5% of the total number of outstanding Common Shares.

As at March 31, 2005, 4,797,915 options were outstanding. As of April 1, 2005, the Corporate Governance and Human Resources Committee granted an aggregate of 914,952 options to participants

[1] This information has been restated to reflect the 100% stock dividend declared on November 23, 2001, on the Common Shares of Saputo, which had the same effect as a two-for-one split.

under the Equity Compensation Plan at an exercise price of $36.15 per share. Of the 5,551,832 options outstanding as at June 1, 2005, 2,677,649 options were exercisable and 2,874,183 will vest at a rate of 20% per year, on each of the first five anniversaries of their date of grant.

As at June 1, 2005, 6,016,689 Common Shares remained available out of the basket of 14,000,000 Common Shares.

DIRECTORS AND OFFICERS INSURANCE COVERAGE

The Company carries liability insurance in an amount limited to $35 million with respect to its directors and officers as a group subject to a $500,000 deductible. For fiscal 2005, the total annual premium in respect of such insurance was $257,700, all of which was paid by the Company and charged to earnings.

INDEBTEDNESS OF EXECUTIVE OFFICERS

None of the directors and other executive officers of the Company, nor any of their associates, are indebted towards the Company in respect of loans, advances or guarantees of indebtedness.

AUDIT COMMITTEE INFORMATION

Reference is hereby made to section 13 of Schedule B attached hereto and to pages 27 to 32 of the Annual Information Form of the Company for the year ended March 31, 2005 for a disclosure of information relating to the Audit Committee required under Form 52-110F1. Copy of this document can be found in SEDAR at www.sedar.com or by contacting the Secretary of the Company at its head office, 6869 Métropolitain Boulevard East, Saint-Léonard, Québec H1P 1X8, telephone: (514) 328-6662.

APPOINTMENT OF AUDITORS

Deloitte & Touche, chartered accountants, have been the auditors of the Company since 1992.

Except where the authority to vote in favour of the appointment of Deloitte & Touche is withheld, the persons whose names are printed on the form of proxy intend to vote FOR the appointment of Deloitte & Touche, chartered accountants, as auditors of the Company and to vote FOR authorizing the Board of Directors to determine their remuneration. The auditors will hold office until the next Annual Meeting or until their successors are appointed.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors believes that good corporate governance practices are important and has delegated to the Corporate Governance Committee the responsibility of reviewing the Company's corporate governance practices and making recommendations to the Board of Directors with respect thereto.

In 1995, the TSX adopted a requirement that each listed company incorporated in Canada disclose its corporate governance practices with reference to a series of guidelines. In 2002, the TSX proposed certain changes to the guidelines (the "Guidelines"), which became effective as of January 1, 2005. In October 2004, the Canadian securities regulators published in draft form for public comment corporate governance disclosure guidelines (the "Proposals"). The Proposals have been adopted but are not applicable to the Company as of the date of this Circular.

The Company's significant shareholder is its founder who holds in the aggregate, directly or indirectly, or exercises control or direction over shares representing 57.68 % of all of the outstanding Common Shares, as disclosed previously in this Circular. The Guidelines recognize that a number of corporations have significant shareholders. The Board of Directors believes that the value of the significant shareholder's equity stake in the Company ensures that his interests are aligned with those of the other shareholders of the Company. The Board of Directors believes that the Company's existing corporate governance practices and the implementation of certain measures as disclosed hereinafter, are appropriate to its circumstances and effective and that there are in place appropriate structures, procedures and practices to ensure board efficiency, board independence from management and fair representation of the investment of minority shareholders of the Company.

Schedule B to this Circular discloses the Company's corporate governance practices by addressing each of the Guidelines. Although the Proposals are not applicable to the Company as of the date of this Circular, the Company implemented, during fiscal 2005, certain measures to improve its corporate governance practices. More particularly, the Company has taken the following actions:

(i) the Corporate Governance Committee conducted a formal evaluation process of the performance of the Board, its committees and its directors individually pursuant to the evaluation process implemented by the Board of directors in 2004;

(ii) the Board of Directors implemented a formal evaluation process of the performance of the President and Chief Executive Officer of the Company.

The Company follows the evolution of corporate governance practices and guidelines in Canada. The Committee and the Board will pursue their review of Saputo's corporate governance practices and, if appropriate, will implement changes to improve them.

INTEREST OF MANAGEMENT AND OTHERS IN TRANSACTIONS

In the normal course of business, the Company receives and provides goods and services from and to companies subject to significant influence by its principal shareholder. These goods and services of an immaterial amount are compensated by a counterpart equal to the fair market value.

Additional Information

The Company's financial information is included in the Consolidated Financial Statements of the Company and notes thereto and in the accompanying Management Report for the fiscal year ended March 31, 2005. Copies of these documents and additional information concerning the Company can be found in SEDAR at www.sedar.com and may also be obtained upon request to the Secretary of the Company at its head office, 6869 Métropolitain Boulevard East, Saint-Léonard, Québec H1P 1X8, Telephone: (514) 328-6662.

General

Except as otherwise specifically indicated, the information contained herein is given as at June 1, 2005. The Management of the Company presently knows of no matters to come before the Meeting other than matters identified in the Notice of Meeting. If any matters which are not known should properly come before the Meeting, the persons named in the form of proxy will vote on such matters according to their best judgment.

Approval of the Directors

The directors of the Company have approved the content and the sending of this Circular.

Saint-Léonard, Québec, June 6, 2005.

Emanuele (Lino) Saputo,
Chairman of the Board

SCHEDULE " A "

DISCLOSURE OF DIRECTOR EXPERIENCE

The following are brief biographies of the Company's nominees and indicate the directorships held by the nominees in other public companies:

Emanuele (Lino) Saputo, Chairman of the Board of the Company, Director. Emanuele (Lino) Saputo founded the Company with his parents in 1954. He became Chairman of the Board and President of the Company in 1969. In 1997, following the initial public offering of the Company, he was named Chairman of the Board and Chief Executive Officer of the Company and remained in this position until March 2004, following which he remained Chairman of the Board. Mr. Saputo is also a director of the following public company: Arbec Forest Products Inc.

Lino A. Saputo, Jr., President and Chief Executive Officer of the Company, Director. Lino A. Saputo, Jr., joined the Company in 1988 as Administrative Assistant. In 1993, he became Vice-President, Operations and, in 1998, Executive Vice-President, Operations. From July 2001 to January 1, 2004, he was President and Chief Operating Officer of the Company's Cheese Division (USA). In March 2004, he was appointed to the position of President and Chief Executive Officer of the Company, in replacement of Mr. Emanuele (Lino) Saputo.

André Bérard, Director. André Bérard was Chairman of the Board of a Canadian Chartered Bank from March 2002 to 2004. Over the past 40 years, he held various positions within this Canadian Chartered Bank, including that of Chairman of the Board and Chief Executive Officer from 1990 to March 2002. Mr. Bérard serves on the board of directors of the following public companies: Arbec Forest Products Inc., BCE Inc., BMTC Group Inc., Bombardier Inc., Canam Group Inc., LMS Medical Systems Inc., Noranda Inc., Transforce Income Fund, and Vasogen Inc.

Lucien Bouchard, Director. Lucien Bouchard was Premier of the Province of Québec from January 1996 to March 2001. Prior to that, Mr. Bouchard was Canada's Ambassador to France, sat on several Cabinet Committees for the Federal Government, was Leader of the Official Opposition in the House of Commons, practiced law for 22 years. Since April 6, 2001, he is a senior partner with Davies Ward Phillips & Vineberg LLP. Mr. Bouchard serves on the board of directors of the following public companies: BMTC Group Inc. and Transcontinental Inc.

Pierre Bourgie, Director. Pierre Bourgie is, since 1996, President and Chief Executive Officer of Société Financière Bourgie Inc., a diversified investment company, President of Partenaires de Montréal, a merchant bank specialized in business financing and President of Ipso Facto, a real estate investment fund. Mr. Bourgie also serves on the board of directors of the following public companies: Canam Group Inc. and National Bank of Canada.

Frank A. Dottori, Director. Frank A. Dottori is, since 1979, President and Chief Executive Officer of Tembec Inc., a forest products company which he co-founded. He is Chair of the Pulp and Paper Research Institute of Canada and Chair of the Free Trade Lumber Council. He has also served as Governor of the Montreal Stock Exchange. Mr. Dottori serves on the board of directors of the following public companies: Bell Nordiq Group Inc. and Tembec Inc.

Jean Gaulin, Director. Jean Gaulin was Chairman of the Board of Ultramar Diamond Shamrock Corporation from January 1, 2000 to January 1, 2002. He was also President and Chief Executive Officer of this corporation from January 1, 1999 to January 1, 2002. In 1996, following the merger of Ultramar Corporation and Diamond Shamrock Inc., he was named Vice-Chairman of the Board, President and Chief Operating Officer of Ultramar Diamond Shamrock. Mr. Gaulin serves on the board of directors of the following public companies: Crane Co., National Bank of Canada and Rona Inc.

Caterina Monticciolo, Director. Caterina Monticciolo is a chartered accountant and President of Julvest Capital Inc., a holding company. She is also director and controller for Les Placements Vigica Inc., a diversified investment company. From January 1995 to October 1996, she served as Manager for Administrative Services for Saputo Inc. From 1990 to 1994, she served as an auditor and tax consultant for Samson Bélair Deloitte & Touche.

Patricia Saputo, Director. Patricia Saputo is a chartered accountant who worked in accounting and tax planning from 1991 to 1998 with Samson Bélair Deloitte & Touche. Since 1998, she has been the controller of Placements Italcan Inc., a diversified investment company and, as of 2002, she became the Chief Financial Officer. Mrs. Saputo is also the President of Pasa Holdings Inc., an investment holding company.

Louis A. Tanguay, Director. Louis A. Tanguay held a number of executive positions during a long career within the BCE organization, including President of Bell Québec from 1992 to 1998 and President of Bell Canada International from 1998 to 2001. He serves on the board of directors of the following public companies: Bell Nordiq Group Inc., Canbras Communications Corp., Medisys Health Group Inc. and Rona Inc.

BOARD OF DIRECTORS MEETINGS HELD AND ATTENDANCE OF DIRECTORS

The information presented below reflects Board and Committee meetings held and attendance of Directors for the year ended March 31, 2005.

Summary of Board and Committee meetings held

Board of Directors:	5
Corporate Governance and Human Resources Committee:	6
Audit Committee:	8

Summary of Attendance of Directors

Director	Board Meetings Attended	Audit Committee Meetings Attended	Corporate Governance Committee Meetings Attended
EMANUELE (LINO) SAPUTO (Chairman of the Board)	5 of 5	n/a	n/a
LINO A. SAPUTO, JR.	5 of 5	n/a	n/a
ANDRÉ BÉRARD	5 of 5	n/a	6 of 6
CLAUDE BLANCHET	2 of 3(1)	4 of 5(1)	n/a
LUCIEN BOUCHARD	4 of 5	n/a	2 of 3(2)
PIERRE BOURGIE	5 of 5	8 of 8	6 of 6
FRANK A. DOTTORI	5 of 5	3 of 3(3)	n/a
JEAN GAULIN	5 of 5	n/a	6 of 6
CATERINA MONTICCIOLO	5 of 5	n/a	n/a
PATRICIA SAPUTO	5 of 5	n/a	n/a
LOUIS A. TANGUAY	5 of 5	8 of 8	n/a

(1) Mr. Claude Blanchet ceased to be a member of the Board of Directors of the Company on August 4, 2004. He attended all of the meetings of the Board and of the Audit Committee, except the ones held on August 4, 2004, the date on which he ceased to be a director of the Company.

(2) Mr. Lucien Bouchard became a member of the Corporate Governance Committee on August 4, 2004, effective following the meetings held on such date.

(3) Mr. Frank A. Dottori became a member of the Audit Committee on August 4, 2004, effective following the meetings held on such date.

SCHEDULE "B"

SAPUTO INC. STATEMENT OF CORPORATE GOVERNANCE PRACTICES AS AT JUNE 6, 2005

Corporate Governance Guidelines	Comments
The Board should explicitly assume the responsibility for stewardship of the Corporation, and specifically for the following:	The Board of Directors is legally responsible for overseeing the stewardship of the Company's affairs to ensure that its resources are managed so as to increase share value and create economic wealth. The mandate of the Board of Directors is to supervise the management of the business and affairs of the Company. In order to better fulfil its mandate, the Board of Directors has formally acknowledged its responsibility for, among other matters, (i) reviewing, at least once a year, the Company's strategic orientation and the plans established with respect thereto; (ii) identifying, with Management, the principal risks of the Company's business and the systems put in place to manage these risks; (iii) to the extent feasible, satisfying itself as to the integrity of the Chief Executive Officer of the Company and other senior officers and to create a culture of integrity throughout the Company; (iv) ensuring proper management succession planning, including appointing, training and monitoring senior management; (v) maintaining a proper communication policy with shareholders, institutional investors and participants in the financial market; (vi) monitoring the efficiency of internal control and management information systems; and (vii) developing the Company's approach to corporate governance, including developing a set of corporate governance principles and guidelines specifically applicable to the Company. The Board of Directors has taken, when necessary, specific measures in this respect. Some of these duties were delegated to the Corporate Governance and Human Resources Committee (the "Corporate Governance Committee") and to the Audit Committee.
a) Adoption of a strategic planning process	The Board of Directors meets with Management at least at the beginning of every fiscal year in order to discuss the strategic plan prepared by the Management. The Board also reviews the fiscal year then ended, the budgets, including capital expenditures required for the upcoming fiscal year in order to achieve the growth and objectives set by Management, and reviews the competitive and regulatory environment in which the Company evolves in order to identify the risks and opportunities. The Board of Directors then reviews, on a quarterly basis, the Company's results and accomplishments against the objectives set in the strategic plan.

The Chief Executive Officer has the responsibility to keep the Board of Directors informed of all important developments that may impact the Company or its industry.

b) Identification of principal risks and implementation of risk management systems

Through its Audit Committee, the Board of Directors identifies the principal risks relating to the Company's business, ensures the implementation of appropriate systems to manage these risks and receives regular reports from management on these matters. Please refer to page 20 of the Annual Information Form under the heading "Risks and Uncertainties" and to page 35 of the Annual Report under the heading "Risk and Uncertainties" for a list of the principal risks relating to the Company's business.

c) Succession planning, including appointing, forming and monitoring senior management

The Corporate Governance Committee is responsible, among other things, for ensuring proper management succession planning for the Company and making recommendations to the Board of Directors with respect thereto. It is the intention of the Board of Directors to review in fiscal 2006 the succession plan in order to reflect the appointment of Mr. Lino A. Saputo, Jr. as the new President and Chief Executive Officer of the Company in March 2004.

d) Communications policy

The Audit Committee is responsible for the review of the annual and quarterly financial statements of the Company and all other continuous disclosure documents required by regulatory authorities, and such documents are approved by the Board of Directors before mailing. The Board of Directors has the responsibility of maintaining a proper communication policy with shareholders, institutional investors and participants in the financial market. In order to maintain high standards regarding disclosure issues, the Board of Directors adopted a disclosure policy which confirmed the Company's practices. The purpose of the disclosure policy is to ensure that communications to the investing public are timely, factual and accurate, and that the information is disseminated in accordance with all applicable legal and regulatory requirements of the TSX and various securities commissions.

e) Integrity of internal control and management information systems

The Audit Committee, which reports to the Board of Directors, is responsible for ensuring the adequacy of the internal control and management information systems of the Company. The Audit Committee regularly meets with the Executive Vice-President, Finance and Administration and the external auditors in order to examine issues pertaining to the presentation of financial information, accounting practices, upcoming accounting norms, internal accounting systems as well as financial controls and procedures, auditing procedures and programs. In light of the rules adopted by the Canadian Securities Authorities regarding the Audit Committee and the certification of financial information, which rules are subject to amendments published in November 2004 and April 2005 and currently under review, the Audit Committee mandated an independent accounting firm to assist the internal auditors of the Company in the review of the internal controls and management information systems of the Company, their adequacy and effectiveness. It is anticipated that this process will be completed by December 31, 2005. In the exercise of its mandate, the Audit Committee has access to the internal audit department of the Company. See also 1 b) and d) above for the role of the Audit Committee.

a) The majority of directors should be unrelated (independent of management and without any conflicts of interest) to the Company and its significant shareholder;

Ten (10) individuals are currently nominated as directors of the Company, eight (8) of whom are outside directors and six (6) of whom are unrelated and independent directors. The Board of Directors is composed of a majority of unrelated and independent directors.

In determining unrelated and independent directors, the Corporate Governance Committee has referred to the following definitions. The Committee has identified as unrelated the directors who are not officers of the Company or any of its subsidiaries and who have no relationship that could reasonably be perceived to materially conflict with their ability to act in the best interest of the Company. As for the independent directors, it has identified those who have no direct or indirect relationship with the Company or any of its subsidiaries that could, in the view of the Committee, reasonably conflict with the exercise of a director's independent judgment, the whole as defined in Multilateral Instrument 52-110 Audit Committees. These qualifications of the directors are reviewed and approved by the Board of Directors.

if the Company has a significant shareholder, in addition to a majority of unrelated shareholders, the board should include a number of directors which reflects the investment in the Company by shareholders other than the significant shareholder;

It is the intention of the Company to add one (1) unrelated director to the Board over the course of the next two (2) years. The Company is of the opinion that the presence of the six (6) unrelated and independent directors more than adequately reflects the investment of minority shareholders in the Company.

b) Although the Company has a significant shareholder, the Board of Directors must include a certain number of directors who are unrelated to the significant shareholder and who are not engaged in a business relationship with him.

The Board of Directors is made up of six (6) directors out of ten (10) having no participation, relationship or business ties with the significant shareholder. Moreover, the independent and unrelated directors meet without Management and without the chairman of the Board following each Board meetings.

3. Disclose whether each director is "related" and how that conclusion was reached

- As Chairman of the Board of the Company, Mr. Emanuele (Lino) Saputo is a related director.
- As President and Chief Executive Officer of the Company, Mr. Lino A. Saputo, Jr. is a related director.
- Mr. André Bérard is an unrelated and independent director.
- Mr. Lucien Bouchard is an unrelated and independent director.
- Mr. Pierre Bourgie is an unrelated and independent director.

- Mr. Frank A. Dottori is an unrelated and independent director.
- Mr. Jean Gaulin is an unrelated and independent director.
- As a member of the Saputo control block shareholder, Mrs. Caterina Monticciolo is a related director.
- As a member of the Saputo control block shareholder, Mrs. Patricia Saputo is a related director.
- Mr. Louis A. Tanguay is an unrelated and independent director.

Reference is made to schedule "A" for additional information on each director.

4. a) The Board should appoint a committee of directors responsible for proposing new nominees to the Board and for evaluating directors on a regular basis

The Corporate Governance Committee is responsible for (i) the implementation of a uniform and transparent process for selecting nominees for election to the Board of Directors and the recruiting of new candidates for Board membership and making recommendations to the Board of Directors with respect thereto, and (ii) the implementation and conducting of a process to assess, on an annual basis, the effectiveness of the Board of Directors, its various committees and the individual performance of each Board members. During fiscal 2005, the Corporate Governance Committee met six (6) times.

For the selection of nominees for election to the Board of Directors of the Company, the Corporate Governance Committee takes into consideration (i) what competencies and skills the Board of Directors, as a whole, should possess; (ii) what competencies and skills each existing directors possesses; (iii) what competencies and skills the Board of Directors, as a whole, possesses; and (iv) the individual performance of each directors. Based on this analysis, the Corporate Governance recommends to the Board changes to the Board composition.

A formal annual evaluation process of directors was adopted in April 2004 and implemented. In December 2004, the Corporate Governance Committee started to conduct the evaluation process. Pursuant to this evaluation process, Board members completed an effectiveness survey as to the performance of the Board of Directors, its committees and the individual performance of each Board member. These surveys were submitted on a confidential basis and were reviewed by the Chairman of the Corporate Governance Committee. The Chairman of the Corporate Governance Committee met each Board member individually in order to discuss the surveys. A global evaluation of the performance of the Board of Directors, its committees and Board members was presented to the Board of Directors by the President of the Corporate Governance Committee. This process will be conducted annually. During the year, Board members are free to discuss among themselves the performance of a fellow director, or submit such a matter to the Chairman of the Corporate Governance Committee who ensures the implementation of appropriate measures to deal with any concern

	regarding the effectiveness of the Board of Directors and its various committees. As Board members are elected annually, the Corporate Governance Committee takes into account each director's performance when recommending nominees for election of Board members at the next annual general meeting of shareholders and when recommending the composition of the committees as well as their chairman for approval by the Board of Directors.
Composed exclusively of outside (non management) directors, the majority of whom are unrelated	The Committee is composed of four (4) members, all of whom are outside, unrelated and independent directors.
The Board should implement a process for assessing the effectiveness of the Board, its committees and individual directors	The Corporate Governance Committee is responsible for the implementation of a process to assess, on an annual basis, the effectiveness of the Board of Directors and its various committees. A formal evaluation process is currently in place (see 4 a) above).
. The Company should provide orientation and education programs for new directors	The Board of Directors considers that orienting and educating new directors is an important element of ensuring responsible corporate governance. By ensuring that the Board members are properly informed of the business of the Company, the Board considers that it complies with this Guideline. Newly appointed directors are provided with the Company's continuous disclosure documents, copies of the mandate of the Board and its committees, minutes of previous meetings of the Board of Directors and copies of the policies and procedures adopted by the Board of Directors and its committees. The President of each committee of the Board presents, during the quarterly Board meetings, a summary of the achievements and current projects of the Committee. Directors also meet with members of Management to discuss the affairs of the Company, the continuous disclosure documents, sector of activities of the Company, its competitive and regulated environment as well as its business and operational strategies. Moreover, the Directors are invited to attend the Company's meeting of shareholders and visit certain Company facilities. Board members also hold a strategic planning meeting annually with Management. See 1 a) above. Finally, each Board member is invited to address to the Corporate Governance Committee any request he may have regarding additional information or education. The Corporate Committee reviews such requests and takes the measures it deems appropriate.
7. The Board should examine reducing its size and review the composition of its members with a view to improving effectiveness	After reviewing its size, the Board of Directors determined that a board of nine (9) to eleven (11) is appropriate for decision-making purposes. The Board of Directors is composed of ten (10) members.
8. The Board should review the adequacy and form of the director compensation in light	The Corporate Governance Committee evaluates annually the compensation of the directors in their capacity as directors in

of risks and responsibilities	light of the practices of the market, as well as the risks and responsibilities involved in being a director. In April 2004, the Board adopted a new compensation policy pursuant to which all directors of the Company shall, at all times while a director, own a number of shares and/or deferred share units having a total market value of at least $150,000, calculated on April 1st of each year. Each director must comply with this new policy by March 31, 2007 or within three (3) years following his appointment as a director of the Company. Pursuant to the deferred share unit plan (the "Deferred Share Unit Plan") adopted by the Board of Directors on the same date, each director who does not meet the minimum value of $150,000 must receive his entire compensation in deferred share units. Moreover, starting fiscal 2005, the options granted to each director who is not an officer or an employee of the Company were replaced by deferred share units pursuant to the terms and conditions of the Deferred Share Unit Plan. All options currently held by the directors were granted before April 1, 2004.
9. Committees of the Board should generally be composed of outside (non management) directors, a majority of whom should be unrelated directors	The Company currently has two (2) committees: the Audit Committee and the Corporate Governance Committee. The Audit and Corporate Governance Committees are composed exclusively of outside unrelated and independent directors.
10. The Board should expressly assume responsibility for corporate governance issues or assign general responsibility therefore to a committee	The Board of Directors has delegated to the Corporate Governance Committee the responsibility to review the Company's corporate governance practices and making recommendations to the Board of Directors with respect thereto.
11. a) The Board should define limits to management's responsibilities by formulating mandates for the following: (i) the Board (ii) Chief Executive Officer b) The Board should approve the CEO's corporate objectives	The Board of Directors has defined its mandate thereby imposing certain limits on the powers of Management. The Board believes that it is responsible for overseeing the affairs of the Company and that the Chief Executive Officer is responsible for implementing the Company's strategic plan and business objectives as prepared by Management and submitted to the Board annually (see 1 a) above). In 2003, the Company has elaborated a formal mandate for the Chief Executive Officer which was appointed on March 30, 2004. With this appointment and following a transition period, the Corporate Governance Committee implemented in April 2005 a formal annual review process of the Chief Executive Officer's performance. Therefore, starting in fiscal 2006, the Corporate Governance Committee will formally evaluate the Chief Executive Officer's performance and report same to the Board on an annual basis.
12. The Board should establish procedures to enable the Board to function independently of management	The significant shareholder of the Company as defined in the Guidelines and its founder, Mr. Emanuele (Lino) Saputo, holds the position of Chairman of the Board. The experience and expertise of Mr. Emanuele (Lino) Saputo in those sectors in which the Company is engaged benefit all members of the Company's Management team and the Board of Directors.

	With the appointment of Lino A. Saputo, Jr. as Chief Executive Officer of the Company, the positions of Chairman of the Board and CEO are split. However, as the position of Chairman of the Board is held by a related member, the Board appointed the Chairman of the Corporate Governance Committee as Lead Director. The responsibilities of the Lead Director are to set Board agendas with the Chairman of the Board, be responsible for the quality of the information sent to directors, call and chair the meetings of independent directors without management and without the Chairman of the Board which are held following each Board meetings and to review any comments or requests made by an independent director. The Lead Director is elected annually by a vote of the directors who qualify as independent directors.
13. a) The Board shall establish an Audit Committee with a specifically defined mandate	The Audit Committee has the mandate to (i) review the annual and quarterly financial statements of the Company and certain other public disclosure documents required by regulatory authorities, (ii) review the nature and scope of the annual audit as proposed by the auditors and management, (iii) review with the auditors and management, the adequacy of the internal control and management information systems of the Company, (iv) approve all services not related to audit services which the external auditors may render to the Company and its subsidiaries, subject to the policy of the Company on services which may be provided by the Company's external auditors and by other accounting firms, (v) oversee the application of the Company's procedure regarding complaints of an auditing or a financial nature, (vi) examine, approve and apply the hiring policy of the Company with respect to employees and former employees of the present auditors and former auditors of the Company, (vii) review and evaluate the risk factors inherent to the Company's business and ensure that appropriate measures are in place to manage them effectively and (viii) present quarterly reports to the Board of Directors with respect to its achievements and current projects. The Audit Committee's charter is published in the Annual Information Form of the Company under Appendix A. During fiscal 2005, the Audit Committee met eight (8) times.
b) All members should be non management directors	The Audit Committee is presently composed exclusively of outside unrelated directors. All members of the Audit Committee are financially literate and independent as defined under applicable regulations.
14. The Board should implement a system to enable individual directors to engage outside advisors, at the Company's expense	In certain circumstances, it may be appropriate for an individual director to engage an outside advisor at the expense of the Company. The Corporate Governance Committee has the mandate to determine if the circumstances warrant the engagement of an outside advisor. In addition, both Committees have the right to engage outside advisors in order to assist them in fulfilling their mandate.

Saputo